“We are proud to serve your hometown with personal service and we welcome you to our Family of Banks.” -Randy Chesler, President and CEO

DIRECTORS AND OFFICERS Board of Directors Craig A. Langel, CPA, CVA, Chairman Officer of Langel & Associates, P.C./Owner and CEO of CLC Restaurants, Inc. David C. Boyles Former Chairman of Columbine Capital Corporation and Retired President of Guaranty Bank and Trust Company Robert A. Cashell, Jr. Owner and President of Robert Parker, Inc. and Topaz Lodge, Inc. Randall M. Chesler President and CEO of Glacier Bancorp, Inc. Sherry L. Cladouhos Retired CEO of Blue Cross Blue Shield of Montana Jesus T. Espinoza President and CEO of Espinoza Community Development LLC and Former President and CEO of Raza Development Fund Annie M. Goodwin, RN Attorney/Goodwin Law Office LLC and Former Montana Commissioner of Banking and Financial Institutions Kristen L. Heck Owner and CEO of LC Staffing Service and Loyal Care LP Michael B. Hormaechea Owner of Hormaechea Development, LLC Douglas J. McBride, OD, FAAO Doctor of Optometry Beth Noymer Levine Founder and Principal SmartMouth Communications Corporate Officers Randall M. Chesler President/Chief Executive Officer Ron J. Copher, CPA Executive Vice President/Chief Financial Officer/Secretary Ryan T. Screnar, CPA, CGMA Executive Vice President/Chief Administrative Officer Lee K. Groom Executive Vice President/Chief Experience Officer Tom P. Dolan Senior Vice President/Chief Credit Officer Angela L. Dose, CPA Senior Vice President/Chief Accounting Officer T.J. Frickle Senior Vice President/Chief Risk Officer Nathan D. Judd Senior Vice President/Chief Auditor David L. Langston Senior Vice President/Chief Human Resources Officer Mark D. MacMillan Senior Vice President/Chief Information Officer Paul W. Peterson Senior Vice President/Chief Mortgage Officer Byron J. Pollan Senior Vice President/Treasurer Jason A. Preble Senior Vice President/Chief Operations Officer R. Greg Wamsley, CFA Senior Vice President/Head of Financial Planning & Analysis Cover photo by Chuck Haney “Late Afternoon at Bowman Lake” Glacier National Park, Montana INVESTOR INFORMATION 2024 Cash Dividends Declared Frequency Record Date Payment Date Per Share Amount Quarterly (1) April 9, 2024 April 18, 2024 $0.33 Quarterly (2) July 9, 2024 July 18, 2024 $0.33 Quarterly (3) October 8, 2024 October 17, 2024 $0.33 Quarterly (4) December 10, 2024 December 19, 2024 $0.33 Ten-Year Common Stock Price and Dividend History Common Stock Price Cash Dividends Year High Low Close Declared Per Share 2015 $30.29 $22.16 $26.53 $1.05 2016 $37.87 $21.90 $36.23 $1.10 2017 $41.23 $31.38 $39.39 $1.14 2018 $47.67 $35.77 $39.62 $1.31 2019 $46.51 $37.58 $45.99 $1.31 2020 $47.05 $26.66 $46.01 $1.33 2021 $67.35 $44.55 $56.70 $1.37 2022 $60.69 $44.43 $49.42 $1.32 2023 $50.03 $26.77 $41.32 $1.32 2024 $60.67 $34.35 $50.22 $1.32 ___________________________ 1 Subject to approval by the Board of Directors Stock Listing Glacier Bancorp, Inc.'s common stock trades on the New York Stock Exchange under the symbol: GBCI. There are approximately 1,968 shareholders of record for Glacier Bancorp, Inc. stock. Annual Meeting The Annual Meeting of Shareholders will be held on April 30, 2025 at 9:00 a.m. Mountain Time at The Hilton Garden Inn, 1840 Highway 93 South, Kalispell, Montana. Automatic Dividend Reinvestment Plan Shareholders may reinvest their dividends and make additional cash purchases of common stock by participating in the Company's dividend reinvestment plan. Call Equiniti Trust Company at (877) 390-3076 for more information and to request a prospectus. Email Notifications Readers may subscribe to Glacier Bancorp, Inc. email notifications for corporate events, document filings, press releases and end-of-day stock quotes in the Email Notification section of the Company's website. Corporate Headquarters 49 Commons Loop Kalispell, Montana 59901 (406) 751-7708 www.glacierbancorp.com Stock Transfer Agent Equiniti Trust Company, LLC New York, NY 10005 (877) 390-3076 www.equiniti.com Independent Registered Public Accountants Forvis Mazars, LLP Denver, Colorado www.forvis.com Legal Counsel Miller Nash Graham & Dunn LLP Seattle, Washington www.millernash.com Moore, Cockrell, Goicoechea & Johnson, P.C. Kalispell, Montana www.mcgalaw.com 2025 Anticipated Dividend Dates 1 Quarter Record Date Payment Date 1 April 8, 2025 April 17, 2025 2 July 8, 2025 July 17, 2025 3 October 7, 2025 October 16, 2025 4 December 9, 2025 December 18, 2025

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)	2024	2023	2022	2021	2020
	At or for the Years ended December 31,				
Selected Statements of Financial Condition Information					
Total assets	$27,902,987	27,742,629	26,635,375	25,940,645	18,504,206
Debt securities	7,540,052	8,288,130	9,022,359	10,370,013	5,527,650
Loans receivable, net	17,055,808	16,005,325	15,064,529	13,259,366	10,964,453
Allowance for credit losses	(206,041)	(192,757)	(182,283)	(172,665)	(158,243)
Goodwill and intangibles	1,102,500	1,017,263	1,026,994	1,037,652	569,522
Deposits	20,546,994	19,929,167	20,606,555	21,337,249	14,797,529
Federal Home Loan Bank advances	1,800,000	—	1,800,000	—	—
FRB Bank Term Funding	—	2,740,000	—	—	—
Securities sold under agreements to repurchase and other borrowed funds	1,860,816	1,568,545	1,023,209	1,064,888	1,037,651
Stockholders' equity	3,223,854	3,020,281	2,843,305	3,177,622	2,307,041
Equity per share	28.43	27.24	25.67	28.71	24.18
Equity as a percentage of total assets	11.6 %	10.9 %	10.7 %	12.3 %	12.5 %
Summary Statements of Operations					
Interest income	$ 1,139,850	1,017,655	829,640	681,074	627,064
Interest expense	435,218	325,973	41,261	18,558	27,315
Net interest income	704,632	691,682	788,379	662,516	599,749
Provision for credit losses	28,306	14,795	19,963	23,076	39,765
Non-interest income	128,446	118,079	120,732	144,820	172,867
Non-interest expense	578,468	527,358	518,868	434,822	404,811
Income before income taxes	226,304	267,608	370,280	349,438	328,040
Federal and state income tax expense	36,160	44,681	67,078	64,681	61,640
Net income	$ 190,144	222,927	303,202	284,757	266,400
Basic earnings per share	$ 1.68	2.01	2.74	2.87	2.81
Diluted earnings per share	$ 1.68	2.01	2.74	2.86	2.81
Dividends declared per share	$ 1.32	1.32	1.32	1.37	1.33
Selected Ratios and Other Data					
Return on average assets	0.68 %	0.81 %	1.15 %	1.33 %	1.62 %
Return on average equity	6.02 %	7.64 %	10.43 %	11.08 %	12.15 %
Dividend payout ratio	78.57 %	65.67 %	48.18 %	47.74 %	47.33 %
Average equity to average asset ratio	11.33 %	10.65 %	11.01 %	11.99 %	13.35 %
Total capital (to risk-weighted assets)	14.49 %	14.61 %	14.02 %	14.21 %	14.63 %
Tier 1 capital (to risk-weighted assets)	12.69 %	12.85 %	12.34 %	12.49 %	12.42 %
Common Equity Tier 1 (to risk-weighted assets)	12.69 %	12.85 %	12.34 %	12.49 %	12.42 %
Tier 1 capital (to average assets)	8.93 %	8.71 %	8.79 %	8.64 %	9.12 %
Net interest margin on average earning assets (tax-equivalent)	2.77 %	2.73 %	3.27 %	3.42 %	4.09 %
Efficiency ratio [1]	66.71 %	62.85 %	54.64 %	51.35 %	49.97 %
Allowance for credit losses as a percent of loans	1.19 %	1.19 %	1.20 %	1.29 %	1.42 %
Allowance for credit losses as a percent of nonperforming loans	774 %	799 %	557 %	255 %	470 %
Non-performing assets as a percentage of subsidiary assets	0.10 %	0.09 %	0.12 %	0.26 %	0.19 %
Non-performing assets	$ 27,786	25,631	32,742	67,691	35,433
Loans originated	$ 5,151,138	4,449,350	8,039,623	8,551,419	7,934,881
Number of full time equivalent employees	3,441	3,294	3,390	3,436	2,970
Number of locations	227	221	221	224	193

[1] Non-interest expense before other real estate owned ("OREO") expenses, core deposit and other intangibles amortization, goodwill impairment charges, and non-recurring expense items as a percentage of tax-equivalent net interest income and non-interest income, excluding gains or losses on sale of investments, OREO income, and non-recurring income items.

iv

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 ________________________________________________________________________________________________________________________ FORM 10-K ________________________________________________________________________________________________________________________ ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024 ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________ Commission file number 000-18911 ________________________________________________________________________________________________________________________ GLACIER BANCORP, INC. (Exact name of registrant as specified in its charter) ________________________________________________________________________________________________________________________ Montana 81-0519541 (State or other jurisdiction of incorporation or organization) (IRS Employer Identification No.) 49 Commons Loop Kalispell, Montana 59901 (Address of principal executive offices) (Zip Code) (406) 756-4200 (Registrant’s telephone number, including area code) ________________________________________________________________________________________________________________________ Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol(s) Name of each exchange on which registered Common Stock, $0.01 par value GBCI The New York Stock Exchange Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. Large Accelerated Filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No The aggregate market value of the voting common equity held by non-affiliates at June 30, 2024 (the last business day of the registrant’s most recently completed second fiscal quarter), was $4,208,735,197 (based on the average bid and asked price as quoted on The New York Stock Exchange as of the close of business on that date). The number of shares of registrant’s common stock outstanding on February 18, 2025 was 113,403,941. No preferred shares are issued or outstanding. Document Incorporated by Reference Portions of the Proxy Statement for the registrant’s 2025 Annual Meeting of shareholders are incorporated by reference into Parts I and III of this Form 10-K. 1

TABLE OF CONTENTS Page PART I Item 1 Business 4 Item 1A Risk Factors 13 Item 1B Unresolved Staff Comments 20 Item 1C Cybersecurity 20 Item 2 Properties 22 Item 3 Legal Proceedings 22 Item 4 Mine Safety Disclosures 22 PART II Item 5 Market for the Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 23 Item 6 [Reserved] 23 Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations 24 Item 7A Quantitative and Qualitative Disclosure about Market Risk 57 Item 8 Financial Statements and Supplementary Data 58 Reports of Independent Registered Public Accounting Firm 59 Consolidated Statements of Financial Condition 64 Consolidated Statements of Operations 65 Consolidated Statements of Comprehensive Income 66 Consolidated Statements of Changes in Stockholders' Equity 67 Consolidated Statements of Cash Flows 68 Notes to Consolidated Financial Statements 70 Item 9 Changes in and Disagreements with Accountants on Accounting and Financial Disclosures 121 Item 9A Controls and Procedures 121 Item 9B Other Information 121 Item 9C Disclosures Regarding Foreign Jurisdictions that Prevent Inspections 121 PART III Item 10 Directors, Executive Officers and Corporate Governance 122 Item 11 Executive Compensation 122 Item 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 122 Item 13 Certain Relationships and Related Transactions, and Director Independence 122 Item 14 Principal Accounting Fees and Services 122 PART IV Item 15 Exhibits, Financial Statement Schedules 123 Item 16 Form 10-K Summary 124 SIGNATURES 125 2

ABBREVIATIONS/ACRONYMS

2025 Proxy Statement – the 2025 Annual Meeting Proxy Statement
ACL – allowance for credit losses
AI - Artificial Intelligence
ALCO – Asset Liability Committee
AML-CFT - Anti-Money Laundering and Countering the Financing of Terrorism
Alta – Altabancorp and its subsidiary, Altabank
ASC – Accounting Standards Codification™
ASU – Accounting Standards Update
ATM – automated teller machine
Bank – Glacier Bank
Basel III – third installment of the Basel Accords
BHCA – Bank Holding Company Act of 1956, as amended
Board – Glacier Bancorp, Inc.'s Board of Directors
bp or bps – basis point(s)
BSA – Bank Secrecy Act
CDE – Certified Development Entity
CDFI Fund – Community Development Financial Institutions Fund
CEO – Chief Executive Officer
CECL – current expected credit losses
CFO – Chief Financial Officer
CFPB – Consumer Financial Protection Bureau
CIO - Chief Information Officer
CISO - Chief Information Security Officer
Company – Glacier Bancorp, Inc.
COSO – Committee of Sponsoring Organizations of the Treadway Commission
CRA – Community Reinvestment Act of 1977
CRO - Chief Risk Officer
DDA – demand deposit account
DIF – federal Deposit Insurance Fund
Dodd-Frank Act – Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010
EGRRC Act – Economic Growth, Regulatory Relief, and Consumer Protection Act
ESG – Environmental, social and governance matters
Fannie Mae – Federal National Mortgage Association
FASB – Financial Accounting Standards Board
FDIC – Federal Deposit Insurance Corporation
FHLB – Federal Home Loan Bank
Final Rules – final rules implemented by the federal banking agencies that amended regulatory risk-based capital rules
FinCEN - Financial Crime Enforecment Network
FRB – Federal Reserve Bank
Freddie Mac – Federal Home Loan Mortgage Corporation
GAAP – accounting principles generally accepted in the United States of America
GDP - Gross domestic product
Ginnie Mae – Government National Mortgage Association
GLBA – Gramm-Leach-Bliley Financial Services Modernization Act of 1999
HTLF - HTLF Bank
HTM - Held-to-maturity
Interest rate locks – residential real estate derivatives for commitments
Interstate Act – Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994
IRS – Internal Revenue Service
KBW Regional Banking Index - KBW NASDAQ Regional Banking Index
LIBOR – London Interbank Offered Rate
LIHTC – Low-Income Housing Tax Credit
MBFD - modifications to borrowers experiencing financial difficulty
MT Division of Banking – Montana Department of Administration's Division of Banking and Financial Institutions
NII – net interest income
NMTC – New Markets Tax Credits
NOW – negotiable order of withdrawal
NRSRO – Nationally Recognized Statistical Rating Organizations
NYSE - The New York Stock Exchange
OCI – other comprehensive income
OREO – other real estate owned
Patriot Act – Uniting and Strengthening America by Providing Tools Required to Intercept and Obstruct Terrorism Act of 2001
PCAOB – Public Company Accounting Oversight Board (United States)
PCD – purchased credit-deteriorated
Repurchase agreements – securities sold under agreements to repurchase
RMB - Rocky Mountain Bank
ROU – right-of-use
S&P – Standard and Poor's
SBA – United States Small Business Administration
SEC – United States Securities and Exchange Commission
SERP – Supplemental Executive Retirement Plan
SOFR – Secured Overnight Financing Rate
SOX Act – Sarbanes-Oxley Act of 2002
Tax Act – The Tax Cuts and Jobs Act
TBA – to-be-announced
VIE – variable interest entity
Wheatland - Community Financial Group, Inc. and its subsidiary, Wheatland Bank

3

PART I Item 1. Business General Glacier Bancorp, Inc., headquartered in Kalispell, Montana, is a Montana corporation incorporated in 2004 as a successor corporation to the Delaware corporation originally incorporated in 1990. The terms “Company,” “we,” “us” and “our” mean Glacier Bancorp, Inc. and its subsidiaries, when appropriate. The Company is a publicly-traded company and its common stock trades on the New York Stock Exchange (“NYSE”) under the symbol: GBCI. We provide a full range of banking services to individuals and businesses from 227 locations in Montana, Idaho, Utah, Washington, Wyoming, Colorado, Arizona and Nevada through our wholly-owned bank subsidiary, Glacier Bank (“Bank”). We offer a wide range of banking products and services, including: 1) retail banking; 2) business banking; 3) real estate, commercial, agriculture and consumer loans; and 4) mortgage origination and loan servicing. We serve individuals, small to medium-sized businesses, community organizations and public entities. For information regarding our lending, investment and funding activities, see “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The Company includes the parent holding company and the Bank. As of December 31, 2024, the Bank consists of seventeen bank divisions and a corporate division. The bank divisions operate under separate names, management teams and advisory directors and include the following: • Glacier Bank (Kalispell, Montana) with operations in Montana; • First Security Bank of Missoula (Missoula, Montana) with operations in Montana; • Valley Bank (Helena, Montana) with operations in Montana; • First Security Bank (Bozeman, Montana) with operations in Montana; • Western Security Bank (Billings, Montana) with operations in Montana; • First Bank of Montana (Lewistown, Montana) with operations in Montana; • Mountain West Bank (Coeur d’Alene, Idaho) with operations in Idaho and Washington; • Citizens Community Bank (Pocatello, Idaho) with operations in Idaho; • First Bank (Powell, Wyoming) with operations in Wyoming; • First State Bank (Wheatland, Wyoming) with operations in Wyoming; • Wheatland Bank (Chelan, Washington) with operations in Washington; • First Community Bank Utah (Layton, Utah) with operations in Utah; • Altabank (American Fork, UT) with operations in Utah and Idaho; • Bank of the San Juans (Durango, Colorado) with operations in Colorado; • Collegiate Peaks Bank (Buena Vista, Colorado) with operations in Colorado; • The Foothills Bank (Yuma, Arizona) with operations in Arizona; and • Heritage Bank of Nevada (Reno, NV) with operations in Nevada. The corporate division includes the Bank’s investment portfolio and wholesale borrowings, and other centralized functions. We consider the Bank to be our sole operating segment. The Bank has subsidiary interests in variable interest entities (“VIE”) for which the Bank has both the power to direct the VIE’s significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could potentially be significant to the VIE. These subsidiary interests are included in the Company’s consolidated financial statements. The Bank also has subsidiary interests in VIEs for which the Bank does not have a controlling financial interest and is not the primary beneficiary. These subsidiary interests are not included in the Company’s consolidated financial statements. The parent holding company owns non-bank subsidiaries that have issued trust preferred securities which qualify as Tier 2 regulatory capital instruments. The trust subsidiaries are not included in our consolidated financial statements. Our investments in the trust subsidiaries are included in other assets on our statements of financial condition. As of December 31, 2024, the Company and its subsidiaries were not engaged in any operations in foreign countries. 4

Recent Acquisitions

Our strategy is to profitably grow our business through internal growth and selective acquisitions. We continue to look for expansion opportunities primarily in existing and new markets in the Rocky Mountain and Western states. We have completed the following acquisitions during the last five fiscal years:

(Dollars in thousands)	Date	Total Assets	Gross Loans	Total Deposits
Rocky Mountain Bank branches ("RMB")	July 19, 2024	$ 403,052	271,569	396,690
Community Financial Group, Inc. and its wholly-owned subsidiary, Wheatland Bank (collectively, "Wheatland")	January 31, 2024	777,705	452,740	616,955
Altabancorp and its wholly-owned subsidiary, Altabank (collectively, "Alta")	October 1, 2021	4,131,662	1,902,321	3,273,819
State Bank Corp. and its wholly-owned subsidiary, State Bank of Arizona	February 29, 2020	745,420	451,702	603,289

On January 13, 2025, the Company announced the signing of a definitive agreement to acquire Bank of Idaho Holding Co., the parent company of Bank of Idaho.

For additional information on recently completed acquisition and subsequent event, see Note 23 to the Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data."

Market Area and Competition

We have 227 locations, which consist of 194 branches and 33 loan or administration offices, in 85 counties within eight states including Montana, Idaho, Utah, Washington, Wyoming, Colorado, Arizona and Nevada. The market area's diversified economic base primarily focuses on tourism, construction, mining, energy, manufacturing, agriculture, service industries, and health care. The tourism industry is highly influenced by national parks, ski resorts, significant lakes and rural scenic areas.

Commercial banking is a highly competitive business and operates in a rapidly changing environment. There are a large number of depository institutions including commercial banks, savings and loans, and credit unions in the markets in which we have locations. Competition is also increasing for deposit and lending services from internet-based competitors. Non-depository financial service institutions, primarily in the securities, insurance and retail industries, have also become competitors for retail savings, investment funds and lending activities. In addition to offering competitive interest rates, the principal methods used by the Bank to attract deposits include the offering of a variety of services including online banking, mobile banking and convenient office locations and business hours. The primary factors in competing for loans are interest rates and rate adjustment provisions, loan maturities, loan fees, relationships with customers and the quality of service.

The following table summarizes our number of locations, the number of counties we serve and the percentage of Federal Deposit Insurance Corporation ("FDIC") insured deposits we have in those counties for each of the eight states we operate in. Percent of deposits are based on the FDIC summary of deposits survey as of June 30, 2024 and does not include any bank division acquired after such date.

	Number of Locations	Number of Counties Served	Percent of Deposits
Montana	68	20	25.9 %
Idaho	30	11	8.6 %
Utah	38	9	0.3 %
Washington	25	11	5.8 %
Wyoming	19	10	15.8 %
Colorado	23	14	1.8 %
Arizona	17	7	0.9 %
Nevada	7	3	6.3 %
Total	227	85	

5

Human Capital As of December 31, 2024, we employed 3,595 persons, 3,313 of whom were employed full time. No employees were represented by a collective bargaining group. We believe our employees are united by our commitment to serve our customers and communities and that our customers are best served by a staff of competent, caring employees who are customer oriented. Our employees are one of our most valuable assets. We consider our employee relations to be excellent. We strive to provide a safe and gratifying workplace for our employees. We promote and support a work environment free from any form of harassment, discrimination, bullying, or retaliation. We are also committed to assisting with reasonable workplace accommodations for individuals with disabilities, for known limitations related to pregnancy, and for religious beliefs or practices that conflict with a job requirement. We also encourage employee growth and development in a variety of ways, including through formal and informal training, continuing education, relationships with colleagues and internal mentors, and by making a variety of resources available. The Company has established a Training Committee charged with creating company-wide training expectations for employees to encourage adherence to internal policies and procedures and compliance with the variety of laws and regulations applicable to our operations. We also strive to offer multidisciplinary educational opportunities for employees to improve their knowledge and skills for their current positions, as well as to create opportunities to advance within the organization. Other targeted development opportunities are available for group leaders and promising employees, such as tuition support for employees seeking additional degrees or certifications through our Tuition Reimbursement program. Our employee’s overall health and well-being is a top priority. It is our goal for all employees to work hard and experience a high quality work life, but we also encourage employees to be active participants in our communities, and to enjoy quality time with their families and cultivate their independent interests. We have developed several programs to encourage a safe and healthy workplace, including: • GBCI Injury and Illness Prevention Program • Work-life Balance Employee Assistance Program • WellSteps program offering assessments, goal setting tools, activities, incentives, and rewards • The appointment of Safety & Wellness Ambassadors • Quarterly Wellness Campaign • Workstation Ergonomics Assessments Through our Injury and Illness Prevention Program, we have established protocols for minimizing work place injuries and incidents. Instilling safety as a standard of practice is facilitated by a Safety Committee at each of our banking divisions and by Safety & Wellness Ambassadors at each location. We also believe employee retention is critical to our success, and we are proud of our track record when it comes to retaining employees, including many employees at institutions we acquire. Retention strategies are woven into all our compensation and retirement programs, and even our efforts at expansion. We provide our qualifying employees with a comprehensive benefit program, including health, dental and vision insurance, life and accident insurance, short- and long-term disability coverage, and paid time off. In addition we offer a Profit Sharing and 401(k) Plan, short-term cash incentive plan, deferred compensation plans, and a supplemental executive retirement plan for certain employees (“SERP”). For select management-level employees, we also offer our Long-Term Incentive Plans, which is an equity-based compensation plan that is designed to encourage achievement of long-term financial goals as our determined by the Company’s Board of Directors (the “Board”) from time to time, and to further retention through long-term vesting of certain awards earned. See Note 14 in the Consolidated Financial Statements in “Item 8. Financial Statements and Supplementary Data” for detailed information regarding employee benefit plans and eligibility requirements. Board of Directors and Committees The Board has established, among others, an Audit Committee, a Compensation and Human Capital Committee, a Nominating/ Corporate Governance Committee, and a Risk Oversight Committee. Additional information regarding Board committees is set forth under the heading “Meetings and Committees of the Board of Directors - Committees and Committee Membership” in the Company’s 2025 Annual Meeting Proxy Statement (“2025 Proxy Statement”) and is incorporated herein by reference. Website Access Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through our website (www.glacierbancorp.com) as soon as reasonably practicable after we have filed the material with, or furnished it to, the United States Securities and Exchange Commission (“SEC”). Copies can also be obtained by accessing the SEC’s website (www.sec.gov). 6

Supervision and Regulation We are subject to extensive regulation under federal and state laws. This section provides a general overview of the federal and state regulatory framework applicable to us. In general, this regulatory framework is designed to protect depositors, the federal Deposit Insurance Fund (“DIF”), and the federal and state banking systems as a whole, rather than to specifically protect shareholders. Note that this section is not intended to summarize all laws and regulations applicable to us. Descriptions of statutory or regulatory provisions do not purport to be complete and are qualified by reference to those provisions. These statutes and regulations, as well as related regulatory policies, continue to be subject to change by Congress, state legislatures, and federal and state regulators. Changes in statutes, regulations, or regulatory policies applicable to us (including their interpretation or implementation) cannot be predicted and could have a material effect on our business and operations. Numerous changes to the statutes, regulations, and regulatory policies applicable to us have been proposed or made in recent years and the pace of change has been exacerbated by the changing political climate. Continued efforts to monitor and comply with new and changing regulatory requirements add to the complexity and cost of our business and operations. The Company is subject to regulation and supervision by the Federal Reserve and the Montana Department of Administration’s Division of Banking and Financial Institutions (“MT Division of Banking”) and regulation generally by the State of Montana. The Company is also subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, which are both administered by the SEC. The Bank is subject to regulation and supervision by the FDIC, the MT Division of Banking, and, with respect to Bank branches outside of the State of Montana, the respective regulators in those states. In addition, we are also subject to regulation and direct supervision by the Consumer Financial Protection Bureau (“CFPB”) which has been empowered to exercise broad rulemaking, supervision, and enforcement authority for a wide range of consumer protection laws. Federal and State Bank Holding Company Regulation General. The Company is a bank holding company under the Bank Holding Company Act of 1956, as amended (“BHCA”), due to its ownership of and control over the Bank. As a bank holding company, the Company is subject to regulation, supervision, and examination by the Federal Reserve. Further, because the Bank is a “regional banking organization” under Montana law, the Company (as a bank holding company of the Bank) is also subject to regulation, supervision and examination by the MT Division of Banking. In general, the BHCA limits the business of a bank holding company to owning or controlling banks and engaging in, or retaining or acquiring shares in a company engaged in, other activities closely related to the business of banking. In addition, the Company must also file reports with and provide additional information to the Federal Reserve. Holding Company Bank Ownership. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before: 1) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5 percent of such shares; 2) acquiring all or substantially all of the assets of another bank or bank holding company; or 3) merging or consolidating with another bank holding company. Holding Company Control of Non-banks. With some exceptions, the BHCA prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5 percent of the voting shares of any company that is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities that, by federal statute, agency regulation, or order, have been identified as activities closely related to the business of banking or managing or controlling banks. Transactions with Affiliates. Bank subsidiaries of a bank holding company are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to the holding company or its subsidiaries, on investments in securities, and on the use of securities as collateral for loans to any borrower. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”) further expanded the definition of an “affiliate” and included credit exposure arising from derivative transactions, securities lending, and borrowing transactions as covered transactions under the regulations. It also 1) expanded the scope of covered transactions required to be collateralized; 2) requires collateral to be maintained at all times for covered transactions required to be collateralized; and 3) placed limits on acceptable collateral. These regulations and restrictions may limit the Company’s ability to obtain funds from the Bank for its cash needs, including funds for payments of dividends, interest, and operational expenses. Tying Arrangements. We are also prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property, or furnishing of services. For example, with certain exceptions, we may not condition an extension of credit to a customer on either 1) a requirement that the customer obtain additional services provided by us; or 2) an agreement by the customer to refrain from obtaining other services from a competitor. Support of Bank Subsidiaries. Under Federal Reserve policy and the Dodd-Frank Act, the Company is required to act as a source of financial and managerial strength to the Bank. This means that the Company is required to commit, as necessary, capital and 7 resources to support the Bank, including at times when the Company may not be in a financial position to provide such resources or when it may not be in the Company's or its shareholders' best interests to do so. Any capital loans a bank holding company makes to its bank subsidiaries are subordinate to deposits and to certain other indebtedness of the bank subsidiaries. State Law Restrictions under Corporate Law. As a Montana corporation, the Company is subject to certain limitations and restrictions under applicable Montana corporate law. For example, Montana corporate law includes limitations and restrictions relating to indemnification of directors, distributions to shareholders, transactions involving directors, officers, or interested shareholders, maintenance of books, records, and minutes, and observance of certain corporate formalities. Federal and State Regulation of the Bank General. Deposits in the Bank are insured by the FDIC. The Bank is subject to primary supervision, periodic examination, and regulation by the FDIC and the MT Division of Banking. These agencies have the authority to prohibit the Bank from engaging in what they believe constitutes unsafe or unsound banking practices. The federal laws that apply to the Bank regulate, among other things, the scope of its business, its investments, its reserves against deposits, the timing of the availability of deposited funds, and the nature, amount of, and collateral for loans. Federal laws also regulate community reinvestment and insider credit transactions and impose safety and soundness standards. In addition to federal law and the laws of the State of Montana, with respect to the Bank's branches in Idaho, Utah, Washington, Wyoming, Colorado, Arizona and Nevada, the Bank is also subject to the various laws and regulations governing its activities in those states. Consumer Protection. The Bank is subject to a variety of federal and state consumer protection laws and regulations that govern its relationships and interactions with consumers, including laws and regulations that impose certain disclosure requirements and that govern the manner in which the Bank takes deposits, makes and collects loans, and provides other services. While in recent years, examination and enforcement by federal and state banking agencies for compliance with consumer protection laws and regulations have increased and become more intense, federal regulators are facing an increasing number of third-party legal challenges to their enforcement actions and rule making. Nevertheless, failure to comply with these laws and regulations may subject the Bank to various penalties, including but not limited to enforcement actions, injunctions, fines, civil monetary penalties, criminal penalties, punitive damages, and the loss of certain contractual rights. The Bank is closely monitoring changes (and challenges) to these laws and regulations and has established a comprehensive compliance system to ensure consumer protection. Community Reinvestment. The Community Reinvestment Act of 1977 (“CRA”) requires that, in connection with examinations of financial institutions within their jurisdictions, federal bank regulators evaluate the record of financial institutions in meeting the credit needs of their local communities, including low and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. A bank’s community reinvestment record is also considered by the applicable banking agencies in evaluating mergers, acquisitions, and applications to open a branch or facility. In some cases, a bank's failure to comply with the CRA, or CRA protests filed by interested parties during applicable comment periods, can result in the denial or delay of such transactions. In 2023, federal bank regulators issued a final rule to strengthen and modernize the CRA in several ways (e.g., to encourage banks to expand access to banking services, adapt to internet and mobile banking usage, improve clarity and consistency in the application of the CRA regulations, and to tailor CRA evaluations to the size and type of the bank being evaluated). The new requirements were set to become effective starting in January 2026. However, the effectiveness of this rule is currently subject to an injunction and the FDIC has communicated that it continues to assess banks’ CRA performance under the 1995 regulatory framework. If and when the final rule becomes effective, changes in the evaluation process and reporting requirements under the CRA could impact the Bank’s costs of compliance and rating during its next evaluation. The Bank received a “satisfactory” rating in its most recent CRA examination. Insider Credit Transactions. Banks are subject to certain restrictions on extensions of credit to executive officers, directors, principal shareholders, and their related interests. These extensions of credit 1) must be made on substantially the same terms (including interest rates and collateral); 2) follow credit underwriting procedures that are at least as stringent as those prevailing at the time the credit is underwritten for comparable transactions with persons not related to the lending bank; and 3) must not involve more than the normal risk of nonpayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to insiders. A violation of these restrictions may result in the assessment of substantial civil monetary penalties, regulatory enforcement actions, and other regulatory sanctions. The Dodd-Frank Act and federal regulations place additional restrictions on loans to insiders and generally prohibit loans to senior officers other than for certain specified purposes. Regulation of Management. Federal law 1) sets forth circumstances under which officers or directors of a bank may be removed by the bank's federal supervisory agency; 2) as discussed above, places restraints on lending by a bank to its executive officers, directors, principal shareholders, and their related interests; and 3) generally prohibits management personnel of a bank from serving as directors or in other management positions of another financial institution whose assets exceed a specified amount or has an office within a specified geographic area. Safety and Soundness Standards. Certain non-capital safety and soundness standards are also imposed upon banks. These standards cover, among other things, internal controls, information systems and internal audit systems, loan documentation, credit underwriting, 8 interest rate exposure, asset growth, compensation, fees and benefits, other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings, and stock valuation. In addition, each insured depository institution must implement a comprehensive written information security program that includes administrative, technical, and physical safeguards appropriate to the institution’s size and complexity and the nature and scope of its activities. The information security program must be designed to ensure the security and confidentiality of customer information, protect against any unanticipated threats or hazards to the security or integrity of such information, protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer, and ensure the proper disposal of consumer information. An institution that fails to meet these standards may be required to submit a compliance plan, or be subject to regulatory sanctions, including restrictions on growth. The Bank has established comprehensive policies and risk management procedures to ensure the safety and soundness of the Bank. Interstate Banking and Branching The Dodd-Frank Act eliminated interstate branching restrictions that were implemented as part of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Act"), and removed many restrictions on de novo interstate branching by state and federally chartered banks. Federal regulators have authority to approve applications by such banks to establish de novo branches in states other than the bank's home state if the host state's banks could establish a branch at the same location. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low- income area. Federal bank regulations also prohibit banks from using their interstate branches primarily for deposit production and federal bank regulatory agencies have implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition. Dividends A principal source of the Company’s cash is from dividends received from the Bank, which are subject to regulation and limitation. As a general rule, regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. For example, regulators have stated that paying dividends that deplete an institution's capital base to an inadequate level would be an unsafe and unsound banking practice and that an institution should generally pay dividends only out of current operating earnings. In addition, a bank may not pay cash dividends if that payment could reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. Current guidance from the Federal Reserve provides, among other things, that dividends per share on the Company’s common stock generally should not exceed earnings per share, measured over the previous four fiscal quarters. In certain circumstances, Montana law also places limits or restrictions on a bank’s ability to declare and pay dividends. Rules adopted in accordance with the third installment of the Basel Accords (“Basel III”) also impose limitations on the Bank's ability to pay dividends. In general, these rules limit the Bank's ability to pay dividends unless the Bank's common equity conservation buffer exceeds the minimum required capital ratio by at least 2.5 percent of risk-weighted assets. Basel III is scheduled to take effect on July 1, 2025 and will include a 3-year “phase in” period (with full compliance required on or before July 1, 2028). The Federal Reserve has also issued a policy statement on the payment of cash dividends by bank holding companies. In general, the policy statement expresses the view that although no specific regulations restrict dividend payments by bank holding companies other than state corporate laws, a bank holding company should not pay cash dividends unless the bank holding company’s earnings for the past year are sufficient to cover both the cash dividends and a prospective rate of earnings retention that is consistent with the bank holding company’s capital needs, asset quality, and overall financial condition. A bank holding company's ability to pay dividends may also be restricted if a subsidiary bank becomes undercapitalized. The various laws and regulatory policies applicable to the Company and the Bank may limit our ability to pay dividends or otherwise engage in capital distributions. The Dodd-Frank Act General. The Dodd-Frank Act significantly changed the bank regulatory structure and has affected the lending, deposit, investment, trading, and operating activities of banks and bank holding companies. Some of the provisions of the Dodd-Frank Act that may impact our business and operations are summarized below. Corporate Governance. The Dodd-Frank Act requires publicly traded companies to provide their shareholders with 1) a non-binding shareholder vote on executive compensation; 2) a non-binding shareholder vote on the frequency of such vote; 3) disclosure of “golden parachute” arrangements in connection with specified change in control transactions; and 4) a non-binding shareholder vote on golden parachute arrangements in connection with these change in control transactions. The SEC adopted a rule mandated by the Dodd-Frank Act that requires a public company to disclose the ratio of the compensation of its Chief Executive Officer (“CEO”) to the median compensation of its employees. This rule is intended to provide shareholders with information that they can use to evaluate a CEO’s compensation. 9

Prohibition Against Charter Conversions of Financial Institutions. The Dodd-Frank Act generally prohibits a depository institution from converting from a state to a federal charter, or vice versa, while it is the subject to an enforcement action unless the depository institution seeks prior approval from its primary regulator and complies with specified procedures to ensure compliance with the enforcement action. Repeal of Demand Deposit Interest Prohibition. The Dodd-Frank Act repealed the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts. Consumer Financial Protection Bureau. The Dodd-Frank Act established the CFPB and empowered it to exercise broad rule making, supervision, and enforcement authority for a wide range of consumer protection laws. In recent years, the CFPB has continued to focus its enforcement and rule making efforts on certain types of fees commonly charged by financial institutions. In addition, the CFPB has recently focused on the use of artificial intelligence, emerging paycheck advance products, financial data privacy, digital payment applications, and open banking. These efforts have included issuing final rules on a number of issues including on fees charged for deposit accounts, credit cards, and other financial products, issuing advisory opinions, pursuing litigation against financial institutions for lack of anti-fraud measures on peer-to-peer payment platforms, and various enforcement actions and penalties against a number of financial institutions for practices related to fraud, credit reporting failures, and discriminatory lending practices. Interchange Fees. Under the Durbin Amendment to the Dodd-Frank Act, the Federal Reserve adopted rules establishing standards for assessing whether the interchange fees that may be charged with respect to certain electronic transactions are "reasonable and proportional" to the costs incurred by issuers for processing such transactions. Notably, the Federal Reserve's rules set a maximum permissible interchange fee, among other requirements. We have been subject to the interchange fee cap since 2019. In October 2023, the Federal Reserve requested comments on a proposed rule that would lower the interchange fee cap and establish a regular process for updating the cap every other year going forward. The Federal Reserve has not issued a final rule and future changes to the interchange fee cap could have a negative effect on the Bank’s fee revenue. Capital Adequacy Banks and bank holding companies are subject to various regulatory capital requirements administered by state and federal regulatory agencies, which involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory guidelines. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weighting, and other factors. The capital requirements are intended to ensure that institutions have adequate capital given the risk levels of assets and off-balance sheet financial instruments and are applied separately to the Company and the Bank. Federal regulations require insured depository institutions and bank holding companies to meet several minimum capital standards, including: 1) a common equity Tier 1 capital to risk-based assets ratio of 4.5 percent; 2) a Tier 1 capital to risk-based assets ratio of 6 percent; 3) a total capital to risk-based assets ratio of 8 percent; and 4) a 4 percent Tier 1 capital to total assets leverage ratio. The regulations also require a capital conservation buffer designed to absorb losses during periods of economic stress. Failure to comply with this buffer requirement may result in constraints on capital distributions (e.g., dividends, equity repurchases, and certain bonus compensation for executive officers). The regulations change the risk-weights of certain assets for purposes of the risk-based capital ratios and phase out certain instruments as qualifying capital. For additional information regarding trust preferred securities and their impact to regulatory capital, see Note 12 to the Consolidated Financial Statements in “Item 8. Financial Statements and Supplementary Data.” The Federal regulations also address the prompt corrective action framework, which is designed to place restrictions on an insured depository institution if its capital levels begin to show signs of weakness. Under the prompt corrective action requirements, which are designed to complement the capital conservation buffer, insured depository institutions are required to meet the following increased capital level requirements to qualify as “well capitalized”: 1) a Tier 1 common equity capital ratio of at least 6.5 percent; 2) a Tier 1 capital ratio of at least 8 percent; 3) a total capital ratio of at least 10 percent; 4) a Tier 1 leverage ratio of at least 5 percent; and 5) not be subject to any order or written directive requiring a specific capital level. The regulations contain other capital classification categories, such as “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized,” each of which are based on differing capital ratios. Undercapitalized institutions are subject to certain mandatory restrictions, including on capital distributions and growth. Significantly undercapitalized and critically undercapitalized institutions are subject to additional restrictions. An institution may be downgraded to a category lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition, or if the institution receives an unsatisfactory examination rating. The application of these regulations may result in lower returns on invested capital, require the raising of additional capital or require regulatory action if the Bank were unable to comply with such requirements. In addition, management may be required to modify its business strategy due to the changes to the asset risk-weights for risk-based capital calculations and the requirement to meet the capital conservation buffer. The imposition of liquidity requirements in connection with these rules could also cause the Bank to increase its holdings of liquid assets, change its business strategy, and make other changes to the terms of its funding. 10

Regulatory Oversight and Examination Inspections. The Federal Reserve conducts periodic inspections of bank holding companies. In general, the objectives of the Federal Reserve's inspection program are to ascertain whether the financial strength of a bank holding company is maintained on an ongoing basis and to determine the effects or consequences of transactions between a bank holding company or its non-banking subsidiaries and its bank subsidiaries. The inspection type and frequency typically varies depending on asset size, complexity of the organization, and the bank holding company’s rating at its last inspection. Examinations. Banks are subject to periodic examinations by their primary regulators. In assessing a bank's condition, bank examinations have evolved from reliance on transaction testing to a risk-focused approach. These examinations are extensive and cover the entire breadth of the operations of a bank. Generally, safety and soundness examinations occur on an 18-month cycle for banks under $3 billion in total assets that are well capitalized and without regulatory issues, and 12-months otherwise. Examinations alternate between the federal and state bank regulatory agencies, and in some cases they may occur on a combined schedule. The frequency of consumer compliance and CRA examinations is linked to the size of the institution and its compliance and CRA ratings at its most recent examinations. However, the examination authority of the Federal Reserve and the FDIC allows them to examine supervised institutions as frequently as deemed necessary based on the condition of the institution or as a result of certain triggering events. Because our total consolidated assets exceed $10 billion, we are also subject to direct supervision, periodic examination, and enforcement actions by the CFPB.The CFPB uses a prioritization framework to determine how to focus their examination efforts. The prioritization framework seeks to assess the risk to consumers from specific product lines at the market level and the institution level, and it also takes into consideration the size of supervised institution. In addition, the CFPB monitors consumer complaints, referrals from other agencies, and market intelligence to determine where to focus their enforcement efforts. Commercial Real Estate Ratios. The federal banking regulators have also issued guidance reminding financial institutions to reexamine the existing regulations regarding concentrations in commercial real estate lending. The purpose of the guidance is to guide banks in developing risk management practices and capital levels commensurate with the level and nature of real estate concentrations. The banking regulators are directed to examine each bank’s exposure to commercial real estate loans that are dependent on cash flow from the real estate held as collateral and to focus their supervisory resources on institutions that may have significant commercial real estate loan concentration risk. Corporate Governance and Accounting The Sarbanes-Oxley Act of 2002 (“SOX Act”) addresses, among other things, corporate governance, auditing and accounting, enhanced and timely disclosure of corporate information, and penalties for non-compliance. Among other matters, the SOX Act 1) requires chief executive officers and chief financial officers to certify to the accuracy and completeness of periodic reports filed with the SEC and to certain matters relating to disclosure and accounting controls at public companies; 2) imposes specific and enhanced corporate disclosure requirements; 3) accelerates the time frame for reporting insider transactions and periodic disclosures by public companies; and 4) requires companies to adopt and disclose information about corporate governance practices. As a publicly reporting company with the SEC, the Company is subject to the requirements of the SOX Act and related rules and regulations issued by the SEC and the NYSE. Anti-Money Laundering and Anti-Terrorism The Bank Secrecy Act, as amended by the Anti-Money Laundering Act of 2020 (“BSA”), requires all financial institutions to establish a risk-based system of internal controls reasonably designed to prevent money laundering and the financing of terrorism, including the development of standards for testing technology and internal processes for BSA compliance. The BSA also sets forth various recordkeeping and reporting requirements (such as reporting suspicious activities that might signal criminal activity) and certain due diligence and "know your customer" documentation requirements. The BSA provides for sanctions or certain BSA violations and establishes BSA whistleblower incentives and protections. The Financial Crimes Enforcement Network (“FinCEN”), a bureau of the U.S. Department of the Treasury, administers the BSA and determines the policy priorities for anti-money laundering and countering the financing of terrorism. The priorities include: corruption, cybercrime, terrorist financing, fraud, transnational crime, drug trafficking, human trafficking, and proliferation financing. FinCEN is also responsible for implementing the access and safeguard provisions of the Corporate Transparency Act. FinCEN’s final rule implementing the reporting requirements under the Corporate Transparency Act requires certain business entities created in or registered to do business in the United States to report to FinCEN information about the business entity and its beneficial owners, among other types of information. The Reporting Rule has been subject to a number of legal challenges and the timing of its full implementation is uncertain. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as renewed and amended in 2006, (“Patriot Act”) was enacted to combat terrorism. In relevant part, the Patriot Act 1) prohibits banks from providing correspondent accounts directly to foreign shell banks; 2) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals; 3) requires financial institutions to establish an anti- money laundering compliance program; and 4) eliminates civil liability for persons who file suspicious activity reports. The Patriot Act also grants the government power to investigate terrorism, including expanded government access to bank account records. Regulators are directed to consider a bank holding company’s and a bank’s effectiveness in combating money laundering when 11 reviewing and ruling on applications under the BHCA and the Bank Merger Act. We have established comprehensive compliance programs designed to comply with the requirements of the BSA and the Patriot Act. Financial Services Modernization The Gramm-Leach-Bliley Financial Services Modernization Act of 1999 (“GLBA”) brought about significant changes to the laws affecting banks and bank holding companies. Generally, the GLBA 1) repealed historical restrictions on preventing banks from affiliating with securities firms; 2) provided a uniform framework for the activities of banks, savings institutions, and their holding companies; 3) broadened the activities that may be conducted by national banks and banking subsidiaries of bank holding companies; 4) provided an enhanced framework for protecting the privacy of consumer information, and established the requirement to notify consumers of bank privacy policies; and 5) addressed a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions. The Bank is subject to FDIC regulations implementing the privacy provisions of the GLBA. These regulations require the Bank to disclose its privacy policy, including informing consumers of the Bank's information sharing practices and their right to opt out of certain practices, among other requirements. Deposit Insurance FDIC Insurance. The Bank's deposits are insured under the Federal Deposit Insurance Act, up to the maximum applicable limits. The Bank is subject to deposit insurance assessments by the FDIC, which contribute to the funding of the Deposit Insurance Funds (“DIF”) and are imposed on all financial institutions with insured deposits based on the risk each bank poses to the financial system. The FDIC determines the amount of the quarterly assessment based on the financial institutions’ deposit base and the applicable assessment rate. The Dodd-Frank Act redefined the assessment base as the average consolidated total assets less average tangible equity capital of a financial institution. The FDIC determines the assessment rate for insured depository institutions with more than $10 billion in assets under a “scorecard” methodology that seeks to capture both the probability that such an institution will fail and the magnitude of the impact on the DIF if such a failure occurs. Assessment rates are applied to the depository intuition’s base to determine payments to the DIF. The FDIC has authority to increase assessment rates, and rates have remained unchanged since an increase in 2023. The FDIC also communicated that the new rate schedules will remain in effect unless and until the reserve ratio meets or exceeds two percent; progressively lower assessment rates can be expected when the reserve ratio goal is met. In addition, the FDIC has the authority to implement special assessments to recover losses to the DIF caused by systemic risks in the banking industry, which was last exercised in 2023 after the failures a number of large banks. No institution may pay a dividend if it is in default on its federal deposit insurance assessments. The FDIC may also prohibit any insured institution from engaging in any activity determined by regulation or order to pose a serious risk to the DIF. The Bank is not in default on any of its federal deposit insurance assessments. Safety and Soundness. The FDIC may terminate the deposit insurance of any insured depository institution, after a hearing, if the FDIC determines that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order, or any condition imposed by an agreement with the FDIC. Management is not aware of any existing circumstances that would result in termination of the Bank's deposit insurance. FDIC Insured Deposits. The Dodd-Frank Act permanently increased FDIC deposit insurance from $100,000 to $250,000 per depositor. The FDIC insurance coverage limit applies per depositor, per insured depository institution for each account ownership category. Recent and Proposed Legislation The economic and political environment of the past several years has led to a number of proposed legislative, governmental, and regulatory initiatives that may significantly impact the banking industry. Other regulatory initiatives by federal and state government agencies may also significantly impact our business. For example, in September 2024, the FDIC published a final Statement of Policy on Bank Merger Transactions addressing the scope of transactions subject to FDIC approval, the FDIC’s process for evaluating merger applications, and the principles that guide the FDIC’s consideration of the applicable statutory factors set forth in the Bank Merger Act. The Statement of Policy states that the FDIC’s analysis, while independent, will continue to be informed by the approach to evaluating competitive effects from the U.S. Department of Justice and the Federal Trade Commission. We cannot predict the ultimate impact of any such initiatives on our operations, competitive situation, financial conditions, or results of operations, or whether any other proposals will emerge. Recent history has demonstrated that new legislation or changes to existing laws or regulations typically result in a greater compliance burden (and therefore increase the general costs of doing business). While the incoming administration under President Trump is expected to usher in a less aggressive approach to agency oversight of financial institutions, changes to the banking regulatory environment remain to be seen. Effects of Federal Government Monetary Policy The Company’s earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve implements national monetary policy to promote maximum employment, stable prices, and moderate long-term interest rates. Through its open market operations in U.S. 12 government securities, control of the discount rate applicable to borrowings, establishment of reserve requirements against certain deposits, and control of the interest rate applicable to excess reserve balances and reverse repurchase agreements, the Federal Reserve influences the availability and cost of money and credit and, ultimately, a range of economic variables including employment, output, and the prices of goods and services. After increases to the federal funds rate in 2022 and 2023, the Federal Reserve decreased the rate three times in 2024 by a total of 100 basis points. The last rate decrease was in December 2024, and the Federal Reserve has communicated that economic activity has been expanding at a solid pace, the unemployment rate remains low, while inflation has eased by remains elevated. Changes in monetary policy, including increases in the federal funds rate, can affect net interest income and margin, overall profitability, and shareholders’ equity. The nature and impact of future changes in monetary policies and their impact on us cannot be predicted with certainty. Cybersecurity Federal banking regulators regularly issue new guidance and standards, and update existing guidance and standards, intended to enhance cyber risk management among financial institutions. Financial institutions are expected to comply with such guidance and standards and to accordingly develop appropriate security controls and risk management processes. If we fail to observe such regulatory guidance or standards, we could be subject to various regulatory sanctions, including financial penalties. Federal regulations require banks to notify their primary banking regulator within 36 hours of determining that a “computer-security incident” rising to the level of a “notification incident,” has occurred. Among other types of computer-security incidents, a “notification incident” includes one that has materially disrupted or degraded the banking organization’s ability to carry out banking operations to a material portion of its customer base in the ordinary course of business. Several states also have regulations requiring certain financial institutions to implement cybersecurity programs and many states, including Montana, have also implemented or recently modified their data breach notification, information security and data privacy requirements. We expect this trend of state-level activity in those areas to continue, and are continually monitoring developments in the states in which our customers are located. Risks and exposures related to cybersecurity attacks, including litigation and enforcement risks, are expected to be elevated for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of internet banking, mobile banking and other technology-based products and services by us and our customers. In addition to guidance and standards implemented by banking regulators, the SEC requires an annual disclosure of registrants’ cybersecurity risk management, strategy, and governance. Additionally, registrants are required to disclose material cybersecurity incidents, including the nature, scope, timing, and impact, within four business days of the incident. Environmental, Social and Governance Bank regulatory agencies and the SEC have shown increased interest in environmental, social and governance matters (“ESG”) and expressed an intent to increase related regulatory oversight of companies efforts to address how ESG issues may affect their businesses. In 2022, multiple federal regulatory agencies formalized their intent by issuing proposed policy statements and rules, and by establishing a pilot climate scenario analysis exercise for large banks. We believe that continued focus on environmental and social issues is consistent with our community banking model. We are continually seeking ways to improve our stewardship of the environment through recycling programs, resource conservation, empowered employees, construction evaluation, and more. Our Nominating/Corporate Governance Committee oversees the Company’s efforts in setting and maintaining high standards for corporate social responsibility and reviewing our performance in ESG matters. The Nominating/Corporate Governance Committee’s environmental and social duties include monitoring and assessing developments, trends and issues related to ESG, monitoring risks and overseeing Company solutions related to ESG, overseeing our reporting and disclosures related to ESG, overseeing and reviewing at least annually policies and programs related to ESG, overseeing our human capital management strategy, and evaluating our overall ESG performance and identifying areas for improvement. The Company’s Community and Social Responsibility Report describes our ESG performance and is located on the Company’s website (www.glacierbancorp.com) under the Governance Documents section. Item 1A. Risk Factors The following is a discussion of what we believe are the most significant risks and uncertainties that may affect our business, financial condition and future results of operations. These risks are not the only ones that we face. Other risks and uncertainties not currently known to us or currently believed to be material may harm our future business, financial condition, results of operations and prospects. Economy and Our Markets Economic conditions in the market areas the Bank serves may adversely impact its earnings and could increase the credit risk associated with its loan portfolio and the value of its investment portfolio. Substantially all of the Bank’s loans are to businesses and individuals in Montana, Idaho, Utah, Washington, Wyoming, Colorado, Arizona and Nevada, and adverse economic conditions in these market areas could have a material adverse effect on our business, 13 financial condition, results of operations and prospects. Deterioration in the national economy may also have an adverse effect in these markets. Any future deterioration in economic conditions in the markets the Company serves could result in the following consequences, any of which could have an adverse impact, which could be material, on our business, financial condition, results of operations and prospects: • Loan delinquencies may increase; • Problem assets and foreclosures may increase; • Collateral for loans made may decline in value, in turn reducing customers’ borrowing power and the Bank’s security; • Certain securities within the investment portfolio could become other-than-temporarily impaired, requiring a write-down through earnings to fair value, thereby reducing equity; • Low cost or non-interest bearing deposits may decrease; and • Demand for loan and other products and services may decrease. Competition in the Bank’s market areas may limit future success. Commercial banking is a highly competitive business and a consolidating industry. The Bank competes with other commercial banks, credit unions, finance, insurance and other non-depository companies operating in its market areas. The Bank is subject to substantial competition for loans and deposits from other financial institutions. Some of its competitors are not subject to the same degree of regulation and restriction as the Bank while others have greater financial resources than the Bank. If the Bank is unable to effectively compete in its market areas, the Bank’s business, financial condition, results of operations, and prospects could be adversely affected. We may not be able to continue to grow internally or through acquisitions. Historically, we have expanded through a combination of internal growth and selective acquisitions. If market and regulatory conditions change, we may be unable to grow organically or successfully compete for, complete, and integrate potential future acquisitions at the same pace as we have achieved in recent years, or at all. We have historically used our strong stock currency and capital resources to complete acquisitions. Downturns in the stock market and the market price of our stock, changes in our capital position, heightened regulatory scrutiny, and changes in our regulatory standing could each have a negative impact on our ability to complete future acquisitions. Growth through future acquisitions could, in some circumstances, adversely affect profitability or other performance measures. In the past, we have been active in acquiring banks and bank holding companies, and we may in the future engage in selected acquisitions of additional financial institutions. There are risks associated with any such acquisitions that could adversely affect profitability and other performance measures. These risks include, among other things, incorrectly assessing the asset quality of a financial institution being acquired, discovering compliance or regulatory issues after the acquisition, encountering greater than anticipated costs and use of management time associated with evaluating potential acquisitions and integrating acquired businesses into our operations, and being unable to profitably deploy funds acquired in an acquisition. In addition, acquisitions may lead to business disruptions that cause the Bank to lose customers or employees to competing financial institutions. Further, acquisitions may also disrupt the Bank's ongoing businesses or create inconsistencies in standards, controls, procedures, and policies that adversely affect relationships with employees, clients, customers, and depositors. If we are unable to manage associated risks, acquisitions may have negative impacts on our operating results and financial condition, which could be material. We anticipate that we will issue capital stock in connection with future acquisitions. Acquisitions and related issuances of stock may have a dilutive effect on earnings per share, and book value per share, and will in any event reduce the percentage ownership of current shareholders. In acquisitions involving the use of cash as consideration, there will be an impact on our capital position. If goodwill recorded in connection with acquisitions becomes impaired, it could have an adverse impact on earnings and capital. Accounting standards require us to account for acquisitions using the acquisition method of accounting. Under acquisition accounting, if the purchase price of an acquired company exceeds the fair value of its net assets, the excess is carried on the acquirer’s balance sheet as goodwill. In accordance with accounting principles generally accepted in the United States of America (“GAAP”), goodwill is not amortized but rather is evaluated for impairment on an annual basis or more frequently if events or circumstances indicate that a potential impairment exists. Our goodwill was not considered impaired as of December 31, 2024 and 2023; however, there can be no assurance that future evaluations of goodwill will not result in findings of impairment and write-downs, which could be material. Since we have $1.051 billion in goodwill, representing 33 percent of our shareholders' equity, impairment of goodwill could have a material adverse effect on our business, financial condition and results of operations. Furthermore, even though it is a non-cash item, significant impairment of goodwill could subject us to regulatory limitations, including limits applicable to dividends on our common stock. 14

There can be no assurance we will be able to continue paying dividends on our common stock at recent levels. We may not be able to continue paying quarterly dividends commensurate with recent levels given that our ability to pay dividends on our common stock depends on a variety of factors. The payment of dividends is subject to government regulation in that regulatory authorities may prohibit banks and bank holding companies from paying dividends that would constitute an unsafe or unsound banking practice. Our ability to pay dividends is heavily based on our earnings and capital levels. Current guidance from the Federal Reserve provides, among other things, that dividends per share should not exceed earnings per share measured over the previous four fiscal quarters. In certain circumstances, Montana law also places limits or restrictions on a bank’s ability to declare and pay dividends. As a result, our future dividends will generally depend on the level of earnings at the Bank. Credit and Asset Quality The allowance for credit losses may not be adequate to cover actual loan losses, which could adversely affect earnings. The Bank maintains an allowance for credit losses (“ACL” or “allowance”) in an amount that it believes is adequate to provide for losses in the loan portfolio. While the Bank strives to carefully manage and monitor credit quality and to identify loans that may become non-performing, at any time there are loans included in the portfolio that will result in losses, but that have not been identified as non-performing or potential problem loans. With respect to real estate loans and property taken in satisfaction of such loans (“other real estate owned” or “OREO”), the Bank can be required to recognize significant declines in the value of the underlying real estate collateral quite suddenly as values are updated through appraisals and evaluations (new or updated) performed in the normal course of monitoring the credit quality of the loans. There are many factors that can cause the value of real estate to decline, including declines in the general real estate market, changes in methodology applied by appraisers, and/or using a different appraiser than was used for the prior appraisal or evaluation. The Bank’s ability to recover on real estate loans by selling or disposing of the underlying real estate collateral is adversely impacted by declining values, which increases the likelihood the Bank will suffer losses on defaulted loans beyond the amounts provided for in the ACL. This, in turn, could require material increases in the Bank’s provision for credit losses and ACL. By closely monitoring credit quality, the Bank attempts to identify deteriorating loans before they become non-performing assets and adjust the ACL accordingly. However, because future events are uncertain, and if difficult economic conditions occur, there may be loans that deteriorate to a non-performing status in an accelerated time frame. As a result, future additions to the ACL may be necessary beyond the levels commensurate with any loan growth. Because the loan portfolio contains a number of loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in non-performing loans, requiring an increase to the ACL. Additionally, future significant additions to the ACL may be required based on changes in the mix of loans comprising the portfolio, and changes in the financial condition of borrowers, which may result from changes in economic conditions, or changes in the assumptions used in determining the ACL. Additionally, federal and state banking regulators, as an integral part of their supervisory function, periodically review the Bank’s loan portfolio and the adequacy of the ACL. These regulatory authorities may require the Bank to recognize further provision for credit losses or charge-offs based upon their judgments, which may be different from the Bank’s judgments. Any increase in the ACL could have an adverse effect, which could be material, on our business, financial condition, and results of operations. The Bank’s loan portfolio mix increases the exposure to credit risks tied to deteriorating conditions. The loan portfolio contains a high percentage of commercial, commercial real estate, real estate acquisition and development loans in relation to the total loans and total assets. These types of loans have historically been viewed as having more risk of default than residential real estate loans or certain other types of loans or investments and tend to be larger in size. In fact, the FDIC has issued recent pronouncements highlighting the increased risk associated with commercial real estate loans, including with respect to the higher vulnerability of these credits to elevated interest rates and stressed market conditions in many large metropolitan areas, and alerting banks to its concern about banks with a heavy concentration of commercial real estate loans. Because the Bank’s loan portfolio contain commercial and commercial real estate loans with relatively large balances and nonperforming loan balances are very low, the deterioration of the credit quality of a few loans or the loan category may cause a significant increase in non-performing loans. An increase in non-performing loans would result in a loss of earnings from these loans and an increase in the provision for credit losses, and could lead to an increase in charge-offs, which could have a material adverse impact on our business, results of operations, and financial condition. 15

The Bank has a high concentration of loans secured by real estate, so a deterioration in the real estate markets could require material increases in the ACL and adversely affect our business, financial condition, and results of operations. The Bank has a high degree of concentration in loans secured by real estate. Any future deterioration in the real estate markets could adversely impact borrowers’ ability to repay loans secured by real estate and the value of our real estate collateral, thereby increasing the credit risk associated with the loan portfolio. The Bank’s ability to recover on these loans by selling or disposing of the underlying real estate collateral would be adversely impacted by any decline in real estate values, which increases the likelihood that the Bank will suffer losses on defaulted loans secured by real estate beyond the amounts provided for in the ACL. This, in turn, could require material increases in the ACL which would adversely affect our business, financial condition, and results of operations. Non-performing assets could increase, which could adversely affect our business, financial condition, and results of operations. The Bank may experience increases in non-performing assets in the future. Non-performing assets (which includes OREO) adversely affect our business, financial condition, and results of operations in various ways. The Bank does not record interest income on non- accrual loans or OREO, thereby adversely affecting its earnings. When the Bank takes collateral in foreclosures and similar proceedings, it is required to mark the related asset to the then fair value of the collateral, less estimated cost to sell, which may result in a charge-off of the value of the asset and lead the Bank to increase the provision for credit losses. An increase in the level of non- performing assets also increases the Bank’s risk profile and may impact the capital levels its regulators believe are appropriate in light of such risks. Further decreases in the value of these assets, or the underlying collateral, or in these borrowers’ performance or financial condition, whether due to economic and market conditions beyond the Bank’s control or not, could adversely affect our business, results of operations and financial condition, perhaps materially. In addition to the carrying costs to maintain OREO, the resolution of non-performing assets increases the Bank’s loan administration costs generally, and requires significant commitments of time from management and our directors, which reduces the time they have to focus on profitably growing our business. A decline in the fair value of the Bank’s investment portfolio could adversely affect earnings and capital. The fair value of the Bank’s debt securities could decline as a result of various factors, including changes in market interest rates, tax reform, decreases in credit quality and related credit ratings, lack of market liquidity and other economic conditions. For debt securities in an unrealized loss position, the Company may be required to record an allowance for credit losses or write down the security depending on the type of security and the circumstances. Any such impairment charge would have an adverse effect, which could be material, on our business, results of operations and financial condition, including capital and shareholders’ equity. While we believe that the terms of our debt securities have been kept relatively short, we are subject to elevated interest rate risk exposure in the current elevated rate environment as compared to recent years. Further, debt securities present a different type of asset quality risk than the loan portfolio. While we believe a relatively conservative management approach has been applied to the investment portfolio, there is always potential loss exposure under changing economic conditions. The Bank is subject to environmental liability risk associated with our lending activities. We hold an interest in real estate as collateral for a significant portion of our loan portfolio, and we could become subject to environmental liabilities with respect to one or more of these properties. During the ordinary course of business, we may foreclose on and take title to properties securing defaulted loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous conditions or toxic substances are found on these properties, we may be liable for remediation costs, as well as for personal injury and property damage, civil fines and criminal penalties regardless of when the hazardous conditions or toxic substances first affected any particular property. Environmental laws may further require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures to perform an environmental review before initiating any foreclosure on nonresidential real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on us. We face competition from technologies used to support and enable banking and financial services. Emerging technologies and advances and growing market acceptance of e-commerce have lowered geographic and monetary barriers to other financial institutions, made it easier for non-depository institutions to offer products and services that traditionally were banking products and services, and allowed non-traditional financial service providers and technology companies to compete with traditional financial service companies in providing electronic and internet-based financial solutions and services, including marketplace lending, financial data aggregation and payment processing, including through real-time payment platforms and electronic securities trading. Further, clients may choose to conduct business with other market participants who engage in business or offer products in areas we deem speculative or risky, such as cryptocurrencies, non-fungible tokens, and other digital assets. Increased competition may negatively affect our earnings by creating pressure to lower prices or credit standards on our products and services requiring additional investment to improve the quality and delivery of our technology and/or reducing our market share, or affecting the willingness of our clients to do business with us. 16

Interest Rates, Operations and Risk Management Fluctuating interest rates can adversely affect profitability and shareholders’ equity. The Bank’s profitability is dependent to a large extent upon net interest income, which is the difference (or “spread”) between the interest earned on loans, investment securities and other interest earning assets and interest paid on deposits, borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of interest earning assets and interest- bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest earning assets and interest paid on interest bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect the Bank’s interest rate spread, and, in turn, profitability. The Bank seeks to manage its interest rate risk within well-established policies and guidelines. Generally, the Bank seeks an asset and liability structure that insulates net interest income from large deviations attributable to changes in market rates. However, the Bank’s structures and practices to manage interest rate risk may not be effective in a highly volatile rate environment. The Federal Reserve decreased the federal funds target rate three times in 2024, with the most recent decrease occurring in December 2024. The Federal Reserve has communicated that the economic outlook continues to be uncertain, and while it has stated that rates may continue to decrease in 2025, there can be no assurance of the timing or amount of any future rate adjustments. Further, there can be no assurance regarding any forecasts or predictions about the effect that any future rate adjustments may have on our results of operations. Elevated interest rates could negatively impact deposit growth and mix, the value of our investments, shareholders’ equity, and the Bank’s profitability. Our business is subject to the risks of earthquakes, floods, fires, and other catastrophic events. With Bank branches and customers located in Montana, Idaho, Utah, Washington, Wyoming, Colorado, Arizona and Nevada, our business could be affected by natural catastrophes such as droughts, fires, earthquakes, or other natural disasters that affect these regions. The occurrence of any of these events may result in a prolonged interruption of our business and the businesses of our customers and could disrupt the insurability of our assets or the assets of our customers that may be material to their ability to repay or provide collateral for our loans, which could have a material adverse effect on our business, financial condition and results of operations. Our future performance will depend on our ability to respond timely to technological change. The financial services industry continues to experience rapid technological changes with frequent introductions of new technology- driven products and services by both other regulated entities and by companies that are not subject to the extensive regulations applicable to banks. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success will depend upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience and additional features, as well as create additional efficiencies in our operations. We may not be able to effectively implement new technology-driven products or services, or be successful in marketing these products and services. Additionally, the implementation of technological changes and upgrades to maintain current systems and integrate new ones may cause service interruptions, transaction processing errors and system conversion delays and may cause us to fail to comply with applicable laws and regulations. There can be no assurance that we will be able to successfully manage the risks associated with increased dependency on technology. A failure in or breach of the Bank’s operational or security systems, or those of the Bank’s third-party service providers, including as a result of cyber attacks, could disrupt business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase costs and cause losses. In the normal course of its business, the Bank collects, processes and retains sensitive and confidential customer and consumer information. Despite the security measures we have in place, our facilities and systems may be vulnerable to cyber-attacks, security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, attacks enhanced or facilitated by artificial intelligence (“AI”) and other similar events. Information security risks for financial institutions such as the Bank have increased recently in part because of new technologies, the use of the Internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions, and the increased sophistication and activities of organized crime, foreign actors, hackers, perpetrators of fraud, terrorists and others. In addition to cyber attacks or other security breaches involving the theft of sensitive and confidential information, hackers have engaged in attacks against financial institutions designed to disrupt key business services such as customer-facing web sites. National and international economic and geopolitical conditions may also increase the number of cyber security threats the Bank may face. We may not be able to anticipate or implement effective preventative measures against all security breaches of these types. Although the Bank employs detection and response mechanisms designed to contain and mitigate security incidents, early detection may be thwarted by sophisticated attacks and malware designed to avoid detection, which continue to evolve. Additionally, the Bank faces the risk of operational disruption, failure, termination or capacity constraints of any of the third parties that facilitate its business activities, including third-party service providers, vendors, exchanges, clearing agents, clearing houses or other financial intermediaries. Such parties could also be the source of an attack on, or breach of, the Bank’s operational systems. 17

Any failures, interruptions or security breaches in our information systems could damage our reputation, result in a loss of customer business, result in a violation of privacy or other laws, or expose us to civil litigation, regulatory fines or losses not covered by insurance. See “Item 1C. Cybersecurity” for additional information regarding our efforts to detect, identify, assess, manage, and respond to risks from cybersecurity threats. The Company’s business may be materially affected by the emergence of disruptive new technologies or approaches enabled by the rapid pace of innovation unfolding in the artificial intelligence space. The safe and responsible integration of AI functionality as it rapidly evolves presents emerging ethical and legal challenges, and the use of such technologies may result in diminished brand trust and reputational harm. As with many innovations, AI presents risks and challenges that could significantly disrupt our business model. In addition, the use of AI by bad actors presents increasingly complex and sophisticated security threats to our confidential customer, employee, and Company data, and we must make additional efforts to maintain network security. The regulatory landscape surrounding AI technologies is evolving, and the ways in which these technologies will be regulated by governmental authorities, self-regulatory institutions, or other regulatory authorities remains uncertain and may be inconsistent from jurisdiction to jurisdiction. Certain jurisdictions in which we operate are considering or have proposed or enacted legislation and policies regulating AI and non-personal data, such as the recent Executive Order on AI. Such regulations may result in operational costs to modify, maintain, or align our business practices, or constrain our ability to develop, deploy, or maintain these technologies. We have various anti-takeover measures that could impede a takeover. Our articles of incorporation include certain provisions that could make it more difficult to acquire us by means of a tender offer, a proxy contest, merger or otherwise. These provisions include a requirement that any “Business Combination” (as defined in the articles of incorporation) be approved by at least 80 percent of the voting power of the then outstanding shares, unless it is either approved by our Board or certain price and procedural requirements are satisfied. In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of us. These provisions may have the effect of lengthening the time required to acquire control of us through a tender offer, proxy contest or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of us. This could deprive our shareholders of opportunities to realize a premium for their common stock in the Company, even in circumstances where such action is favored by a majority of our shareholders. Regulatory Matters We operate in a highly regulated environment and changes or increases in, or supervisory enforcement of, banking or other laws and regulations or governmental fiscal or monetary policies could adversely affect us. We are subject to extensive regulation, supervision and examination by federal and state banking regulators. In addition, as a publicly-traded company, we are subject to regulation by the SEC. Any change in applicable regulations or federal, state or local legislation or in policies or interpretations or regulatory approaches to compliance and enforcement, income tax laws and accounting principles could have a substantial impact on us and our operations. Changes in laws and regulations may also increase expenses by imposing additional fees or taxes or restrictions on operations. Additional legislation and regulations that could significantly affect powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on our business, financial condition, and results of operations. Failure to appropriately comply with any such laws, regulations or principles could result in sanctions by regulatory agencies or damage to our reputation, all of which could adversely affect our business, financial condition or results of operations. Regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws or regulations by financial institutions and bank holding companies in the performance of their supervisory and enforcement duties. Existing and proposed federal and state laws and regulations restrict, limit, and govern all aspects of our activities and may affect our ability to expand our business over time, may result in an increase in our compliance costs, and may affect our ability to attract and retain qualified executive officers and employees. The exercise of regulatory authority may have a negative impact on our business, financial condition and results of operations, including limiting the types of financial services and products we may offer or increasing the ability of non-banks to offer competing financial services and products at lower cost. Additionally, our business is affected significantly by the fiscal and monetary policies of the federal government and its agencies, including the Federal Reserve. We cannot accurately predict the full effects of recent legislation or the various other governmental, regulatory, monetary and fiscal initiatives which have been and may be enacted. The terms and costs of these activities, or the failure of these actions to help stabilize the financial markets, asset prices, market liquidity and a continuation or worsening of current financial market and economic conditions could materially and adversely affect our business, financial condition, results of operations, and the trading price of our common stock. 18

Increasing regulatory focus on privacy and security issues and expanding laws and regulatory requirements could impact our business models and expose us to increased liability. We are subject to national data protection, privacy and security laws, regulations and codes of conduct that relate to our various business units and data processing activities, which may include sensitive, confidential, and personal information. These laws, regulations and codes may be inconsistent across jurisdictions and are subject to evolving and differing (sometimes conflicting) interpretations. Government officials and regulators, privacy advocates and class action attorneys are increasingly scrutinizing how companies collect, process, use, store, share and transmit personal data, including the transferring of personal information across international borders. This scrutiny can result in new and shifting interpretations of existing laws, thereby further impacting our business. State laws in the United States on privacy, data and related technologies, as well as industry self-regulatory codes and regulatory requirements, create additional privacy and security compliance obligations and expand the scope of potential liability. While we have invested in readiness to comply with applicable requirements, the dynamic and evolving nature of these laws, regulations and codes, as well as their interpretation by regulators and courts, may affect our ability to reach current and prospective customers, to respond to individual customer requests under the laws (such as individual rights of access, correction and deletion of their personal information), to implement our business models effectively and to adequately address disclosure requirements. Perception of our practices, products, services or solutions, even if unfounded, as a violation of individual privacy, data protection rights or cybersecurity requirements, subjects us to public criticism, lawsuits, investigations, claims and other proceedings by regulators, industry groups or other third parties, all of which could disrupt or adversely impact our business and reputation and expose us to increased liability, fines and other punitive measures including prohibition on sales of our products, services or solutions, restrictive judicial orders and disgorgement of data. Non-compliance with the Patriot Act, BSA, or other laws and regulations could result in fines or sanctions and limit our ability to get regulatory approval of acquisitions. The Patriot Act and BSA require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. Failure to comply with these regulations could result in fines or sanctions and limit our ability to get regulatory approval of acquisitions. While we have developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance can be given that these policies and procedures will be effective in preventing violations of these laws and regulations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition, results of operations and growth prospects. General Risk Factors National and international economic and geopolitical conditions could adversely affect our future results of operations or market price of our stock. Our business is impacted by factors such as economic, political and market conditions, broad trends in industry and finance, changes in government monetary and fiscal policies, inflation, and financial market volatility, all of which are beyond our control. National and global economies are constantly in flux, as evidenced by recent market volatility resulting from, among other things, the bank failures involving Silicon Valley Bank and Signature Bank in 2023, the effects of inflation, and the ever-changing landscape of the energy and medical industries. Although inflationary pressures declined throughout 2024, with the annual inflation rate in the United States decreasing to 2.4% during September 2024 as reported by the U.S. Bureau of Labor Statistics, our business may be impacted by periods of high inflation in the future. Small to medium-sized businesses may be impacted more during periods of high inflation as they are not able to leverage economies of scale to mitigate cost pressures compared to larger businesses. Consequently, the ability of our business customers to repay their loans may deteriorate, which would adversely impact our results of operations and financial condition. Furthermore, a prolonged period of inflation could cause wages and other costs to the Company to increase, which could adversely affect our results of operations and financial condition. Nearly all our assets and liabilities are monetary in nature. As a result, interest rates tend to have a more significant impact on our performance than general levels of inflation or deflation. Interest rates do not necessarily move in the same direction or by the same magnitude as the prices of goods and services. Future economic conditions cannot be predicted, and any renewed deterioration in the economies of the nation as a whole or in our markets could have an adverse effect, which could be material, on our business, financial condition, results of operations and prospects, and could cause the market price of our stock to decline. Significant changes or developments in U.S. laws or policies, and the reactions of the national and global economy to such changes, may have a material adverse effect on our business. Significant changes or developments in U.S. laws and policies can materially adversely affect our business. There are uncertainties around the legal and regulatory approach that will be taken under the Executive branch Administration, and we cannot predict the likelihood, nature or extent of changes in law or government regulations that may arise from future legislation or administrative or executive action, either in the United States or abroad. 19

Our business is heavily dependent on the services of members of the senior management team. We believe our success to date has been substantially dependent on our executive management team. In addition, our unique model relies upon the Presidents of our separate Bank divisions, particularly in light of our decentralized management structure in which such Bank divisions have significant local decision-making authority. The unexpected loss of any of these persons could have an adverse effect on our business, financial condition, results of operations, and future growth prospects. We could suffer operational, reputational and financial harm if we fail to properly anticipate and manage risk. We use models and strategies to forecast losses, project revenue, and measure and assess capital requirements for various credit, market, operational and strategic risks. These models require oversight, ongoing monitoring, and periodic reassessment. Models are subject to inherent limitations due to the use of historical trends and simplifying assumptions, uncertainty regarding economic and financial outcomes, and emerging risks from the use of applications that may rely on artificial intelligence. Our models and strategies may not be adequate due to limited historical data and shocks caused by extreme or unanticipated market changes, especially during severe market downturns or stress events. Regardless of the steps we take to ensure effective controls, governance, monitoring and testing, and implement new risk management tools, we could suffer operational, reputational and financial harm if our models and strategies and other risk management tools fail to properly anticipate and manage the current and evolving risks we face. Changes in accounting standards could materially impact our financial statements. Periodically, the Financial Accounting Standards Board (“FASB”) and the SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can materially impact how we record and report our financial condition and results of operations. For information regarding the impact of recently issued accounting standards, see “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Climate change may materially adversely affect the Company's business, financial condition, and results of operations. Concerns over the long-term effects of climate change have led to governmental efforts around the world to mitigate those impacts. Consumers and businesses also may voluntarily change their behavior as a result of these concerns. Both the Bank and its customers will need to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns. The Bank and its customers may face cost increases, asset value reductions and operating process changes. The impact on our customers will likely vary depending on their specific attributes, including reliance on or role in carbon-intensive activities. Among the impacts to the Bank could be a drop in demand for our products and services, particularly in certain sectors. In addition, we could face reductions in creditworthiness on the part of some customers or in the value of assets securing loans. The Bank attempts to take these risks into account in making lending and other decisions, including by increasing our business with climate-friendly companies, but the bank’s efforts may not be effective in protecting the Bank from the negative impact of new laws and regulations or changes in consumer or business behavior. Item 1B. Unresolved Staff Comments None Item 1C. Cybersecurity Cybersecurity has become a significant issue for financial institutions around the globe, and the Company is no exception. The Company’s management has integrated cybersecurity issues into the Company’s overall risk management system by making cybersecurity risk a key focus of its internal Strategic Technology Committee, Enterprise Risk Management Committee, and Board Risk Oversight Committee. These committees are provided regular updates on the Bank’s cybersecurity risk management program. The Company has implemented a variety of mechanisms that are designed to detect, identify, assess, manage, and respond to material risks from cybersecurity threats. The Company’s processes for identifying, assessing, and managing cybersecurity risks include: • a rigorous internal audit process to evaluate the Company’s cybersecurity strategies, with the Audit Committee apprised of risks or control failures that are identified during the audit; • participation in multiple peer-sharing networks to obtain industry-wide intelligence regarding specific cybersecurity threats and industry best practices to minimize cybersecurity risks; • participation in simulated cyber-event tabletop exercises designed to test the Company’s incident response capabilities and the robustness of its cybersecurity program; • an information security program that is regularly reviewed, tested, and updated, and includes vulnerability and patch management programs, incident response planning, security monitoring, employee training, and security awareness testing; • cybersecurity insurance to mitigate the financial impact of a cybersecurity incident on the Company’s business and financial condition; and • periodic regulatory examinations that include an assessment of the Company’s cybersecurity management, processes, and controls. 20

In addition to the internal programs outlined above, the Company engages with external cybersecurity experts to conduct thorough evaluations of the Company’s cybersecurity processes and controls. These third-party consultants conduct periodic comprehensive vulnerability and penetration testing, alongside audits of high-risk technology systems designed to evaluate the efficacy of the Company’s cybersecurity measures. The Company has also retained a third-party cybersecurity firm to assist with the Company’s response to any future cybersecurity breaches. In order to identify material risks from cybersecurity threats associated with the use of third-party service providers, such as bank operations technology, payroll and benefits administrators, and professional service providers, the Company has established a dedicated department within its Enterprise Risk Management division. This department manages risks of third-parties and evaluates cybersecurity risks associated with the Company’s third-party service providers with the Bank’s Information Technology Department. The Board's Risk Oversight Committee is responsible for oversight and monitoring of the Company’s cyber risk management profile and related programs. In an effort to ensure transparency and provide appropriate oversight and monitoring, the Chief Risk Officer and Chief Information Security Officer present detailed reports to the Risk Oversight Committee on a quarterly basis. These reports address the current landscape of cybersecurity threats, any notable recent incidents, and a summary of emerging cybersecurity trends. The Board is also regularly furnished with key risk indicators and defined risk parameters with respect to the Company’s cybersecurity program. The Board reviews and approves the Company’s cybersecurity policies at least annually. Management's role in assessing and managing material risks from cybersecurity threats is an important and multifaceted component of the Company’s cybersecurity. Appropriate members of the Company’s senior management, including the Chief Information Security Officer (“CISO”), Chief Risk Officer (“CRO”) and Chief Information Officer (“CIO”), are responsible for assessing and managing cybersecurity risks, which involves an ongoing process of identifying, analyzing, evaluating, and addressing the Company's cybersecurity threats. The Company employs management and staff members who hold top cybersecurity certifications and have acquired the expertise needed to manage the Company’s cybersecurity program, including a range of technical skills such as intrusion detection, network security control, security incident management, and risk assessment. These management and staff members also participate in structured ongoing training to keep current with industry trends and cybersecurity threats. The CISO has a degree in Business Administration, Finance, and Risk Management from Washington State University. The CISO has over 24 years of experience in cybersecurity and information security. The CISO has maintained a Certified Information Systems Security Professional (CISSP) certification for over 19 years. The CRO has a degree in Business Administration and Finance from the University of Montana. The CRO has over 24 years of combined experience with financial institution risk management, including prior experience as a bank regulator and a credit risk management consultant. The CIO has dual degrees in Accounting and Computer Science from the University of Montana. The CIO has over 31 years of experience managing information technology at the Company. The processes by which the relevant members of management are informed about and manage the prevention, detection, mitigation, and remediation of cybersecurity incidents include conducting cybersecurity risk assessments, establishing network access controls, creating a vulnerability management program, and continuous monitoring for threats. The Company is not aware of any current cybersecurity threats that are reasonably likely to materially affect the Company’s business strategy, results of operations or financial condition. See “Item 1A. Risk Factors” for additional information regarding the risks we face from cybersecurity threats. 21

Item 2. Properties The following schedule provides information on the Company’s 227 properties as of December 31, 2024: (Dollars in thousands) Properties Leased Properties Owned Net Book Value Montana 7 61 $ 158,896 Utah 5 33 65,746 Idaho 7 23 48,076 Colorado 6 17 24,744 Wyoming 3 16 22,174 Arizona 8 9 16,014 Nevada 1 6 10,227 Washington 2 23 35,416 Total 39 188 $ 381,293 We believe that all of our facilities are well maintained, generally adequate and suitable for the current operations of our business. In the normal course of business, new locations and facility upgrades occur as needed. For additional information regarding the Company’s premises and equipment and lease obligations, see Note 4 to the Consolidated Financial Statements in “Item 8. Financial Statements and Supplementary Data.” Item 3. Legal Proceedings The Company is involved in various claims, legal actions and complaints which arise in the ordinary course of business. In our opinion, all such matters are adequately covered by insurance, are without merit or are of such kind, or involve such amounts, that unfavorable disposition would not have a material adverse effect on our financial condition or results of operations. Item 4. Mine Safety Disclosures Not Applicable 22

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock trades on the NYSE under the symbol GBCI. As of December 31, 2024, there were approximately 1,968 stockholders of record of the Company's common stock. The closing price per share on December 31, 2024, was $50.22.

In 2024, the Company declared total regular dividends in cash of $1.32 per share. Future cash dividends will depend on a variety of factors, including earnings, capital, asset quality, general economic conditions and regulatory considerations. Information regarding the regulatory considerations is set forth under the heading "Supervision and Regulation" in "Item 1. Business."

Issuer Stock Purchases

The Company made no stock repurchases during 2024.

Stock Performance Graph

The following graph compares the yearly cumulative total return of the Company's common stock over a five-year measurement period with the yearly cumulative total return on the stocks included in 1) the Russell 2000 Index; and 2) the KBW NASDAQ Regional Banking Index ("KBW Regional Banking Index"). Total return includes appreciation in market value of the stock as well as the actual cash and stock dividends paid to stockholders. The graph assumes that the value of the each investment was $100 on December 31, 2019 and that all dividends were reinvested.



Total Return Performance
Index Value
200
175
150
125
100
75
12/31/19
12/31/20
12/31/21
12/31/22
12/31/23
12/31/24
Glacier Bancorp, Inc.
Russell 2000 Index
KBW Regional Banking Index

	Period Ending					
	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24
Glacier Bancorp, Inc.	100.00	103.83	131.29	117.63	102.32	128.28
Russell 2000 Index	100.00	119.96	137.74	109.59	128.14	142.93
KBW Regional Banking Index	100.00	91.29	124.74	116.10	115.64	130.90

Item 6. [Reserved]

23

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations The following discussion is intended to provide a more comprehensive review of the Company’s operating results and financial condition from management’s perspective than can be obtained from reading the Consolidated Financial Statements alone. The information includes management’s assessment of material information relevant to the Company’s financial condition and results of operations, material events and uncertainties that are reasonably likely to cause reported information not to be indicative of future operating results or financial condition, and material financial and statistical information that the Company believes will enhance the investors’ understanding of the Company and its financial results. The discussion should be read in conjunction with the Consolidated Financial Statements and the notes thereto included in “Item 8. Financial Statements and Supplementary Data.” CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the Company’s plans, objectives, expectations and intentions that are not historical facts, and other statements identified by words such as “expects,” “anticipates,” “will,” “intends,” “plans,” “believes,” “should,” “projects,” “seeks,” “estimates” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. The following factors, among others, could cause actual results to differ materially from the anticipated results (express or implied) or other expectations in the forward- looking statements, including those factors set forth under “Risk Factors” and in other sections in this Annual Report on Form 10-K, or the documents incorporated by reference: • risks associated with lending and potential adverse changes in the credit quality of the Company’s loan portfolio; • changes in monetary and fiscal policies, including interest rate policies of the Federal Reserve Board, which may continue to adversely affect the Company’s net interest income and margin, the fair value of its financial instruments, profitability, and stockholders’ equity; • legislative or regulatory changes, including increased FDIC insurance rates and assessments or increased banking and consumer protection regulations, that may adversely affect the Company’s business and strategies; • risks related to overall economic conditions, including the impact on the economy of an uncertain interest rate environment, inflationary pressures, the potential for significant changes in economic policies in the new administration, and geopolitical instability, including the wars in Ukraine and the Middle East; • risks associated with the Company’s ability to negotiate, complete, and successfully integrate any pending or future acquisitions; • costs or difficulties related to the completion and integration of pending or future acquisitions; • impairment of the goodwill recorded by the Company in connection with acquisitions, which may have an adverse impact on earnings and capital; • reduction in demand for banking products and services, whether as a result of changes in customer behavior, economic conditions, banking environment, or competition; • deterioration of the reputation of banks and the financial services industry, which could adversely affect the Company's ability to obtain and maintain customers; • changes in the competitive landscape, including as may result from new market entrants or further consolidation in the financial services industry, resulting in the creation of larger competitors with greater financial resources; • risks presented by public stock market volatility, which could adversely affect the market price of the Company’s common stock and the ability to raise additional capital or grow through acquisitions; • risks associated with dependence on the Chief Executive Officer (“CEO”), the senior management team and the Presidents of Glacier Bank (the “Bank”) divisions; • material failure, potential interruption or breach in security of the Company’s systems or changes in technology which could expose the Company to cybersecurity risks, fraud, system failures, or direct liabilities; • risks related to natural disasters, including droughts, fires, floods, earthquakes, pandemics, and other unexpected events; • success in managing risks involved in any of the foregoing; and • effects of any reputational damage to the Company resulting from any of the foregoing. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in “Item 1A. Risk Factors.” Please take into account that forward-looking statements speak only as of the date of this Annual Report on Form 10-K (or documents incorporated by reference, if applicable). Given the described uncertainties and risks, the Company cannot guarantee its future performance or results of operations and you should not place undue reliance on these forward- looking statements. The Company does not undertake any obligation to publicly correct, revise, or update any forward-looking statement if it later becomes aware that actual results are likely to differ materially from those expressed in such forward-looking statement, except as may be required under federal securities laws. 24

FIVE YEAR SELECTED FINANCIAL DATA

Selected Financial Data

The selected financial data of the Company is derived from the Company's historical audited financial statements and related notes. The information set forth below should be read in conjunction with "Item 8. Financial Statements and Supplementary Data" contained elsewhere in this Annual Report on Form 10-K.

(Dollars in thousands, except per share data)	December 31, 2024	2023	2022	2021	2020	Compounded Annual Growth Rate 1-Year	5-Year
Selected Statements of Financial Condition Information							
Total assets	$27,902,987	$27,742,629	$26,635,375	$25,940,645	$18,504,206	0.6 %	8.6 %
Debt securities	7,540,052	8,288,130	9,022,359	10,370,013	5,527,650	(9.0)%	6.4 %
Loans receivable, net	17,055,808	16,005,325	15,064,529	13,259,366	10,964,453	6.6 %	9.2 %
Allowance for credit losses	(206,041)	(192,757)	(182,283)	(172,665)	(158,243)	6.9 %	5.4 %
Goodwill and intangibles	1,102,500	1,017,263	1,026,994	1,037,652	569,522	8.4 %	14.1 %
Deposits	20,546,994	19,929,167	20,606,555	21,337,249	14,797,529	3.1 %	6.8 %
Federal Home Loan Bank advances	1,800,000	—	1,800,000	—	—	100.0 %	n/m
FRB Bank Term Funding	—	2,740,000	—	—	—	(100.0)%	n/m
Securities sold under agreements to repurchase and other borrowed funds	1,860,816	1,568,545	1,023,209	1,064,888	1,037,651	18.6 %	12.4 %
Stockholders' equity	3,223,854	3,020,281	2,843,305	3,177,622	2,307,041	6.7 %	6.9 %
Equity per share	28.43	27.24	25.67	28.71	24.18	4.4 %	3.3 %
Equity as a percentage of total assets	11.6 %	10.9 %	10.7 %	12.3 %	12.5 %	6.1 %	(1.5)%

n/m - not measurable

(Dollars in thousands, except per share data)	Years ended December 31, 2024	2023	2022	2021	2020	Compounded Annual Growth Rate 1-Year	5-Year
Summary Statements of Operations							
Interest income	$ 1,139,850	$ 1,017,655	$ 829,640	$ 681,074	$ 627,064	12.0 %	12.7 %
Interest expense	435,218	325,973	41,261	18,558	27,315	33.5 %	74.0 %
Net interest income	704,632	691,682	788,379	662,516	599,749	1.9 %	3.3 %
Provision for credit losses	28,306	14,795	19,963	23,076	39,765	91.3 %	(6.6)%
Non-interest income	128,446	118,079	120,732	144,820	172,867	8.8 %	(5.8)%
Non-interest expense	578,468	527,358	518,868	434,822	404,811	9.7 %	7.4 %
Income before income taxes	226,304	267,608	370,280	349,438	328,040	(15.4)%	(7.2)%
Federal and state income tax expense	36,160	44,681	67,078	64,681	61,640	(19.1)%	(10.1)%
Net income	$ 190,144	$ 222,927	$ 303,202	$ 284,757	$ 266,400	(14.7)%	(6.5)%
Basic earnings per share	$ 1.68	$ 2.01	$ 2.74	$ 2.87	$ 2.81	(16.4)%	(9.8)%
Diluted earnings per share	$ 1.68	$ 2.01	$ 2.74	$ 2.86	$ 2.81	(16.4)%	(9.8)%
Dividends declared per share	$ 1.32	$ 1.32	$ 1.32	$ 1.37	$ 1.33	— %	(0.2)%

25

At or for the Years ended December 31, (Dollars in thousands) 2024 2023 2022 2021 2020 Selected Ratios and Other Data Return on average assets 0.68% 0.81% 1.15% 1.33% 1.62% Return on average equity 6.02% 7.64% 10.43% 11.08% 12.15% Dividend payout ratio 78.57% 65.67% 48.18% 47.74% 47.33% Average equity to average asset ratio 11.33% 10.65% 11.01% 11.99% 13.35% Total capital (to risk-weighted assets) 14.49% 14.61% 14.02% 14.21% 14.63% Tier 1 capital (to risk-weighted assets) 12.69% 12.85% 12.34% 12.49% 12.42% Common Equity Tier 1 (to risk-weighted assets) 12.69% 12.85% 12.34% 12.49% 12.42% Tier 1 capital (to average assets) 8.93% 8.71% 8.79% 8.64% 9.12% Net interest margin on average earning assets (tax-equivalent) 2.77% 2.73% 3.27% 3.42% 4.09% Efficiency ratio 1 66.71% 62.85% 54.64% 51.35% 49.97% Allowance for credit losses as a percent of loans 1.19% 1.19% 1.20% 1.29% 1.42% Allowance for credit losses as a percent of nonperforming loans 774% 799% 557% 255% 470% Non-performing assets as a percentage of subsidiary assets 0.10% 0.09% 0.12% 0.26% 0.19% Non-performing assets $27,786 25,631 32,742 67,691 35,433 Loans originated $5,151,138 4,449,350 8,039,623 8,551,419 7,934,881 Number of full time equivalent employees 3,441 3,294 3,390 3,436 2,970 Number of locations 227 221 221 224 193 ______________________________ 1 Non-interest expense before OREO expenses, core deposit intangibles amortization, goodwill impairment charges, and non-recurring expense items as a percentage of tax-equivalent net interest income and non-interest income, excluding gains or losses on sale of investments, OREO income, and non-recurring income items. 26

YEAR ENDED DECEMBER 31, 2024 COMPARED TO DECEMBER 31, 2023 Highlights and Overview The Company continued to experience pressure during 2024 from the historic interest rate increases during 2023. While the Company experienced an overall decline in net income during the current year, the increase in the net interest margin for each quarter of 2024 combined with its two acquisitions in 2024 has provided a solid foundation for improved financial performance. Net income for the current year was $190 million, a decrease of $32.8 million, or 15 percent, over the prior year net income of $223 million. The decrease in net income during the current year was primarily driven by the significant increase in funding costs, increased operating costs from acquisitions and an $8.6 million increase in acquisition-related expenses. Diluted earnings per share for the year was $1.68, a decrease of 16 percent, from the 2023 diluted earnings per share of $2.01. Net interest income of $705 million for 2024 increased $13.0 million, or 2 percent, over 2023 and was primarily driven by increased interest income which outpaced the increase in interest expense. Non-interest expense of $578 million for 2024 increased $51.1 million, or 10 percent, during the current year and was primarily driven by increased operating expenses from the current year acquisitions and an $8.6 million increase in acquisition-related expenses. The Company’s increase in credit loss expense of $13.5 million during the current year was primarily driven by a $9.7 million provision for credit losses associated with the current year acquisitions. The Company's net interest margin for 2024 was 2.77 percent, a 4 basis points increase from the net interest margin of 2.73 percent from 2023, which was primarily driven by the increase in earning asset yields which outpaced the increase in funding cost. The earning asset yield of 4.44 percent for the current year increased 45 basis points over the prior year and the total cost of funding yield of 1.79 percent for the current year increased 44 basis points over the prior year. The Company ended the year at $27.903 billion in assets, which was a $160 million, or 1 percent, increase over the prior year end and was primarily driven by the increase in the loan portfolio which more than offset the decrease in debt securities and interest bearing cash. Loan growth was $1.064 billion, or 7 percent, during 2024 which was driven by both acquisitions and internal loan growth. Total deposits of $20.547 billion increased $618 million, or 3 percent, from the prior year end and was primarily driven by the current year acquisitions. Stockholders’ equity increased $204 million, or $1.19 per share, which was the combined result of earnings retention, $92.4 million of Company common stock issued for an acquisition and the decrease in the unrealized loss on AFS debt securities in 2024. The Company declared quarterly dividends totaling $1.32 per share during 2024 and 2023. The Company’s credit quality remains strong, ending the current year with $27.8 million in non-performing assets compared to $25.6 million at prior year end. Net charge-offs for 2024 remained low at 0.08 percent of loans compared to 0.06 percent of loans during the prior year. The Company also continues to maintain an adequate allowance for credit losses at 1.19 percent of loans at year end 2024 and year end 2023. During 2024, the Company acquired Community Financial Group, Inc., the parent company of Wheatland Bank, a leading eastern Washington community bank headquartered in Spokane with total assets of $778 million. In 2024, the Company also acquired six Montana branch locations of the Rocky Mountain Bank division of HTLF Bank with total assets of $403 million. For additional information on the acquisitions, see Note 23 to the Consolidated Financial Statements in “Item 8. Financial Statements and Supplementary Data.” Looking forward, the Company believes its future performance will depend on many factors including economic conditions in the markets the Company serves, interest rate changes, the level of competition for deposits and loans, loan quality and the ability to increase loans, the impact and successful integration of acquisitions, and managing regulatory requirements and expenses. 27

Financial Highlights At or for the Years ended (Dollars in thousands, except per share and market data) December 31, 2024 December 31, 2023 Operating results Net income $ 190,144 222,927 Basic earnings per share $ 1.68 2.01 Diluted earnings per share $ 1.68 2.01 Dividends declared per share $ 1.32 1.32 Market value per share Closing $ 50.22 41.32 High $ 60.67 50.03 Low $ 34.35 26.77 Selected ratios and other data Number of common stock shares outstanding 113,401,955 110,888,942 Average outstanding shares - basic 113,170,157 110,864,501 Average outstanding shares - diluted 113,243,427 110,890,447 Return on average assets 0.68% 0.81% Return on average equity 6.02% 7.64% Efficiency ratio 66.71% 62.85% Dividend payout ratio 78.57% 65.67% Loan to deposit ratio 84.17% 81.36% Number of full time equivalent employees 3,441 3,294 Number of locations 227 221 Number of ATMs 285 275 28

Financial Condition Analysis

Assets

The following table summarizes the Company's assets as of the dates indicated:

(Dollars in thousands)	December 31, 2024	December 31, 2023	$ Change	% Change
Cash and cash equivalents	$ 848,408	$ 1,354,342	$ (505,934)	(37%)
Debt securities, available-for-sale	4,245,205	4,785,719	(540,514)	(11%)
Debt securities, held-to-maturity	3,294,847	3,502,411	(207,564)	(6%)
Total debt securities	7,540,052	8,288,130	(748,078)	(9%)
Loans receivable				
Residential real estate	1,858,929	1,704,544	154,385	9%
Commercial real estate	10,963,713	10,303,306	660,407	6%
Other commercial	3,119,535	2,901,863	217,672	8%
Home equity	930,994	888,013	42,981	5%
Other consumer	388,678	400,356	(11,678)	(3%)
Loans receivable	17,261,849	16,198,082	1,063,767	7%
Allowance for credit losses	(206,041)	(192,757)	(13,284)	7%
Loans receivable, net	17,055,808	16,005,325	1,050,483	7%
Other assets	2,458,719	2,094,832	363,887	17%
Total assets	$ 27,902,987	$ 27,742,629	$ 160,358	1%

Total cash of $848 million at December 31, 2024 decreased $506 million, or 37 percent, from the prior year end as excess liquidity was used to fund loan growth and pay down certain borrowings. Total debt securities of $7.540 billion at December 31, 2024 decreased $748 million, or 9 percent, from the prior year end. Debt securities represented 27 percent of total assets at December 31, 2024 compared to 30 percent at December 31, 2023.

The loan portfolio of $17.262 billion at December 31, 2024 increased $1.064 billion, or 7 percent, from the prior year end. Excluding the RMB and Wheatland acquisitions, the loan portfolio increased $342 million, or 2 percent, during 2024. Excluding the acquisitions, the loan category with the largest dollar increase during 2024 was commercial real estate which increased $234 million, or 2 percent, from the prior year end.

29

Liabilities

The following table summarizes the Company's liabilities as of the dates indicated:

(Dollars in thousands)	December 31, 2024	December 31, 2023	$ Change	% Change
Deposits				
Non-interest bearing deposits	$ 6,136,709	$ 6,022,980	$ 113,729	2%
NOW and DDA accounts	5,543,512	5,321,257	222,255	4%
Savings accounts	2,845,124	2,833,887	11,237	—%
Money market deposit accounts	2,878,213	2,831,624	46,589	2%
Certificate accounts	3,139,821	2,915,393	224,428	8%
Core deposits, total	20,543,379	19,925,141	618,238	3%
Wholesale deposits	3,615	4,026	(411)	(10%)
Deposits, total	20,546,994	19,929,167	617,827	3%
Securities sold under agreements to repurchase	1,777,475	1,486,850	290,625	20%
Federal Home Loan Bank advances	1,800,000	—	1,800,000	n/m
FRB Bank Term Funding	—	2,740,000	(2,740,000)	(100%)
Other borrowed funds	83,341	81,695	1,646	2%
Subordinated debentures	133,105	132,943	162	—%
Other liabilities	338,218	351,693	(13,475)	(4%)
Total liabilities	$ 24,679,133	$ 24,722,348	$ (43,215)	—%

n/m - not measurable

Total deposits of $20.547 billion at December 31, 2024 increased $618 million, or 3 percent, from the prior year end. Excluding the $1.014 billion of deposits from the RMB and Wheatland acquisitions, total deposits decreased $396 million, or 2 percent, from the prior year end and total deposits and repurchase agreements decreased $109 million, or 51 basis points, from the prior year end. Non-interest bearing deposits represented 30 percent of total deposits at December 31, 2024 and December 31, 2023.

Upon maturity in the first quarter of 2024, the Company paid off its $2.740 billion BTFP borrowings with a combination of $2.140 billion in FHLB borrowings and cash. The Company's liquidity position remains strong with solid core deposit customer relationships, excess cash, debt securities, and access to diversified borrowing sources. At December, 31, 2024, the Company had available liquidity of $14.3 billion including cash, borrowing capacity from the FHLB, unpledged securities, brokered deposits, and other sources.

Stockholders' Equity

The following table summarizes the stockholders' equity balances as of the dates indicated:

(Dollars in thousands, except per share data)	December 31, 2024	December 31, 2023	$ Change	% Change
Common equity	$ 3,533,150	$ 3,394,394	$ 138,756	4%
Accumulated other comprehensive loss	(309,296)	(374,113)	64,817	(17%)
Total stockholders' equity	3,223,854	3,020,281	203,573	7%
Goodwill and core deposit intangible, net	(1,102,500)	(1,017,263)	(85,237)	8%
Tangible stockholders' equity	$ 2,121,354	$ 2,003,018	$ 118,336	6%
Stockholders' equity to total assets	11.55 %	10.89 %		
Tangible stockholders' equity to total tangible assets	7.92 %	7.49 %		
Book value per common share	$ 28.43	$ 27.24	$ 1.19	4%
Tangible book value per common share	$ 18.71	$ 18.06	$ 0.65	4%

Tangible stockholders' equity at December 31, 2024 increased $118 million, or 6 percent, compared to the prior year end and was primarily due to $92.4 million of Company common stock issued for the acquisition of Wheatland and a decrease of $67.9 million in unrealized loss on the available-for-sale securities portfolio. The increase was partially offset by the increase in goodwill and core

30

deposits associated with the acquisitions of Wheatland and RMB. Tangible book value per common share of $18.71 at the current year end increased $0.65 per share, or 4 percent, from the prior year end.

Results of Operations

In this section, the Company's results of operations are discussed for the year ended December 31, 2024 compared to the year ended December 31, 2023. For a discussion of the year ended December 31, 2023 compared to the year ended December 31, 2022, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

Income Summary

The following table summarizes income for the time periods indicated:

(Dollars in thousands)	Years ended December 31, 2024	Years ended December 31, 2023	$ Change	% Change
Net interest income				
Interest income	$ 1,139,850	$ 1,017,655	$ 122,195	12%
Interest expense	435,218	325,973	109,245	34%
Total net interest income	704,632	691,682	12,950	2%
Non-interest income				
Service charges and other fees	78,894	75,157	3,737	5%
Miscellaneous loan fees and charges	18,694	16,935	1,759	10%
Gain on sale of loans	16,855	12,202	4,653	38%
Gain on sale of investments	30	1,510	(1,480)	(98%)
Other income	13,973	12,275	1,698	14%
Total non-interest income	128,446	118,079	10,367	9%
Total income	$ 833,078	$ 809,761	$ 23,317	3%
Net interest margin (tax-equivalent)	2.77 %	2.73 %		

Net Interest Income

Net interest income of $705 million for 2024 increased $13.0 million, or 2 percent, over 2023 and was primarily driven by increased interest income which outpaced the increase in interest expense. Interest income of $1.140 billion for 2024 increased $122 million, or 12 percent, from the prior year and was primarily attributable to the increases in the loan yields and the average balance of the loan portfolio. The loan yield was 5.61 percent for 2024, an increase of 42 basis points from the prior year loan yield of 5.19 percent.

Interest expense of $435 million for 2024 increased $109 million, or 34 percent, over the prior year and was primarily the result of higher interest rates on deposits and an increase in deposit balances. Core deposit cost (including non-interest bearing deposits) was 1.34 percent for 2024 compared to 0.77 percent for the prior year. The total funding cost (including non-interest bearing deposits) for 2024 was 1.79 percent, which was an increase of 44 basis points over the prior year funding cost of 1.35 percent.

The net interest margin as a percentage of earning assets, on a tax-equivalent basis, during 2024 was 2.77 percent, a 4 basis points increase from the net interest margin of 2.73 percent for the prior year. Excluding the 4 basis points from discount accretion and the 1 basis point from non-accrual interest, the core net interest margin was 2.72 percent in the current year compared to 2.71 percent in the prior year.

Non-interest Income

Non-interest income of $128 million for 2024 increased $10.4 million, or 9 percent, over the prior year. Gain on sale of residential loans of $16.9 million for 2024 increased by $4.7 million, or 38 percent, over the prior year, pimarily due to the increase in volume of loans sold. Other income of $14.0 million for 2024 increased $1.7 million, or 14 percent, over the same period last year and was primarily driven by a $1.2 million gain on the sale of repossessed property during the current year. Included in the 2023 gain on sale of securities was $1.7 million of gain on the sale of all of the Company's Visa class B shares.

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Non-interest Expense

The following table summarizes non-interest expense for the periods indicated:

(Dollars in thousands)	Years ended December 31, 2024	Years ended December 31, 2023	$ Change	% Change
Compensation and employee benefits	$ 336,906	$ 309,048	$ 27,858	9%
Occupancy and equipment	47,055	43,578	3,477	8%
Advertising and promotions	16,132	15,430	702	5%
Data processing	36,887	33,752	3,135	9%
Other real estate owned and foreclosed assets	217	119	98	82%
Regulatory assessments and insurance	24,194	28,712	(4,518)	(16%)
Core deposit intangibles amortization	12,757	9,731	3,026	31%
Other expenses	104,320	86,988	17,332	20%
Total non-interest expense	$ 578,468	$ 527,358	$ 51,110	10%

Total non-interest expense of $578 million for 2024 increased $51.1 million, or 10 percent, over the prior year. Compensation and employee benefits expense of $337 million in 2024 increased $27.9 million, or 9 percent, over the prior year and was primarily driven by annual salary increases, increases in performance-related compensation and the acquisitions of Wheatland and RMB. Regulatory assessments and insurance expense of $24.2 million for 2024 decreased $4.5 million, or 16 percent, over the prior year which was principally due to the prior year $6.0 million expense related to the FDIC special assessment which had subsequent $1.0 million accrual adjustment increases in 2024. Other expenses of $104 million for 2024 increased $17.3 million, or 20 percent, from the prior year and was primarily driven by an increase of $8.6 million of acquisition-related expenses and increased costs from the acquisitions of Wheatland and RMB. The increase was partially offset by gains of $5.1 million from the sale of former branch facilities and disposal of fixed assets.

Provision for Credit Losses

The following table summarizes the provision for credit losses on the loan portfolio, net charge-offs and select ratios relating to the provision for credit losses on loans for the previous eight quarters:

(Dollars in thousands)	Provision for Credit Losses on Loans	Net Charge-Offs (Recoveries)	ACL as a Percent of Loans	Accruing Loans 30-89 Days Past Due as a Percent of Loans	Non-Performing Assets to Total Subsidiary Assets
Fourth quarter 2024	$ 6,041	$ 5,170	1.19%	0.19%	0.10%
Third quarter 2024	6,981	2,766	1.19%	0.33%	0.10%
Second quarter 2024	5,066	2,890	1.19%	0.29%	0.06%
First quarter 2024	9,091	3,072	1.19%	0.37%	0.09%
Fourth quarter 2023	4,181	3,695	1.19%	0.31%	0.09%
Third quarter 2023	5,095	2,209	1.19%	0.09%	0.15%
Second quarter 2023	5,254	2,473	1.19%	0.16%	0.12%
First quarter 2023	6,260	1,939	1.20%	0.16%	0.12%

The provision for credit loss expense was $28.3 million for 2024, an increase of $13.5 million, or 91 percent, over the prior year and was primarily attributable to $9.7 million from the acquisitions of Wheatland and RMB. Net charge-offs for 2024 were $13.9 million compared to $10.3 million in the prior year.

Efficiency Ratio

The efficiency ratio was 66.71 percent for 2024 compared to 62.85 percent for 2023. The increase from the prior year was primarily attributable to increased non-interest expense, including costs associated with the acquisitions of Wheatland and RMB, which outpaced the increase in net interest income.

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ADDITIONAL MANAGEMENT'S DISCUSSION AND ANALYSIS

Investment Activity

The Company's investment securities primarily consist of debt securities classified as either available-for-sale or held-to-maturity. Non-marketable equity securities primarily consist of capital stock issued by the FHLB of Des Moines.

Debt Securities

Debt securities classified as available-for-sale are carried at estimated fair value and debt securities classified as held-to-maturity are carried at amortized cost. Unrealized gains or losses, net of tax, on available-for-sale debt securities are reflected as an adjustment to other comprehensive income. The Company's debt securities are summarized below:

	December 31, 2024		December 31, 2023	
(Dollars in thousands)	Carrying Amount	Percent	Carrying Amount	Percent
Available-for-sale				
U.S. government and federal agency	$ 468,433	6%	$ 455,347	5%
U.S. government sponsored enterprises	310,154	4%	299,219	4%
State and local governments	68,680	1%	98,932	1%
Corporate bonds	14,503	1%	26,253	1%
Residential mortgage-backed securities	2,355,516	31%	2,811,263	34%
Commercial mortgage-backed securities	1,027,919	14%	1,094,705	13%
Total available-for-sale	4,245,205	57%	4,785,719	58%
Held-to-maturity				
U.S. government and federal agency	859,432	11%	853,273	10%
State and local governments	1,619,850	21%	1,650,000	20%
Residential mortgage-backed securities	815,565	11%	999,138	12%
Total held-to-maturity	3,294,847	43%	3,502,411	42%
Total debt securities	$ 7,540,052	100%	$ 8,288,130	100%

The Company's debt securities were primarily comprised of U.S. government and federal agency and mortgage-backed securities. State and local government securities are largely exempt from federal income tax and the Company's federal statutory income tax rate of 21 percent is used in calculating the tax-equivalent yields on the tax-exempt securities. Mortgage-backed securities largely consists of short, weighted-average life U.S. agency guaranteed residential and commercial mortgage pass-through securities and to a lesser extent, short, weighted-average life U.S. agency guaranteed residential collateralized mortgage obligations. Combined, the mortgage-backed securities provide the Company with ongoing liquidity as scheduled and pre-paid principal is received on the securities.

State and local government securities carry different risks that are not as prevalent in other security types. The Company evaluates the investment grade quality of its securities in accordance with regulatory guidance. Investment grade securities are those where the issuer has an adequate capacity to meet the financial commitments under the security for the projected life of the investment. An issuer has an adequate capacity to meet financial commitments if the risk of default by the obligor is low and the full and timely payment of principal and interest are expected. In assessing credit risk, the Company may use credit ratings from Nationally Recognized Statistical Rating Organizations ("NRSRO") entities such as S&P and Moody's as support for the evaluation; however, they are not solely relied upon. There have been no significant differences in the Company's internal evaluation of the creditworthiness of any issuer when compared with the ratings assigned by the NRSROs.

The following table stratifies the state and local government securities by the associated NRSRO ratings. The highest issued rating was used to categorize the securities in the table for those securities where the NRSRO ratings were not at the same level.

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(Dollars in thousands)		December 31, 2024 Amortized Cost	December 31, 2024 Fair Value	December 31, 2023 Amortized Cost	December 31, 2023 Fair Value
S&P: AAA / Moody's: Aaa	$	429,267	379,793	446,206	402,932
S&P: AA+, AA, AA- / Moody's: Aa1, Aa2, Aa3		1,207,309	1,046,083	1,244,344	1,107,064
S&P: A+, A, A- / Moody's: A1, A2, A3		48,143	47,345	55,511	55,101
Not rated by either entity		6,868	6,617	5,842	5,486
Total	$	1,691,587	1,479,838	1,751,903	1,570,583

State and local government securities largely consist of both taxable and tax-exempt general obligation and revenue bonds. The following table stratifies the state and local government securities by the associated security type.

(Dollars in thousands)		December 31, 2024 Amortized Cost	December 31, 2024 Fair Value	December 31, 2023 Amortized Cost	December 31, 2023 Fair Value
General obligation - unlimited	$	348,129	322,414	383,400	361,728
General obligation - limited		172,537	151,445	183,078	165,993
Revenue		1,135,421	974,076	1,146,341	1,006,088
Certificate of participation		35,443	31,846	36,396	34,144
Other		57	57	2,688	2,630
Total	$	1,691,587	1,479,838	1,751,903	1,570,583

The following table outlines the five states in which the Company owns the highest concentrations of state and local government securities.

(Dollars in thousands)		December 31, 2024 Amortized Cost	December 31, 2024 Fair Value	December 31, 2023 Amortized Cost	December 31, 2023 Fair Value
New York	$	370,189	329,252	372,926	334,583
Texas		118,219	104,938	125,906	114,753
California		111,324	101,021	113,983	104,960
Washington		92,198	82,872	98,239	90,413
Colorado		79,987	69,527	82,575	79,012
All other states		919,670	792,228	958,274	846,862
Total	$	1,691,587	1,479,838	1,751,903	1,570,583

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The following table presents the carrying amount and weighted-average yield of available-for-sale and held-to-maturity debt securities by contractual maturity at December 31, 2024. Weighted-average yields are based upon the amortized cost of securities and are calculated using the interest method which takes into consideration premium amortization, discount accretion and mortgage-backed securities' prepayment provisions. Weighted-average yields on tax-exempt debt securities exclude the related federal income tax benefit.

	One Year or Less		After One through Five Years		After Five through Ten Years		After Ten Years		Mortgage-Backed Securities [1]		Total	
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available-for-sale												
U.S. government and federal agency	$290,538	1.02%	$ 168,735	1.13%	$ 1,993	5.07%	$ 7,167	4.06%	$ —	—%	$ 468,433	1.13%
U.S. government sponsored enterprises	18,844	0.54%	291,310	1.30%	—	—%	—	—%	—	—%	310,154	1.26%
State and local governments	3,929	1.51%	28,870	1.72%	14,414	2.50%	21,467	2.64%	—	—%	68,680	2.17%
Corporate bonds	—	—%	9,925	3.66%	3,782	4.00%	796	0.46%	—	—%	14,503	3.58%
Residential mortgage-backed securities	—	—%	—	—%	—	—%	—	—%	2,355,516	1.06%	2,355,516	1.06%
Commercial mortgage-backed securities	—	—%	—	—%	—	—%	—	—%	1,027,919	3.58%	1,027,919	3.58%
Total available-for-sale	313,311	1.00%	498,840	1.31%	20,189	3.01%	29,430	2.93%	3,383,435	1.80%	4,245,205	1.70%
Held-to-maturity												
U.S. government and federal agency	—	—%	859,432	1.16%	—	—%	—	—%	—	—%	859,432	1.16%
State and local governments	9,584	2.75%	82,069	3.18%	209,288	3.29%	1,318,909	3.02%	—	—%	1,619,850	3.07%
Residential mortgage-backed securities	—	—%	—	—%	—	—%	—	—%	815,565	0.91%	815,565	0.91%
Total held-to-maturity	9,584	2.75%	941,501	1.34%	209,288	3.29%	1,318,909	3.02%	815,565	0.91%	3,294,847	2.04%
Total debt securities	$322,895	1.05%	$1,440,341	1.33%	$229,477	3.26%	$1,348,339	3.02%	$4,199,000	1.64%	$7,540,052	1.84%

[1] Mortgage-backed securities, which have prepayment provisions, are not assigned to maturity categories due to fluctuations in their prepayment speeds.

Based on an analysis of its available-for-sale debt securities with unrealized losses as of December 31, 2024, the Company determined their decline in value was unrelated to credit loss and was primarily the result of interest rate changes and market spreads subsequent to acquisition. The fair value of the debt securities is expected to recover as payments are received and the debt securities approach maturity. In addition, the Company determined an insignificant amount of credit losses is expected on the held-to-maturity debt securities portfolio; therefore, no ACL has been recognized at December 31, 2024.

For additional information on debt securities, see Notes 1 and 2 to the Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data."

Equity securities

Non-marketable equity securities primarily consist of capital stock issued by the FHLB of Des Moines and are carried at cost less impairment. The Company also has an insignificant amount of equity securities that are included in other assets on the Company's statements of financial condition.

Non-marketable equity securities and equity securities without readily determinable fair values are evaluated for impairment whenever events or circumstances suggest the carrying value may not be recoverable. Based on the Company's evaluation of its investments in non-marketable equity securities and equity securities without readily determinable fair values as of December 31, 2024, the Company determined that none of such securities were impaired.

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Lending Activity

The Company focuses its lending activities primarily on the following types of loans: 1) first-mortgage, conventional loans secured by residential properties, particularly single-family; 2) commercial lending, including agriculture and public entities; and 3) installment lending for consumer purposes (e.g., home equity, automobile, etc.). Supplemental information regarding the Company's loan portfolio and credit quality based on regulatory classification is provided in the section captioned "Loans by Regulatory Classification" included in "Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." The regulatory classification of loans is based primarily on the type of collateral for the loans. Loan information included in "Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" is based on the Company's loan segments, which are based on the purpose of the loan, unless otherwise noted as a regulatory classification. The following table summarizes the Company's loan portfolio as of the dates indicated:

	December 31, 2024		December 31, 2023	
(Dollars in thousands)	Amount	Percent	Amount	Percent
Residential real estate	$ 1,858,929	11%	$ 1,704,544	11%
Commercial real estate	10,963,713	64%	10,303,306	64%
Other commercial	3,119,535	18%	2,901,863	18%
Home equity	930,994	6%	888,013	6%
Other consumer	388,678	2%	400,356	2%
Loans receivable	17,261,849	101%	16,198,082	101%
Allowance for credit losses	(206,041)	(1%)	(192,757)	(1%)
Loans receivable, net	$ 17,055,808	100%	$ 16,005,325	100%

The largest category of the Company's loan portfolio is Commercial Real Estate ("CRE"). An additional breakdown of the Company's CRE portfolio based on the use of the property follows:

	December 31, 2024			
(Dollars in thousands)	Owner Occupied	Non-Owner Occupied	Total	Percent of total CRE
Office	$ 705,293	$ 783,739	$ 1,489,032	13.6 %
Multi-family	—	1,210,562	1,210,562	11.0 %
Industrial and warehouse	769,966	426,188	1,196,154	10.9 %
Retail	383,379	786,833	1,170,212	10.7 %
Medical and nursing	259,829	316,105	575,934	5.3 %
Mini and RV Storage	10,368	565,094	575,462	5.2 %
Agriculture real estate	567,293	—	567,293	5.2 %
Hotel	—	561,344	561,344	5.1 %
Land	76,679	404,296	480,975	4.4 %
Restaurant and entertainment	234,401	89,175	323,576	3.0 %
Automotive and transportation	255,473	52,740	308,213	2.8 %
Other commercial real estate	2,058,995	445,961	2,504,956	22.8 %
Total commercial real estate	$ 5,321,676	$ 5,642,037	$ 10,963,713	100 %

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The following table summarizes the Company's CRE portfolio by geographic location as of the dates indicated:

(Dollars in thousands)	December 31, 2024	
	Amount	Percent of total CRE
Montana	$ 2,978,830	27.2 %
Utah	1,927,838	17.6 %
Idaho	1,560,564	14.2 %
Arizona	1,289,603	11.8 %
Colorado	1,122,844	10.2 %
Wyoming	784,760	7.2 %
Nevada	711,508	6.5 %
Washington	587,766	5.4 %
Total commercial real estate	$ 10,963,713	100 %

The CRE portfolio is comprised of loans made to purchase, construct and finance commercial real estate properties. On average, the balances are small and geographically disbursed across our eight-state footprint. Specifically, our CRE portfolio has an average loan balance of $778 thousand with an average loan-to-value ratio ("LTV") of 59% as of December 31, 2024.

Due to the recent trends in the banking industry, there has been increased risk associated with commercial real estate loans, including with respect to the higher vulnerability of these credits to pressure as interest rates remain elevated and market conditions in many large metropolitan areas continue to show signs of stress. The Company has limited exposure to the office building sector in central business districts as the office portfolio is generally diversified in suburban and rural markets with strong occupancy levels. The Company maintains a practice of regular and ongoing loan reviews, stress tests, and sensitivity analyses to assess the level of risk in the loan portfolio. Loan reviews include monitoring past due rates, non-performing trends, concentrations, LTV's, among other qualitative factors. Loan policies are robust and are updated as needed to meet the strategic and risk mitigation goals of the company. The stated maturities or first repricing term (if applicable) for the loan portfolio at December 31, 2024 was as follows:

(Dollars in thousands)	Residential Real Estate	Commercial	Consumer and Other	Total
Variable rate maturing or repricing				
In one year or less	$ 204,780	3,147,730	611,294	3,963,804
After one through five years	743,282	4,914,422	320,946	5,978,650
After five through fifteen years	342,931	244,879	52	587,862
Thereafter	—	—	—	—
Fixed rate maturing				
In one year or less	150,290	1,454,624	123,498	1,728,412
After one through five years	156,922	2,936,913	209,144	3,302,979
After five through fifteen years	257,161	1,244,383	6,452	1,507,996
Thereafter	3,563	140,297	48,286	192,146
Total	$ 1,858,929	14,083,248	1,319,672	17,261,849

Residential Real Estate Lending

The Company's residential lending activities consist of the origination of both construction and permanent loans on residential real estate. The Company actively solicits residential real estate loan applications from real estate brokers, contractors, existing customers, customer referrals, and online applications. The Company's lending policies generally limit the maximum loan-to-value ratio on residential mortgage loans to 80 percent of the lesser of the appraised value or purchase price. Policies allow for higher loan-to-values with appropriate risk mitigation such as documented compensating factors, credit enhancement, and other factors. For loans held for sale, the Company complies with each investor's loan-to-value guidelines. The Company also provides interim construction financing for single-family dwellings. These loans are supported by a term take-out commitment that may be subject to certain contingencies.

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Consumer Land or Lot Loans The Company originates land and lot acquisition loans to borrowers who intend to construct their primary residence on the respective land or lot. These loans are generally for a term of three to five years and are secured by the developed land or lot with the loan-to- value limited to the lesser of 75 percent of the appraised value or 75 percent of the cost. Unimproved Land and Land Development Loans Although the Company has originated very few unimproved land and land development loans since the economic downturn in 2008, the Company may originate such loans on properties intended for residential and commercial use where real estate market conditions show significant strength. These loans are typically made for a term of 18 months to two years and are secured by the developed property with a loan-to-value not to exceed the lesser of 75 percent of cost or 65 percent of the appraised discounted estimated bulk sale value upon completion of the improvements. The projects under development are inspected on a regular basis and advances are made on a percentage-of-completion basis. The loans are made to borrowers with real estate development experience and appropriate financial strength. Generally, the Company requires that a certain percentage of the development be pre-sold or that construction and term take-out commitments are in place prior to funding the loan. Loans made on unimproved land are generally made for a term of five to ten years with a loan-to-value not to exceed the lesser of 50 percent of appraised value or 50 percent of cost. Residential Builder Guidance Lines The Company provides Builder Guidance Lines that are comprised of pre-sold and spec-home construction and lot acquisition loans. The spec-home construction and lot acquisition loans are limited to a specific number and maximum amount. Generally, the individual loans will not exceed a one year maturity. The homes under construction are inspected on a regular basis and advances made on a percentage-of-completion basis. Construction Loans During the construction loan term, all construction loan collateral properties are inspected at least monthly, or more frequently as needed, until completion. Draws on construction loans are predicated upon the results of the inspection and advanced on a percentage- of-completion basis versus original budget percentages. When construction loans become non-performing and the associated project is not complete, the Company on a case-by-case basis makes the decision to advance additional funds or to initiate collection/ foreclosure proceedings. Such decision includes obtaining “as-is” and “at completion” appraisals for consideration of potential increases or decreases in the collateral’s value. The Company also considers the increased costs of monitoring progress to completion, and the related collection/holding period costs should collateral ownership be transferred to the Company. Commercial Real Estate Loans Loans are made to purchase, construct and finance commercial real estate properties. These loans are generally made to borrowers who will own and occupy the property, but may include loans to finance investment or income properties. Commercial real estate loans generally have a loan-to-value up to the lesser of 75 percent of the appraised value or 75 percent of the cost and require a minimum 1.2 times debt service coverage margin. Agricultural Lending Agricultural lending is conducted on a conservative basis and consists of operating credits, term real estate loans for the acquisition or refinance of agricultural real estate or equipment, and term livestock loans for the acquisition or refinance of livestock. Loan-to-value on equipment, livestock and agricultural real estate is generally limited to 75 percent. Home Equity Loans Home equity lines of credit are generally originated with maturity terms of 15 years. At origination, borrowers can choose a variable interest rate that changes quarterly, or after the first 3 or 5 years from the origination date. The draw period for home equity lines of credit usually exists from origination to maturity. During the draw period, the Company has home equity lines of credit where the borrowers pay interest only and home equity lines of credit where borrowers pay principal and interest. Consumer Lending The majority of consumer loans are secured by real estate, automobiles, or other assets. The Company intends to continue making such loans because of their short-term nature, generally between three months and five years. Moreover, interest rates on consumer loans are generally higher than on residential mortgage loans. States and Political Subdivisions Lending The Company lends directly to state and local political subdivisions. The loans are typically secured by the full faith and credit of the municipality or a specific revenue stream such as water or sewer fees. In general, state and local political subdivision loans carry a low risk of default and offer other complementary business opportunities such as deposits and cash management. The loans are generally long-term in nature and interest on many of these loans is tax-exempt for federal income tax purposes. 38

Credit Risk Management The Company is committed to a conservative management of the credit risk within the loan portfolio, including the early recognition of problem loans. The Company’s credit risk management includes stringent credit policies, individual loan approval limits, limits on concentrations of credit, and committee approval of larger loan requests. Management practices also include regular internal and external credit examinations, identification and review of individual loans and leases experiencing deterioration of credit quality, procedures for the collection of non-performing assets, quarterly monitoring of the loan portfolio, semi-annual review of loans by industry, and periodic stress testing of the loans secured by real estate. Federal and state regulatory safety and soundness examinations are conducted annually. The Company’s loan policy and credit administration practices establish standards and limits for all extensions of credit that are secured by interests in or liens on real estate, or made for the purpose of financing the construction of real property or other improvements. Ongoing monitoring and review of the loan portfolio is based on current information, including: the borrowers’ and guarantors’ creditworthiness, value of the real estate and other collateral, the project’s performance against projections, and monthly inspections by Company employees or external parties until the real estate project is complete. Monitoring of the junior lien and home equity lines of credit portfolios includes evaluating payment delinquency, collateral values, bankruptcy notices and foreclosure filings. Additionally, the Company places junior lien mortgages and junior lien home equity lines of credit on non-accrual status when there is evidence that the associated senior lien is 90 days past due or is in the process of foreclosure, regardless of the junior lien delinquency status. Loan Approval Limits Individual loan approval limits have been established for each lender based on the loan types and experience of the individual. There are four additional loan approval levels: 1) the Bank divisions’ Officer Loan Committees, consisting of senior lenders and members of senior management; 2) the Bank divisions’ advisory boards; 3) the Bank’s Executive Loan Committee, consisting of the Bank divisions’ senior loan officers and the Company’s Chief Credit Administrator; and 4) the Bank’s Board of Directors. Under banking laws, loans-to-one-borrower and related entities are limited to a prescribed percentage of the unimpaired capital and surplus of the Bank. Interest Reserves Interest reserves are used to periodically advance loan funds to pay interest charges on the outstanding balance of the related loan. As with any extension of credit, the decision to establish a loan-funded interest reserve upon origination of construction loans, including residential construction and land, lot and other construction loans, is based on prudent underwriting, including the feasibility of the project, expected cash flow, creditworthiness of the borrower and guarantors, and the protection provided by the real estate and other underlying collateral. Interest reserves provide an effective means for addressing the cash flow characteristics of construction loans. In response to the downturn in the housing market and potential impact upon construction lending, the Company discourages the creation or continued use of interest reserves. Interest reserves are advanced provided the related construction loan is performing as expected. Loans with interest reserves may be extended, renewed or restructured only when the related loan continues to perform as expected and meets the prudent underwriting standards identified above. Such renewals, extension or restructuring are not permitted in order to keep the related loan current. In monitoring the performance and credit quality of a construction loan, the Company assesses the adequacy of any remaining interest reserve, and whether the use of an interest reserve remains appropriate in the presence of emerging weakness and associated risks in the construction loan. The ongoing accrual and recognition of uncollected interest as income continues only when facts and circumstances continue to reasonably support the contractual payment of principal or interest. Loans are typically designated as non-accrual when the collection of the contractual principal or interest is unlikely and has remained unpaid for ninety days or more. For such loans, the accrual of interest and its capitalization into the loan balance will be discontinued. The Company had $388 million and $479 million of loans with remaining interest reserves of $31.3 million and $20.7 million as of December 31, 2024 and 2023, respectively. During 2024 and 2023, the Company extended, renewed or modified 4 loans and 7 loans, respectively, with interest reserves. Such loans had an aggregate outstanding principal balance of $1.5 million and $56.0 million as of December 31, 2024 and 2023, respectively. As of December 31, 2024, the Company had no construction loans with interest reserves that are currently non-performing or that are designated potential problem loans. 39

Loan Purchases, Sales, and Servicing Fixed rate, long-term mortgage loans are generally sold in the secondary market. The Company is active in the secondary market, primarily through the origination of conventional, Rural Development, Federal Housing Administration and Department of Veterans Affairs residential mortgages. The sale of loans in the secondary mortgage market reduces the Company’s risk of holding long-term, fixed rate loans during periods of rising interest rates. In connection with conventional loan sales, the Company typically sells the majority of mortgage loans originated with servicing released. In certain circumstances, the Company strategically retains servicing and in the current year has been more active in retaining the servicing. For the loans that are sold with servicing retained, the Company records a servicing right asset that is subsequently amortized over the life of the loan. The servicing assets are also evaluated for impairment based on the fair value of the servicing asset compared to the carrying value. The Company has also been active in generating commercial SBA loans, and other commercial loans, with a portion of those loans sold to investors. The Company has not originated any type of subprime mortgages, either for the loan portfolio or for sale to investors. In addition, the Company has not purchased debt securities collateralized with subprime mortgages. The Company does not actively purchase loans from other financial institutions, and substantially all of the Company’s loans receivable are with customers in the Company’s geographic market areas. Loan Origination and Other Fees In addition to interest earned on loans, the Company receives fees for originating loans. Loan fees generally are a percentage of the principal amount of the loan and are charged to the borrower, and are normally deducted from the proceeds of the loan. Loan origination fees are generally 1.0 to 1.5 percent on residential mortgages and 0.5 to 1.5 percent on commercial loans. Consumer loans generally require a fixed fee amount. The Company also receives other fees and charges relating to existing loans, which include charges and fees collected in connection with loan modifications. Appraisal and Evaluation Process The Company’s loan policy and credit administration practices have adopted and implemented the applicable legal and regulatory requirements, which establishes criteria for obtaining appraisals or evaluations (new or updated), including transactions that are otherwise exempt from the appraisal requirements. Each of the Bank divisions monitor conditions, including supply and demand factors, in the real estate markets served so they can react quickly to changing market conditions to mitigate potential losses from specific credit exposures within the loan portfolio. Evidence of the following real estate market conditions and trends is obtained from lending personnel and third party sources: • demographic indicators, including employment and population trends; • foreclosures, vacancy, construction and absorption rates; • property sales prices, rental rates, and lease terms; • current tax assessments; • economic indicators, including trends within the lending areas; and • valuation trends, including discount and capitalization rates. Third party information sources include federal, state, and local governments and agencies thereof, private sector economic data vendors, real estate brokers, licensed agents, sales, rental and foreclosure data tracking services. The time between ordering an appraisal or evaluation and receipt from third party vendors is typically two to six weeks for residential property depending on geographic market and four to eight weeks for non-residential property. For real estate properties that are of highly specialized or limited use, significantly complex or large, additional time beyond the typical times may be required for new appraisals or evaluations (new or updated). As part of the Company’s credit administration and portfolio monitoring practices, the Company’s regular internal and external credit examinations review a significant number of individual loan files. Appraisals and evaluations (new or updated) are reviewed to determine whether the timeliness, methods, assumptions, and findings are reasonable and in compliance with the Company’s loan policy and credit administration practices. Such reviews include the adequacy of the steps taken by the Company to ensure that the individuals who perform appraisals and evaluations (new or updated) are appropriately qualified and are not subject to conflicts of interest. If there are any deficiencies noted in the reviews, they are reported to Bank management and prompt corrective action is taken. 40

Non-performing Assets The following table summarizes information regarding non-performing assets at the dates indicated: At or for the Years ended (Dollars in thousands) December 31, 2024 December 31, 2023 December 31, 2022 Other real estate owned and foreclosed assets $ 1,164 1,503 32 Accruing loans 90 days or more past due 6,177 3,312 1,559 Non-accrual loans 20,445 20,816 31,151 Total non-performing assets $ 27,786 25,631 32,742 Non-performing assets as a percentage of subsidiary assets 0.10% 0.09% 0.12% ACL as a percentage of non-performing loans 774% 799% 557% Accruing loans 30-89 days past due $ 32,228 49,967 20,967 U.S. government guarantees included in non-performing assets $ 748 1,503 2,312 Interest income 1 $ 1,142 1,085 1,450 ______________________________ 1 Amounts represent estimated interest income that would have been recognized on loans accounted for on a non-accrual basis as of the end of each period had such loans performed pursuant to contractual terms. Non-performing assets as a percentage of subsidiary assets at December 31, 2024 was 0.10 percent compared to 0.09 percent at the prior year end. Non-performing assets of $27.8 million at December 31, 2024 increased $2.2 million, or 8 percent, over the prior year end. Early stage delinquencies (accruing loans 30-89 days past due) as a percentage of loans at December 31, 2024 were 0.19 percent compared to 0.31 percent for the prior year end. Early stage delinquencies of $32.2 million at December 31, 2024 decreased $17.7 million from the prior year end. Most of the Company’s non-performing assets are secured by real estate, and based on the most current information available to management, including updated appraisals or evaluations (new or updated), the Company believes the value of the underlying real estate collateral is adequate to minimize significant charge-offs or losses to the Company. Through pro-active credit administration, the Company works closely with its borrowers to seek favorable resolution to the extent possible, thereby attempting to minimize net charge-offs or losses to the Company. With very limited exceptions, the Company does not disburse additional funds on non- performing loans. Instead, the Company proceeds to collection and foreclosure actions in order to reduce the Company’s exposure to loss on such loans. For additional information on accounting policies relating to non-performing assets, see Note 1 to the Consolidated Financial Statements in “Item 8. Financial Statements and Supplementary Data.” 41

Modified Loans If a loan is modified in response to a borrower’s financial difficulties such modification is known as a modification to a borrower experiencing financial difficulty (“MBFD”), and if the underlying loan is characterized as a loan. Each modified loan is separately negotiated with the borrower and includes terms and conditions that reflect the borrower’s prospective ability to service their obligations as modified. The Company discourages the use of multiple loans when modifying loans regardless of whether or not the loans are designated an MBFD. The Company had MBFD loans of $55.0 million and $60.6 million at December 31, 2024 and 2023, respectively. For additional information on MBFDs, see Note 3 to the Consolidated Financial Statement in “Item 8. Financial Statements and Supplementary Data.” Other Real Estate Owned and Foreclosed Assets The book value of loans prior to the acquisition of collateral and transfer of the loans into other real estate owned (“OREO”) and other foreclosed assets during 2024 was $1.2 million. The fair value of the loan collateral acquired in foreclosure during 2024 was $0.9 million. The following table sets forth the changes in OREO for the periods indicated: Years ended (Dollars in thousands) December 31, 2024 December 31, 2023 Balance at beginning of period $ 1,503 32 Additions 879 1,563 Write-downs (16) (8) Sales (1,203) (84) Balance at end of period $ 1,164 1,503 Allowance for Credit Losses - Loans Receivable The following table summarizes the allocation of the ACL as of the dates indicated: December 31, 2024 December 31, 2023 (Dollars in thousands) ACL Percent of Loans in Category ACL Percent of Loans in Category Residential real estate $ 25,181 11% $ 22,325 11% Commercial real estate 138,545 64% 130,924 64% Other commercial 24,400 18% 21,194 18% Home equity 11,402 5% 11,766 5% Other consumer 6,513 2% 6,548 2% Total $ 206,041 100% $ 192,757 100% 42

The following table summarizes the ACL experience for the periods indicated: At or for the Years ended (Dollars in thousands) December 31, 2024 December 31, 2023 December 31, 2022 Balance at beginning of period $ 192,757 $ 182,283 $ 172,665 Acquisitions 3 — — Provision for credit losses 27,179 20,790 17,433 Net (charge-offs) recoveries Residential real estate (6) (3) 63 Commercial real estate (2,828) (1,640) 684 Other commercial (3,956) (2,256) (2,545) Home equity 5 38 250 Other consumer (7,113) (6,455) (6,267) Net Charge-offs (13,898) (10,316) (7,815) Balance at end of period $ 206,041 $ 192,757 $ 182,283 ACL as a percentage of total loans 1.19% 1.19% 1.20% Non-accrual loans as a percentage of total loans 0.12% 0.13% 0.13% ACL as a percentage of non-accrual loans 1,007.78% 926.01% 585.16% The following table summarizes net (charge-offs) recoveries as a percentage of average loans for the periods indicated: December 31, 2024 December 31, 2023 December 31, 2022 Residential real estate — % — % — % Commercial real estate (0.03) % (0.02) % (0.02) % Other commercial (0.13) % (0.08) % (0.08) % Home equity — % — % — % Other consumer (1.79) % (1.64) % (1.64) % Total net charge-offs (0.08) % (0.07) % (0.07) % The ACL as a percentage of total loans outstanding at December 31 2024 was 1.19 percent which was unchanged from the prior year end. The Company’s ACL of $206 million is considered by management to be adequate to absorb the estimated credit losses from any segment of its loan portfolio based upon management’s best estimate of current expected credit losses within the existing portfolio of loans. Should any of the factors considered by management in making this estimate change, the Company’s estimate of current expected credit losses could also change, which could affect the level of future provision for credit losses related to loans. For the periods ended December 31, 2024 and 2023, the Company believes the ACL is commensurate with the risk in the Company’s loan portfolio and is directionally consistent with the change in the quality of the Company’s loan portfolio. During 2024 and 2023, provision for credit losses exceeded the charge-offs, net of recoveries, by $13.3 million and $13.0 million, respectively. At the end of each quarter, the Company analyzes its loan portfolio and maintains an ACL at a level that is appropriate and determined in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Determining the adequacy of the ACL involves a high degree of judgment and is inevitably imprecise as the risk of loss is difficult to quantify. The ACL methodology is designed to reasonably estimate the probable credit losses within the Company’s loan portfolio. Accordingly, the ACL is maintained within a range of estimated losses. The determination of the ACL on loans, including credit loss expense and net charge-offs, is a critical accounting estimate that involves management’s judgments about the loan portfolio that impact credit losses, including the credit risk inherent in the loan portfolio, economic forecasts nationally and in the local markets in which the Company operates, trends and changes in collateral values, delinquencies, non-performing assets, net charge-offs, credit-related policies and personnel, and other factors. 43

In determining the allowance, the loan portfolio is separated into pools of loans that share similar risk characteristics which are the Company’s loan segments. The Company then derives estimated loss assumptions from its model by loan segment. The loss assumptions are then applied to each segment of loan to estimate the ACL on the pooled loans. For any loans that do not share similar risk characteristics, the estimated credit losses are determined on an individual loan basis and such loans primarily consist of non- accrual loans. An estimated credit loss is recorded on individually reviewed loans when the fair value of a collateral-dependent loan or the present value of the loan’s expected future cash flows (discounted at the loans original effective interest rate) is less than the amortized cost of the loan. The Company provides commercial banking services to individuals, small to medium-sized businesses, community organizations and public entities from 227 locations, including 194 branches, across Montana, Idaho, Utah, Washington, Wyoming, Colorado, Arizona and Nevada. The states in which the Company operates have diverse economies and markets that are tied to commodities (crops, livestock, minerals, oil and natural gas), tourism, real estate and land development and an assortment of industries, both manufacturing and service-related. Thus, the changes in the global, national, and local economies are not uniform across the Company’s geographic locations. The geographic dispersion of these market areas helps to mitigate the risk of credit loss. The Company’s model of seventeen Bank divisions with separate management teams is also a significant benefit in mitigating and managing the Company’s credit risk. This model provides substantial local oversight to the lending and credit management function and requires multiple reviews of larger loans before credit is extended. The primary responsibility for credit risk assessment and identification of problem loans rests with the loan officer of the account. This continuous process of identifying non-performing loans is necessary to support management’s evaluation of the ACL adequacy. An independent loan review function verifying credit risk ratings evaluates the loan officer and management’s evaluation of the loan portfolio credit quality. The ACL evaluation is well documented and approved by the Company’s Board. In addition, the policy and procedures for determining the balance of the ACL are reviewed annually by the Company’s Board, the internal audit department, independent credit reviewers and state and federal bank regulatory agencies. Although the Company continues to actively monitor economic trends and regulatory developments, no assurance can be given that the Company will not, in any particular period, sustain losses that are significant relative to the ACL amount, or that subsequent evaluations of the loan portfolio applying management’s judgment about then current factors will not require significant changes in the ACL. Under such circumstances, additional credit loss expense could result. For additional information regarding the ACL, its relation to credit loss expense and risk related to asset quality, see Note 3 to the Consolidated Financial Statements in “Item 8. Financial Statements and Supplementary Data.” 44

Loans by Regulatory Classification

Supplemental information regarding identification of the Company's loan portfolio and credit quality based on regulatory classification is provided in the following tables. The regulatory classification of loans is based primarily on the type of collateral for the loans. There may be differences when compared to loan tables and loan amounts appearing elsewhere which reflect the Company's internal loan segments which are based on the purpose of the loan.

The following table summarizes the Company's loan portfolio by regulatory classification:

(Dollars in thousands)	December 31, 2024	December 31, 2023	$ Change	% Change
Custom and owner occupied construction	$ 242,844	$ 290,572	$ (47,728)	(16%)
Pre-sold and spec construction	191,926	236,596	(44,670)	(19%)
Total residential construction	434,770	527,168	(92,398)	(18%)
Land development	197,369	232,966	(35,597)	(15%)
Consumer land or lots	187,024	187,545	(521)	—%
Unimproved land	113,532	87,739	25,793	29%
Developed lots for operative builders	61,661	56,142	5,519	10%
Commercial lots	99,243	87,185	12,058	14%
Other construction	693,461	900,547	(207,086)	(23%)
Total land, lot, and other construction	1,352,290	1,552,124	(199,834)	(13%)
Owner occupied	3,197,138	3,035,768	161,370	5%
Non-owner occupied	4,053,996	3,742,916	311,080	8%
Total commercial real estate	7,251,134	6,778,684	472,450	7%
Commercial and industrial	1,395,997	1,363,479	32,518	2%
Agriculture	1,024,520	772,458	252,062	33%
1st lien	2,481,918	2,127,989	353,929	17%
Junior lien	76,303	47,230	29,073	62%
Total 1-4 family	2,558,221	2,175,219	383,002	18%
Multifamily residential	895,242	796,538	98,704	12%
Home equity lines of credit	1,005,783	979,891	25,892	3%
Other consumer	209,457	229,154	(19,697)	(9%)
Total consumer	1,215,240	1,209,045	6,195	1%
States and political subdivisions	983,601	834,947	148,654	18%
Other	183,894	204,111	(20,217)	(10%)
Total loans receivable, including loans held for sale	17,294,909	16,213,773	1,081,136	7%
Less loans held for sale [1]	(33,060)	(15,691)	(17,369)	111%
Total loans receivable	$ 17,261,849	$ 16,198,082	$ 1,063,767	7%

[1] Loans held for sale are primarily 1st lien 1-4 family loans.

45

The following table summarizes the Company's non-performing assets by regulatory classification:

(Dollars in thousands)	Non-performing Assets, by Loan Type		Non-Accrual Loans	Accruing Loans 90 Days or More Past Due	OREO
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2024
Custom and owner occupied construction	$ 198	214	198	—	—
Pre-sold and spec construction	2,132	763	813	1,319	—
Total residential construction	2,330	977	1,011	1,319	—
Land development	966	35	966	—	—
Consumer land or lots	78	96	78	—	—
Developed lots for operative builders	531	608	—	531	—
Commercial lots	47	47	—	47	—
Total land, lot and other construction	1,622	786	1,044	578	—
Owner occupied	2,979	1,838	1,545	1,002	432
Non-owner occupied	2,235	11,016	1,582	—	653
Total commercial real estate	5,214	12,854	3,127	1,002	1,085
Commercial and industrial	2,069	1,971	1,420	641	8
Agriculture	2,335	2,558	2,122	213	—
1st lien	9,053	2,664	7,457	1,596	—
Junior lien	315	180	303	12	—
Total 1-4 family	9,368	2,844	7,760	1,608	—
Multifamily residential	389	395	389	—	—
Home equity lines of credit	3,465	2,043	2,826	639	—
Other consumer	955	1,187	746	138	71
Total consumer	4,420	3,230	3,572	777	71
Other	39	16	—	39	—
Total	$ 27,786	25,631	20,445	6,177	1,164

46

The following table summarizes the Company’s accruing loans 30-89 days past due by regulatory classification: Accruing 30-89 Days Delinquent Loans, by Loan Type (Dollars in thousands) December 31, 2024 December 31, 2023 $ Change % Change Custom and owner occupied construction $ 969 $ 2,549 $ (1,580) (62%) Pre-sold and spec construction 564 1,219 (655) (54%) Total residential construction 1,533 3,768 (2,235) (59%) Land development 1,450 163 1,287 790% Consumer land or lots 402 624 (222) (36%) Unimproved land 36 — 36 n/m Developed lots for operative builders 214 — 214 n/m Commercial lots — 2,159 (2,159) (100%) Total land, lot and other construction 2,102 2,946 (844) (29%) Owner occupied 2,867 2,222 645 29% Non-owner occupied 5,037 14,471 (9,434) (65%) Total commercial real estate 7,904 16,693 (8,789) (53%) Commercial and industrial 6,194 12,905 (6,711) (52%) Agriculture 744 594 150 25% 1st lien 6,326 3,768 2,558 68% Junior lien 214 1 213 21,300% Total 1-4 family 6,540 3,769 2,771 74% Home equity lines of credit 3,731 4,518 (787) (17%) Other consumer 1,775 3,264 (1,489) (46%) Total consumer 5,506 7,782 (2,276) (29%) Other 1,705 1,510 195 13% Total $ 32,228 $ 49,967 $ (17,739) (36%) _________________ n/m - not measurable 47

The following table summarizes the Company’s charge-offs and recoveries by regulatory classification: Net Charge-Offs (Recoveries), Years ended, By Loan Type Charge-Offs Recoveries (Dollars in thousands) December 31, 2024 December 31, 2023 December 31, 2024 December 31, 2024 Pre-sold and spec construction $ (4) (15) — 4 Land development 1,095 (135) 1,128 33 Consumer land or lots (22) (19) — 22 Unimproved land 1,338 — 1,338 — Commercial lots 319 — 319 — Other construction — 889 — — Total land, lot and other construction 2,730 735 2,785 55 Owner occupied (73) (59) — 73 Non-owner occupied 2 799 7 5 Total commercial real estate (71) 740 7 78 Commercial and industrial 1,422 364 2,084 662 Agriculture 64 — 68 4 1st lien 32 66 71 39 Junior lien (65) 24 10 75 Total 1-4 family (33) 90 81 114 Multifamily residential — (136) — — Home equity lines of credit 69 (6) 140 71 Other consumer 1,078 1,097 1,494 416 Total consumer 1,147 1,091 1,634 487 Other 8,643 7,447 11,967 3,324 Total $ 13,898 10,316 18,626 4,728 48

Sources of Funds The Company’s deposits have traditionally been the principal source of funds for use in lending and other business purposes. The Company also obtains funds from repayment of loans and debt securities, securities sold under agreements to repurchase (“repurchase agreements”), wholesale deposits, advances from FHLB, Federal Reserve facilities, and other borrowings. Loan repayments are a relatively stable source of funds, while interest bearing deposit inflows and outflows are significantly influenced by general interest rate levels and market conditions. Borrowings and advances may be used on a short-term basis to compensate for reductions in normal sources of funds such as deposit inflows at less than projected levels. Borrowings also may be used on a long-term basis to support expanded activities, match maturities of longer-term assets or manage interest rate risk. Deposits The Company has several deposit programs designed to attract both short-term and long-term deposits from the general public by providing a wide selection of accounts and rates. These programs include non-interest bearing deposit accounts and interest bearing deposit accounts such as NOW, DDA, savings, money market deposits, fixed rate certificates of deposit with maturities ranging from three months to five years, negotiated-rate jumbo certificates, and individual retirement accounts. These deposits are obtained primarily from individual and business residents in the Bank’s geographic market areas. Wholesale deposits are obtained through various programs and include brokered deposits classified as NOW, DDA, money market deposits and certificate accounts. The Company’s deposits are summarized below: December 31, 2024 December 31, 2023 (Dollars in thousands) Amount Percent Amount Percent Non-interest bearing deposits $ 6,136,709 30% $ 6,022,980 30% NOW and DDA accounts 5,543,512 27% 5,321,257 27% Savings accounts 2,845,124 14% 2,833,887 14% Money market deposit accounts 2,878,213 14% 2,831,624 14% Certificate accounts 3,139,821 15% 2,915,393 15% Wholesale deposits 3,615 —% 4,026 —% Total interest bearing deposits 14,410,285 70% 13,906,187 70% Total deposits $ 20,546,994 100% $ 19,929,167 100% Total estimated uninsured deposits were $6.544 billion and $6.081 billion at December 31, 2024 and December 31, 2023, respectively. The following table summarizes the estimated amounts outstanding at December 31, 2024 for uninsured time deposits according to the time remaining to maturity. (Dollars in thousands) Certificates of Deposit Within three months $ 694,754 Three months to six months 247,273 Seven months to twelve months 123,487 Over twelve months 23,649 Total $ 1,089,163 For additional information on deposits, see Note 8 to the Consolidated Financial Statements in “Item 8. Financial Statements and Supplementary Data.” 49

Borrowings The Company borrows money through repurchase agreements. This process involves the selling of one or more of the securities in the Company’s investment portfolio and simultaneously entering into an agreement to repurchase the same securities at an agreed upon later date, typically overnight. A rate of interest is paid for the agreed period of time. The Bank enters into repurchase agreements with local municipalities, and certain customers, and has adopted procedures designed to ensure proper transfer of title and safekeeping of the underlying securities. In addition to retail repurchase agreements, the Company periodically enters into wholesale repurchase agreements as additional funding sources. The Company has not entered into reverse repurchase agreements. The Bank is a member of the FHLB of Des Moines, which is one of eleven banks that comprise the FHLB system. The Bank is required to maintain a certain level of activity-based stock in order to borrow or to engage in other transactions with the FHLB of Des Moines. Additionally, the Bank is subject to a membership capital stock requirement that is based upon an annual calculation tied to the total assets of the Bank. The borrowings are collateralized by eligible categories of loans and debt securities (principally, securities which are obligations of, or guaranteed by, the U.S. government and its agencies), provided certain standards related to credit-worthiness have been met. Advances are made pursuant to several different credit programs, each of which has its own interest rates and range of maturities. The Bank’s maximum amount of FHLB advances is limited to the lesser of a fixed percentage of the Bank’s total assets or the discounted value of eligible collateral. FHLB advances fluctuate to meet seasonal and other withdrawals of deposits and to expand lending or investment opportunities of the Company. During the first quarter of 2023, the Federal Reserve Bank (“FRB”) offered a new Bank Term Funding Program (“BTFP”) for eligible depository institutions. The BTFP offered loans of up to one year in length to institutions pledging collateral eligible for purchase by the FRB in open market operations such as U.S. Treasuries, U.S. Agency securities, and U.S. agency mortgage-backed securities. These assets were valued at par value. During 2023 the Company borrowed $2.740 billion from the BTFP which enabled the Company to pay off higher rate FHLB advances and support its liquidity position at that time. In the first quarter of 2024, the Company paid off all of the BTFP borrowings through a combination of the FHLB borrowings, cash, and additional sources of liquidity. Additionally, the Company has other sources of secured and unsecured borrowing lines from various sources that may be used from time to time. For additional information concerning the Company’s borrowings, see Note 9 to the Consolidated Financial Statements in “Item 8. Financial Statements and Supplementary Data.” Short-term borrowings A critical component of the Company’s liquidity and capital resources is access to short-term borrowings to fund its operations. Short-term borrowings are accompanied by increased risks managed by the Bank’s Asset Liability Committee (“ALCO”) such as rate increases or unfavorable changes in terms which would make it more costly to obtain future short-term borrowings. The Company’s short-term borrowing sources include FHLB advances, federal funds purchased and retail and wholesale repurchase agreements. The Company also has access to the short-term discount window borrowing programs (i.e., primary credit) of the FRB as well as a line of credit with a large national banking institution. FHLB advances and certain other short-term borrowings may be renewed as long-term borrowings to decrease certain risks such as liquidity or interest rate risk; however, the reduction in risks are weighed against the increased cost of funds and other risks. Subordinated Debentures In addition to funds obtained in the ordinary course of business, the Company formed or acquired financing subsidiaries for the purpose of issuing or holding trust preferred securities that entitle the investor to receive cumulative cash distributions thereon. Subordinated debentures were issued in conjunction with the trust preferred securities and the terms of the subordinated debentures and trust preferred securities are the same. For regulatory capital purposes, the trust preferred securities are included in Tier 2 capital at December 31, 2024. The subordinated debentures outstanding as of December 31, 2024 were $133 million, including fair value adjustments from acquisitions. For additional information regarding the subordinated debentures, see Note 10 to the Consolidated Financial Statements in “Item 8. Financial Statements and Supplementary Data.” 50

Liquidity Risk

In the normal course of business, the Company has commitments that require significant cash availability for customer deposits outflows, repurchase agreements, borrowed funds, lease obligations, off-balance sheet obligations, operating expenses and other contractual obligations. The source of funding for such requirements includes loan repayments, customer deposit inflows, borrowings, revenue from operations, and capital resources. Liquidity risk is the possibility that the Company will not be able to fund present and future obligations as they come due because of an inability to liquidate assets or obtain adequate funding at a reasonable cost.

The objective of liquidity management is to maintain cash flows adequate to meet current and future needs for credit demand, deposit withdrawals, maturing liabilities and corporate operating expenses. Effective liquidity management entails three elements:

1. assessing on an ongoing basis, the current and expected future needs for funds, and ensuring that sufficient funds or access to funds exist to meet those needs at the appropriate time;
2. providing for an adequate cushion of liquidity to meet unanticipated cash flow needs that may arise from potential adverse circumstances ranging from high probability/low severity events to low probability/high severity; and
3. balancing the benefits between providing for adequate liquidity to mitigate potential adverse events and the cost of that liquidity.

The Company has a wide range of versatility in managing the liquidity and asset/liability mix. The Bank's ALCO meets regularly to assess liquidity risk, among other matters. The Company monitors liquidity and contingency funding alternatives through management reports of liquid assets (e.g., debt securities), both unencumbered and pledged, as well as borrowing capacity, both secured and unsecured, including off-balance sheet funding sources. During 2024, the amount of unencumbered securities increased primarily as a result of pledging securities to collateralize borrowings from 2023 that were released in 2024. The Company evaluates its potential funding needs across alternative scenarios and maintains contingency funding plans consistent with the Company's access to diversified sources of contingent funding.

The following table identifies certain liquidity sources and capacity available to the Company as of the dates indicated:

(Dollars in thousands)		December 31, 2024	December 31, 2023
FHLB advances			
Borrowing capacity	$	4,355,976	4,444,588
Amount utilized		(1,800,000)	—
Letters of credit and other pledged collateral		(6,165)	(2,327)
Amount available	$	2,549,811	4,442,261
FRB discount window			
Borrowing capacity	$	1,860,932	1,916,312
Amount utilized		—	—
Amount available	$	1,860,932	1,916,312
FRB Bank Term Funding Program			
Borrowing capacity	$	—	2,853,209
Amount utilized		—	(2,740,000)
Amount available	$	—	113,209
Unsecured lines of credit available	$	525,000	565,000
Unencumbered debt securities			
U.S. government and federal agency	$	608,979	473,084
U.S. government sponsored enterprises		301,990	—
State and local governments		907,832	998,923
Corporate bonds		14,503	26,253
Residential mortgage-backed securities		615,310	127,328
Commercial mortgage-backed securities		837,169	183,048
Total unencumbered debt securities [1]	$	3,285,783	1,808,636

[1] Total unencumbered debt securities at December 31, 2024, included $1.6 billion classified as AFS and $1.6 billion classified as HTM. Total unencumbered debt securities at December 31, 2023, included $441.5 million classified as AFS, and $1.4 billion classified as HTM.

51

Contractual Obligations and Off-Balance Sheet Arrangements In the normal course of business, there may be various outstanding commitments to obtain funding and to extend credit, such as letters of credit and unfunded loan commitments, which are not reflected in the accompanying condensed consolidated financial statements. The Company assessed the off-balance sheet credit exposures as of December 31, 2024 and determined its ACL of $20.4 million was adequate to absorb the estimated credit losses. Such ACL is included in other liabilities. For additional information regarding the Company’s ACL, see “Allowance for Credit Losses - Loans Receivable” above. Off-balance sheet arrangements also include any obligation related to a variable interest held in an unconsolidated entity. The Company does not anticipate any material losses as a result of these transactions. For additional information regarding the Company’s interests in unconsolidated VIEs, see Note 7 to the Consolidated Financial Statements in “Item 8. Financial Statements and Supplementary Data.” Capital Resources Maintaining capital strength continues to be a long-term objective of the Company. High levels of capital are necessary to sustain growth, provide protection against unanticipated declines in asset values, and to safeguard the funds of depositors. Capital is also a source of funds for loan demand and enables the Company to effectively manage its assets and liabilities. The Company has the capacity to issue 234,000,000 shares of common stock of which 113,401,955 have been issued as of December 31, 2024. The Company also has the capacity to issue 1,000,000 shares of preferred stock of which none have been issued as of December 31, 2024. Conversely, the Company may in the future decide to utilize a portion of its strong capital position, as it has done in the past, to repurchase shares of its outstanding common stock, depending on market price and other relevant considerations. The Federal Reserve has adopted capital adequacy guidelines that are used to assess the adequacy of capital in supervising a bank holding company. The federal banking agencies issued final rules (“Final Rules”) that established a comprehensive regulatory capital framework based on the recommendation of the Basel Committee on Banking Supervision and certain requirements of the Dodd- Frank Wall Street Reform and Consumer Protection Act. The Final Rules require the Company to hold a 2.5 percent capital conservation buffer designed to absorb losses during periods of economic stress. As of December 31, 2024, management believes the Company and Bank meet all capital adequacy requirements to which they are subject and there are no conditions or events subsequent to this date that management believes have changed the Company’s or Bank’s risk-based capital category. The following table illustrates the Bank’s regulatory capital ratios and the Federal Reserve’s capital adequacy guidelines as of December 31, 2024: Total Capital (To Risk- Weighted Assets) Tier 1 Capital (To Risk- Weighted Assets) Common Equity Tier 1 (To Risk- Weighted Assets) Leverage Ratio/ Tier 1 Capital (To Average Assets) Glacier Bank actual regulatory ratios 13.59% 12.46% 12.46% 8.77% Minimum capital requirements 8.00% 6.00% 4.50% 4.00% Minimum capital requirements plus capital conservation buffer 10.50% 8.50% 7.00% N/A Well capitalized requirements 10.00% 8.00% 6.50% 5.00% On January 1, 2020, the Company adopted the current expected credit losses (“CECL”) accounting standard that requires management’s estimate of credit losses over the expected contractual lives of the Company's relevant financial assets. On March 27, 2020, federal banking regulators issued an interim final rule to delay for two years the initial adoption impact of CECL on regulatory capital, followed by a three-year transition period to phase out the aggregate amount of the capital benefit provided during 2020 and 2021 (i.e., a five-year transition period). The Company has elected to utilize the five-year transition period. During the two-year delay, the Company added back to Common Tier 1 capital 100 percent of the initial adoption impact of CECL plus 25 percent of the cumulative quarterly changes in ACL (i.e., quarterly transitional amounts). Starting on January 1, 2022, the quarterly transitional amounts along with the initial adoption impact of CECL were phased out of Common Tier 1 capital evenly over the three-year period ending at the end of 2024. For additional information regarding regulatory capital, see Note 12 to the Consolidated Financial Statements in “Item 8. Financial Statements and Supplementary Data.” 52

Federal and State Income Taxes
The Company files a consolidated federal income tax return using the accrual method of accounting. All required tax returns have been timely filed. Financial institutions are subject to the provisions of the Internal Revenue Code of 1986, as amended, in the same general manner as other corporations. The federal statutory corporate income tax rate is 21 percent.

Within the Company's geographic footprint under Montana, Idaho, Utah, Colorado and Arizona law, financial institutions are subject to a corporation income tax, which incorporates or is substantially similar to applicable provisions of the Internal Revenue Code. The corporation income tax is imposed on federal taxable income, subject to certain adjustments. State taxes are incurred at the rate of 6.75 percent in Montana, 5.70 percent in Idaho, 4.55 percent in Utah, 4.25 percent in Colorado and 4.90 percent in Arizona. Washington, Wyoming and Nevada do not impose a corporate income tax. The Company is also required to file in states other than the eight states in which it has properties.

Income tax expense for the years ended December 31, 2024 and 2023 was $36.2 million and $44.7 million, respectively. The Company's effective income tax rate for the years ended December 31, 2024 and 2023 was 16.0 percent and 16.7 percent, respectively. The current and prior year's low effective income tax rates were due to income from tax-exempt debt securities, municipal loans and leases and benefits from federal income tax credits. Income from tax-exempt debt securities, loans and leases was $84.2 million and $80.2 million for the years ended December 31, 2024 and 2023, respectively. Benefits from Low-Income Housing Tax Credits ("LIHTC") federal income tax credits were $25.4 million and $19.9 million for the years ended December 31, 2024 and 2023, respectively.

The Company has equity investments in Certified Development Entities ("CDE") which have received allocations of New Markets Tax Credits ("NMTC"). Administered by the Community Development Financial Institutions Fund ("CDFI Fund") of the U.S. Department of the Treasury, the NMTC program is aimed at stimulating economic and community development and job creation in low-income communities. The federal income tax credits received are claimed over a seven-year credit allowance period. The Company also has equity investments in LIHTC's which are indirect federal subsidies used to finance the development of affordable rental housing for low-income households. The federal income tax credits are claimed over a ten-year credit allowance period. The Company has investments of $11.8 million in Qualified School Construction bonds whereby the Company receives quarterly federal income tax credits in lieu of taxable interest income. The federal income tax credits on these debt securities are subject to federal and state income tax. The Company has investments in historic tax credits that are claimed over a five-year credit allowance period.

Following is a list of expected federal income tax credits to be received in the years indicated.

(Dollars in thousands)	New Markets Tax Credits	Low-Income Housing Tax Credits	Debt Securities Tax Credits	Historic Tax Credits	Total
2025	$ 5,797	26,766	452	564	33,579
2026	5,192	28,680	220	564	34,656
2027	5,370	27,058	43	564	33,035
2028	3,354	24,696	43	—	28,093
2029	1,758	23,322	43	—	25,123
Thereafter	1,068	82,422	106	—	83,596
	$ 22,539	212,944	907	1,692	238,082

For additional information on income taxes, see Note 16 to the Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data".

Average Balance Sheet
The following schedule provides 1) the total dollar amount of interest and dividend income of the Company for earning assets and the average yields; 2) the total dollar amount of interest expense on interest bearing liabilities and the average rates; 3) net interest and dividend income and interest rate spread; and 4) net interest margin (tax-equivalent).

53

	Years ended								
	December 31, 2024			December 31, 2023			December 31, 2022		
(Dollars in thousands)	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate
Assets									
Residential real estate loans	$ 1,820,057	$ 89,596	4.92%	$ 1,603,600	$ 71,328	4.45%	$ 1,284,029	$ 57,243	4.46%
Commercial loans [1]	13,818,805	772,496	5.59%	12,982,708	675,549	5.20%	11,902,971	555,244	4.66%
Consumer and other loans	1,305,716	89,160	6.83%	1,247,114	74,734	5.99%	1,131,000	54,393	4.81%
Total loans [2]	16,944,578	951,252	5.61%	15,833,422	821,611	5.19%	14,318,000	666,880	4.66%
Tax-exempt investment securities [3]	1,675,732	59,479	3.55%	1,740,746	59,716	3.43%	1,916,731	70,438	3.67%
Taxable investment securities [4,5]	7,400,887	145,128	1.96%	8,297,203	152,003	1.83%	8,546,792	113,952	1.33%
Total earning assets	26,021,197	1,155,859	4.44%	25,871,371	1,033,330	3.99%	24,781,523	851,270	3.44%
Goodwill and intangibles	1,079,404			1,022,052			1,032,263		
Non-earning assets	773,322			504,698			603,401		
Total assets	$27,873,923			$27,398,121			$26,417,187		
Liabilities									
Non-interest bearing deposits	$ 6,144,268	$ —	—%	$ 6,642,339	$ —	—%	$ 8,005,821	$ —	—%
NOW and DDA accounts	5,326,296	63,635	1.19%	5,167,117	37,357	0.72%	5,387,277	3,439	0.06%
Savings accounts	2,866,908	22,684	0.79%	2,908,584	9,918	0.34%	3,270,799	1,191	0.04%
Money market deposit accounts	2,904,461	58,140	2.00%	3,166,914	42,254	1.33%	3,926,737	6,401	0.16%
Certificate accounts	3,106,755	128,081	4.12%	1,949,206	64,176	3.29%	955,829	3,249	0.34%
Total core deposits	20,348,688	272,540	1.34%	19,834,160	153,705	0.77%	21,546,463	14,280	0.07%
Short-term borrowings									
Wholesale deposits [6]	3,615	194	5.36%	173,231	8,721	5.03%	11,862	246	2.07%
Repurchase agreements	1,676,040	55,723	3.32%	1,301,223	36,414	2.80%	920,955	3,200	0.35%
FHLB advances	1,147,456	56,297	4.83%	551,986	26,910	4.81%	584,562	17,317	2.92%
FRB Bank Term Funding	617,377	27,097	4.39%	2,133,658	93,388	4.38%	—	—	—%
Total short-term borrowings	3,444,488	139,311	3.98%	4,160,098	165,433	3.92%	1,517,379	20,763	1.35%
Long-term borrowings									
FHLB advances	351,038	16,323	4.57%	—	—	—%	—	—	—%
Subordinated debentures and other borrowed funds	219,839	7,044	3.20%	209,567	6,835	3.26%	196,139	6,218	3.17%
Total interest bearing liabilities	24,364,053	435,218	1.79%	24,203,825	325,973	1.35%	23,259,981	41,261	0.18%
Other liabilities	351,825			275,359			249,832		
Total liabilities	24,715,878			24,479,184			23,509,813		
Stockholders' Equity									
Common stock	1,132			1,109			1,107		
Paid-in capital	2,437,641			2,346,575			2,340,952		
Retained earnings	1,064,090			1,021,469			897,587		
Accumulated other comprehensive loss	(344,818)			(450,216)			(332,272)		
Total stockholders' equity	3,158,045			2,918,937			2,907,374		
Total liabilities and stockholders' equity	$27,873,923			$27,398,121			$26,417,187		
Net interest income (tax-equivalent)		$ 720,641			$ 707,357			$ 810,009	
Net interest spread (tax-equivalent)			2.65%			2.64%			3.26%
Net interest margin (tax-equivalent)			2.77%			2.73%			3.70%

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Average Balance Sheet - continued

[1] Includes tax effect of $6.5 million, $5.9 million and $6.3 million on tax-exempt municipal loan and lease income for the years ended December 31, 2024, 2023 and 2022, respectively.

[2] Total loans are gross of the allowance for credit losses, net of unearned income and include loans held for sale. Non-accrual loans were included in the average volume for the entire period.

[3] Includes tax effect of $8.6 million, $8.9 million and $14.5 million on tax-exempt debt securities income for the years ended December 31, 2024, 2023 and 2022, respectively.

[4] Includes tax effect of $832 thousand, $859 thousand and $0.9 million on federal income tax credits for the years ended December 31, 2024, 2023 and 2022, respectively.

[5] Includes interest income of $31.2 million, $42.2 million and $1,523 thousand on average interest-bearing cash balances of $594.8 million, $791.5 million and $120.3 million for the years ended December 31, 2024, 2023 and 2022, respectively.

[6] Wholesale deposits include brokered deposits classified as NOW, DDA, money market deposit and certificate accounts with contractual maturities.

Rate/Volume Analysis

Net interest income can be evaluated from the perspective of relative dollars of change in each period. Interest income and interest expense, which are the components of net interest income, are shown in the following table on the basis of the amount of any increases (or decreases) attributable to changes in the dollar levels of the Company's interest earning assets and interest bearing liabilities ("volume") and the yields earned and paid on such assets and liabilities ("rate"). The change in interest income and interest expense attributable to changes in both volume and rates has been allocated proportionately to the change due to volume and the change due to rate.

	Year ended December 31, 2024 vs. 2023 Increase (Decrease) Due to:			Year ended December 31, 2023 vs. 2022 Increase (Decrease) Due to:		
(Dollars in thousands)	Volume	Rate	Net	Volume	Rate	Net
Interest income						
Residential real estate loans	$ 9,628	8,640	18,268	14,247	(162)	14,085
Commercial loans (tax-equivalent)	45,476	51,472	96,948	50,367	69,939	120,306
Consumer and other loans	3,726	10,700	14,426	5,584	14,757	20,341
Investment securities (tax-equivalent)	(20,277)	13,165	(7,112)	(7,500)	34,828	27,328
Total interest income	38,553	83,977	122,530	62,698	119,362	182,060
Interest expense						
NOW and DDA accounts	1,256	25,022	26,278	(141)	34,059	33,918
Savings accounts	(115)	12,881	12,766	(132)	8,859	8,727
Money market deposit accounts	(3,396)	19,282	15,886	(1,238)	37,091	35,853
Certificate accounts	38,392	25,513	63,905	3,376	57,552	60,928
Wholesale deposits	(8,538)	11	(8,527)	3,344	5,130	8,474
Repurchase agreements	10,617	8,692	19,309	1,321	31,893	33,214
FHLB advances	46,343	(633)	45,710	(965)	10,558	9,593
FRB Bank Term Funding	(66,291)	—	(66,291)	93,388	—	93,388
Subordinated debentures and other borrowed funds	355	(146)	209	426	191	617
Total interest expense	18,623	90,622	109,245	99,379	185,333	284,712
Net interest income (tax-equivalent)	$ 19,930	(6,645)	13,285	(36,681)	(65,971)	(102,652)

Net interest income (tax-equivalent) increased $13.3 million for the year ended December 31, 2024 compared to prior year end. The increase in interest income was primarily attributable to an increase in interest rates with additional benefit from the increase in the loan portfolio, which more than outpaced the increase in interest expense which was primarily driven by an increase in interest rates.

Net interest income (tax-equivalent) decreased $102.7 million for the year ended December 31, 2023 compared to the prior year end. The historic increase in interest rates during the prior year was the reason for the increase in interest expense which outpaced the increase in interest income.

55

Cyber Risk A failure in or breach of the Company’s operational or security systems, or those of the Company’s third-party service providers, including as a result of cyber-attacks, could disrupt business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase costs and cause losses. The Company employs detection and response mechanisms designed to contain and mitigate these risks. The Company maintains a robust information security program that is regularly reviewed, tested, and updated. This includes vulnerability and patch management programs, incident response planning, security monitoring, employee training, and security awareness testing. The Board's Risk Oversight Committee is responsible for monitoring the Company’s cyber risk management profile and related programs. The Board is responsible for approval of related policies. See “Item 1A. Risk Factors” and “Item 1C. Cybersecurity” for additional information regarding our cybersecurity program and the risks we face from cybersecurity threats. Critical Accounting Policies The preparation of consolidated financial statements in conformity with GAAP often requires management to use significant judgments as well as subjective and/or complex measurements in making estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. The Company considers its accounting policies for the ACL, goodwill and fair value measurements to be critical accounting policies. The application of these policies has a significant impact on the Company’s consolidated financial statements and financial results could differ significantly if different judgments or estimates were applied. The following describes why the estimates are subject to uncertainty, the estimated change in the reported periods, and the sensitivity of the reported amounts to the methods, assumptions, and estimates underlying the calculation. Allowance for Credit Losses The allowance for credit losses for loans receivable represents management’s estimate of credit losses over the expected contractual life of the loan portfolio. Determining the adequacy of the allowance is complex and requires a high degree of judgment by management about the effect of matters that are inherently uncertain. Subsequent evaluations of the then-existing loan portfolio, in light of the factors then prevailing, may result in significant changes in the allowance in those future period which is why there is such a high degree of uncertainty. Such factors or assumptions include loan volumes, delinquency status, credit ratings, historical loss experiences, estimated prepayment speeds, weighted average lives and other conditions influencing loss expectations, such as reasonable and supportable forecasts of economic conditions. As a result of the significant size of the loan portfolio, the numerous assumptions in the model, and the high degree of potential change in such assumptions, there is a high degree of sensitivity to the reported amounts. For information regarding the ACL for loans receivable, its relation to the provision for credit losses and risk related to asset quality, and the estimated change during the reported periods, see the section captioned “Allowance for Credit Losses - Loans Receivable” included in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Notes 1 and 3 to the Consolidated Financial Statements in “Item 8. Financial Statements and Supplementary Data.” Goodwill The Company is required to assess goodwill for impairment on an annual basis, or more frequently if determined necessary. Goodwill of a reporting unit is tested for impairment if an event is more-likely-than-not to reduce the fair value of a reporting unit below its carrying amount. Changes in the economic environment, operations of the aggregated reporting units, or other factors could result in the decline in the fair value of the aggregated reporting units which could result in a goodwill impairment in the future. The estimate is considered to have a low amount of uncertainty unless there is an event that significantly lowers the fair value of a reporting unit estimate. Examples of events and circumstances include: significant change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, loss of key personnel, a more likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of, and the testing for recoverability of a significant asset group within a reporting unit. There were no changes to the Company’s assessment or reported amounts during 2024. For information on goodwill, see Notes 1 and 5 to the Consolidated Financial Statements in “Item 8. Financial Statements and Supplementary Data.” Fair Value Measurements Fair value measurement estimates are used for certain recorded and disclosed financial instruments on a recurring and non-recurring basis. Such estimates utilize a variety of assumptions which are subject to uncertainty. Certain fair value measurements have a higher degree of sensitivity of the reported amount to the methods, assumptions and estimates underlying the calculation. For information on fair value measurements and the estimated changes during the reporting periods, see Note 21 to the Consolidated Financial Statements in “Item 8. Financial Statements and Supplementary Data.” 56

Impact of Recently Issued Accounting Standards Authoritative accounting guidance that impacted the Company that became effective during 2024 or 2023 include amendments to: • FASB ASC Topic 326, Financial Instruments - Credit Losses Troubled Debt Restructurings and Vintage Disclosures • FASB ASC Topic 280, Segment Reporting • FASB ASC Topic 848, Reference Rate Reform • FASB ASC Topic 232, Investments Equity Method and Joint Ventures Authoritative accounting guidance that may possibly have a material impact on the Company that is pending adoption at December 31, 2024 includes amendments to: • FASB ASC Topic 740, Income Taxes For additional information on the topics and the impact on the Company see Note 1 to the Consolidated Financial Statements in “Item 8. Financial Statements and Supplementary Data.” Item 7A. Quantitative and Qualitative Disclosures about Market Risk The disclosures set forth in this item are qualified by the section captioned “Forward-Looking Statements” included in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates/prices such as interest rates, foreign currency exchange rates, commodity prices, and equity prices. The Company’s primary market risk exposure is interest rate risk. Interest Rate Risk Interest rate risk is the potential for loss of future earnings resulting from adverse changes in the level of interest rates. Interest rate risk results from many factors and could have a significant impact on the Company’s net interest income, which is the Company’s primary source of net income. Net interest income is affected by a myriad of variables, including changes in interest rates, the relationship between rates on interest bearing assets and liabilities, the impact of the interest fluctuations on asset prepayments and the mix of interest bearing assets and liabilities. Although interest rate risk is inherent in the banking industry, banks are expected to have sound risk management practices in place to measure, monitor and control interest rate exposures. The objective of interest rate risk management is to appropriately manage the risks associated with interest rate fluctuations. The process includes identification and management of the sensitivity of net interest income to changing interest rates. The ongoing monitoring and management of this risk is an important component of the Company’s asset/liability management process which is governed by policies established by the Company’s Board. The Board delegates responsibility for carrying out the asset/ liability management policies to ALCO. In this capacity, ALCO develops guidelines and strategies impacting the Company’s asset/ liability management-related activities which are focused on managing earnings, particularly net interest income, relative to acceptable levels of interest rate, liquidity and credit/capital risks. Accordingly, an important goal of the Company’s asset and liability management practices is to manage its existing and prospective levels of net interest income within an acceptable degree of interest rate risk based upon estimated market risk sensitivity, policy limits and overall market interest rate levels and trends. Net interest income simulation The Company uses a detailed and dynamic simulation model to quantify the estimated exposure of net interest income (“NII”) to sustained interest rate changes. While ALCO routinely monitors simulated NII sensitivity over rolling two-year and five-year horizons, it also utilizes additional tools to monitor potential longer-term interest rate risk. The simulation model captures the impact of changing interest rates on the interest income received and interest expense paid on all assets and liabilities reflected on the Company’s statements of financial condition. This sensitivity analysis is compared to ALCO policy limits which specify a maximum tolerance level for NII exposure over a one year and two year horizon, assuming no balance sheet growth. The ALCO policy rate scenarios include upward and downward shifts in interest rates for 100 bps, 200 bps, 300 bps, and 400 bps scenarios with instantaneous and parallel changes in current market yield curves. The ALCO policy also includes 200 bps and 400 bps rate scenarios with gradual parallel shifts in interest rates over 12-month and 24-month periods, respectively. Other non-parallel rate movement scenarios are also modeled to determine the potential impact on net interest income. The additional scenarios are adjusted as the economic environment changes and provide ALCO additional interest rate risk monitoring tools to evaluate current market conditions. 57

The following is indicative of the Company's overall NII sensitivity analysis as of December 31, 2024. The Company's NII sensitivity remained within policy limits at December 31, 2024.

	Estimated Sensitivity	
Rate Scenarios	One Year	Two Years
-400 bp Rate ramp	1.20%	1.42%
-200 bp Rate ramp	0.92%	(0.31%)
-200 bp Rate shock	(0.11%)	(2.99%)
-100 bp Rate shock	0.19%	(0.86%)
+100 bp Rate shock	2.48%	3.26%
+200 bp Rate shock	1.52%	3.15%
+200 bp Rate ramp	1.74%	2.76%
+400 bp Rate shock	1.75%	0.57%

The preceding sensitivity analysis does not represent a forecast and should not be relied upon as being indicative of expected operating results. Changes in the Company's core deposit base, updated deposit pricing assumptions, and other balance sheet changes have increased the degree of measured liability sensitivity. It is important to note that these hypothetical estimates are based upon numerous assumptions that are specific to our Company and thus may not be directly comparable to other institutions. These assumptions include: the nature and timing of interest rate levels including, but not limited to, yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits and reinvestment/replacement of asset and liability cash flows. While assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances as to the predictive nature of these assumptions including how customer preferences or competitor influences might change. Also, as market conditions vary from those assumed in the sensitivity analysis, actual results will also differ due to prepayment/refinancing levels likely deviating from those assumed, the varying impact of interest rate caps or floors on adjustable rate assets, the potential effect of changing debt service levels on customers with adjustable rate loans, depositor early withdrawals and product preference changes, and other internal and external variables. Furthermore, the sensitivity analysis does not reflect actions that ALCO might take in responding to or anticipating changes in interest rates.

Item 8. Financial Statements and Supplementary Data

58

Forvis Mazars, LLP is an independent member of Forvis Mazars Global Limited Report of Independent Registered Public Accounting Firm To the Shareholders, Board of Directors, and Audit Committee Glacier Bancorp, Inc. Kalispell, Montana Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated statements of financial condition of Glacier Bancorp, Inc. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2025, expressed an unqualified opinion thereon. Basis for Opinion These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. 59

To the Shareholders, Board of Directors, and Audit Committee Glacier Bancorp, Inc. Page 2 Critical Audit Matter The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that is communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate. The Company’s loan portfolio and the associated allowance for credit losses (ACL) were $17.3 billion and $206 million as of December 31, 2024, respectively. The provision for credit losses related to the loan portfolio was $27.2 million for the year ended December 31, 2024. As more fully described in Notes 1 and 3 to the Company’s consolidated financial statements, the ACL includes a quantitative portion where loans that share similar risk characteristics with other loans are segregated into loan segments. The model calculates an expected loss percentage for each loan segment by considering the non-discounted simple annual average historical loss rate of each loan segment, multiplying the loss rate by the amortized loan balance and incorporating that segment’s internally generated prepayment speed assumption and contractually scheduled remaining principal pay downs on a loan level basis. Those historical loss rates are adjusted over a reasonable economic forecast period based upon national economic forecasts. The Company will then revert from the economic forecast period back to the historical average loss rate on a straight-line basis. After that reversion period, the loans will experience their historical loss rates for the remainder of their contractual lives. The Company will also include qualitative adjustments to adjust the ACL on loan segments to the extent the current or future conditions are believed to vary from historical conditions across several qualitative factors. At December 31, 2024, the key qualitative factors included adjustments to the expected credit losses associated with risks in the current economic environment and economic uncertainly in forward looking forecasts. Auditing management’s ACL estimate involved a high degree of complexity in evaluating the expected loss forecasting model and subjectivity in evaluating management’s measurement of the economic forecast used during the reasonable and supportable period and subjectivity in evaluating key qualitative factors and the qualitative adjustment in total. How the Critical Audit Matter Was Addressed in the Audit Our audit procedures related to the expected loss forecasting model including management’s measurement of the economic forecast used during the reasonable and supportable period and the qualitative factors to the ACL included the following:  We tested the design and operating effectiveness of the Company’s controls over the key assumptions and data used to develop the expected loss forecasting model including management’s measurement of the economic forecast used during the reasonable and supportable period, and key qualitative adjustments to the ACL and the overall ACL amount.  We assessed the reasonableness of, and evaluated support for, key assumptions used in the model and key qualitative adjustments based on external market data and loan portfolio performance metrics.  We tested the completeness and accuracy and evaluated the relevance of the key data used as inputs to the model and qualitative adjustment estimation process by agreeing a sample of inputs to supporting information. 60

To the Shareholders, Board of Directors, and Audit Committee Glacier Bancorp, Inc. Page 3  We tested the mathematical accuracy of the ACL models used as well as the method for developing the qualitative adjustments.  We assessed the reasonableness of the overall ACL amount, including model estimates and qualitative factor adjustments and whether the recorded ACL appropriately reflects expected credit losses on the loan portfolio. We reviewed historical loss statistics and peer-bank information and considered whether they corroborate or contradict the Company’s measurement of the ACL. We have served as the Company’s auditor since 2005. Denver, Colorado February 25, 2025 61

Forvis Mazars, LLP is an independent member of Forvis Mazars Global Limited Report of Independent Registered Public Accounting Firm To the Shareholders, Board of Directors, and Audit Committee Glacier Bancorp, Inc. Kalispell, Montana Opinion on the Internal Control Over Financial Reporting We have audited Glacier Bancorp’s (the “Company”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, and our report dated February 25, 2025, expressed an unqualified opinion on those financial statements. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. 62

To the Shareholders, Board of Directors, and Audit Committee Glacier Bancorp, Inc. Page 2 Definitions and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Denver, Colorado February 25, 2025 63

GLACIER BANCORP, INC. CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (Dollars in thousands, except share and per share data) December 31, 2024 December 31, 2023 Assets Cash on hand and in banks $ 268,746 246,525 Interest bearing cash deposits 579,662 1,107,817 Cash and cash equivalents 848,408 1,354,342 Debt securities, available-for-sale 4,245,205 4,785,719 Debt securities, held-to-maturity 3,294,847 3,502,411 Total debt securities 7,540,052 8,288,130 Loans held for sale, at fair value 33,060 15,691 Loans receivable 17,261,849 16,198,082 Allowance for credit losses (206,041) (192,757) Loans receivable, net 17,055,808 16,005,325 Premises and equipment, net 468,220 421,791 Other real estate owned and foreclosed assets 1,164 1,503 Accrued interest receivable 99,262 94,526 Deferred tax asset, net 138,955 159,070 Intangibles, net 51,182 31,870 Goodwill 1,051,318 985,393 Non-marketable equity securities 99,669 12,755 Bank-owned life insurance 189,849 171,101 Other assets 326,040 201,132 Total assets $ 27,902,987 27,742,629 Liabilities Non-interest bearing deposits $ 6,136,709 6,022,980 Interest bearing deposits 14,410,285 13,906,187 Securities sold under agreements to repurchase 1,777,475 1,486,850 Federal Home Loan Bank advances 1,800,000 — FRB Bank Term Funding — 2,740,000 Other borrowed funds 83,341 81,695 Subordinated debentures 133,105 132,943 Accrued interest payable 33,626 125,907 Other liabilities 304,592 225,786 Total liabilities 24,679,133 24,722,348 Commitments and Contingent Liabilities — — Stockholders’ Equity Preferred shares, $0.01 par value per share, 1,000,000 shares authorized, none issued or outstanding — — Common stock, $0.01 par value per share, 234,000,000 shares authorized 1,134 1,109 Paid-in capital 2,448,758 2,350,104 Retained earnings - substantially restricted 1,083,258 1,043,181 Accumulated other comprehensive loss (309,296) (374,113) Total stockholders’ equity 3,223,854 3,020,281 Total liabilities and stockholders’ equity $ 27,902,987 27,742,629 Number of common stock shares issued and outstanding 113,401,955 110,888,942 See accompanying notes to consolidated financial statements. 64

GLACIER BANCORP, INC. CONSOLIDATED STATEMENTS OF OPERATIONS Years ended (Dollars in thousands, except share and per share data) December 31, 2024 December 31, 2023 December 31, 2022 Interest Income Investment securities $ 195,135 201,930 169,035 Residential real estate loans 89,596 71,328 57,243 Commercial loans 765,959 669,663 548,969 Consumer and other loans 89,160 74,734 54,393 Total interest income 1,139,850 1,017,655 829,640 Interest Expense Deposits 272,734 162,426 14,526 Securities sold under agreements to repurchase 55,723 36,414 3,200 Federal Home Loan Bank advances 72,620 26,910 17,317 FRB Bank Term Funding 27,097 93,388 — Other borrowed funds 1,297 1,056 1,329 Subordinated debentures 5,747 5,779 4,889 Total interest expense 435,218 325,973 41,261 Net Interest Income 704,632 691,682 788,379 Provision for credit losses 28,306 14,795 19,963 Net interest income after provision for credit losses 676,326 676,887 768,416 Non-Interest Income Service charges and other fees 78,894 75,157 72,124 Miscellaneous loan fees and charges 18,694 16,935 15,350 Gain on sale of loans 16,855 12,202 20,032 Gain on sale of securities 30 1,510 620 Other income 13,973 12,275 12,606 Total non-interest income 128,446 118,079 120,732 Non-Interest Expense Compensation and employee benefits 336,906 309,048 319,303 Occupancy and equipment 47,055 43,578 43,261 Advertising and promotions 16,132 15,430 14,324 Data processing 36,887 33,752 30,823 Other real estate owned and foreclosed assets 217 119 77 Regulatory assessments and insurance 24,194 28,712 12,904 Intangibles amortization 12,757 9,731 10,658 Other expenses 104,320 86,988 87,518 Total non-interest expense 578,468 527,358 518,868 Income Before Income Taxes 226,304 267,608 370,280 Federal and state income tax expense 36,160 44,681 67,078 Net Income $ 190,144 222,927 303,202 Basic earnings per share $ 1.68 2.01 2.74 Diluted earnings per share $ 1.68 2.01 2.74 Dividends declared per share $ 1.32 1.32 1.32 Average outstanding shares - basic 113,170,157 110,864,501 110,757,473 Average outstanding shares - diluted 113,243,427 110,890,447 110,827,933 See accompanying notes to consolidated financial statements. 65

GLACIER BANCORP, INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) Years ended (Dollars in thousands) December 31, 2024 December 31, 2023 December 31, 2022 Net Income $ 190,144 222,927 303,202 Other Comprehensive Income (Loss), Net of Tax Available-For-Sale and Transferred Securities: Unrealized gains (losses) on available-for-sale securities 86,485 125,231 (672,570) Reclassification adjustment for (losses) gains included in net income (56) 31 (1,336) Reclassification adjustment for securities transferred from available-for- sale to held-to-maturity 4,754 5,612 2,990 Tax effect (23,291) (34,264) 169,540 Net of tax amount 67,892 96,610 (501,376) Cash Flow Hedge: Unrealized gains on derivatives used for cash flow hedges 777 2,006 7,809 Reclassification adjustment for losses included in net income (4,879) (4,605) (817) Tax effect 1,027 668 (1,767) Net of tax amount (3,075) (1,931) 5,225 Total other comprehensive income (loss), net of tax 64,817 94,679 (496,151) Total Comprehensive Income (Loss) $ 254,961 317,606 (192,949) See accompanying notes to consolidated financial statements. 66

GLACIER BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2024, 2023 and 2022

(Dollars in thousands, except share and per share data)	Common Stock Shares	Common Stock Amount	Paid-in Capital	Retained Earnings-Substantially Restricted	Accumulated Other Comprehensive (Loss) Income	Total
Balance at January 1, 2022	110,687,533	$ 1,107	2,338,814	810,342	27,359	3,177,622
Net income	—	—	—	303,202	—	303,202
Other comprehensive loss	—	—	—	—	(496,151)	(496,151)
Cash dividends declared ($1.32 per share)	—	—	—	(146,560)	—	(146,560)
Stock issuances under stock incentive plans	90,247	1	(1)	—	—	—
Stock-based compensation and related taxes	—	—	5,192	—	—	5,192
Balance at December 31, 2022	110,777,780	$ 1,108	2,344,005	966,984	(468,792)	2,843,305
Net income	—	—	—	222,927	—	222,927
Other comprehensive income	—	—	—	—	94,679	94,679
Cash dividends declared ($1.32 per share)	—	—	—	(146,730)	—	(146,730)
Stock issuances under stock incentive plans	111,162	1	(1)	—	—	—
Stock-based compensation and related taxes	—	—	6,100	—	—	6,100
Balance at December 31, 2023	110,888,942	$ 1,109	2,350,104	1,043,181	(374,113)	3,020,281
Net income	—	—	—	190,144	—	190,144
Other comprehensive income	—	—	—	—	64,817	64,817
Cash dividends declared ($1.32 per share)	—	—	—	(150,067)	—	(150,067)
Stock issued in connection with acquisitions	2,389,684	24	92,361	—	—	92,385
Stock issuances under stock incentive plans	123,329	1	(1)	—	—	—
Stock-based compensation and related taxes	—	—	6,294	—	—	6,294
Balance at December 31, 2024	113,401,955	$ 1,134	2,448,758	1,083,258	(309,296)	3,223,854

See accompanying notes to consolidated financial statements

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GLACIER BANCORP, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended (Dollars in thousands) December 31, 2024 December 31, 2023 December 31, 2022 Operating Activities Net income $ 190,144 222,927 303,202 Adjustments to reconcile net income to net cash provided by operating activities: Provision for credit losses 28,306 14,795 19,963 Net amortization of debt securities 13,153 15,506 29,587 Net amortization of purchase accounting adjustments and deferred loan fees and costs (5,983) (5,347) 2,789 Origination of loans held for sale (665,181) (435,649) (743,212) Proceeds from loans held for sale 738,134 549,778 844,940 Gain on sale of loans (16,855) (12,202) (20,032) Gain on sale of securities (30) (1,510) (620) Bank-owned life insurance income, net (4,476) (3,849) (3,579) Stock-based compensation, net of tax benefits 5,694 5,929 5,366 Depreciation and amortization of premises and equipment 28,907 27,412 25,830 (Gain) loss on dispositions of premises and equipment (5,100) 160 (3,047) Gain on sale and write-downs of other real estate owned, net (1,124) (321) (121) Deferred tax expense 2,608 507 2,177 Amortization of core deposit and other intangibles 12,757 9,731 10,658 Amortization of investments in variable interest entities 24,054 20,515 16,640 Net decrease (increase) in accrued interest receivable 877 (10,989) (6,865) Net decrease (increase) in other assets 8,856 (9,961) (22,760) Net (decrease) increase in accrued interest payable (93,693) 121,576 1,922 Net (decrease) increase in other liabilities (3,011) (8,293) 7,822 Net cash provided by operating activities 258,037 500,715 470,660 Investing Activities Sales of debt securities, available-for-sale 237,502 29,972 326,302 Maturities, prepayments and calls of available-for-sale debt securities 609,118 621,878 1,101,420 Purchases of available-for-sale debt securities (50,148) — (471,581) Maturities, prepayments and calls of held-to-maturity debt securities 204,645 209,909 211,700 Purchases of held-to-maturity debt securities — — (523,060) Termination of interest rate swaps (19,825) — — Principal collected on loans 4,007,266 2,946,294 5,432,753 Loan originations (4,438,907) (4,013,701) (7,296,411) Proceeds from sale of premises and equipment 14,375 251 10,525 Net additions to premises and equipment (48,277) (49,534) (33,763) Proceeds from sale of other real estate owned 2,337 391 1,014 Proceeds from redemption of non-marketable equity securities 149,873 630,584 366,467 Purchases of non-marketable equity securities (233,288) (559,601) (438,398) Proceeds from bank-owned life insurance 417 1,787 2,217 Investments in variable interest entities (49,631) (25,722) (40,967) Net cash received from acquisitions 107,684 — — Net cash provided by (used in) investing activities 493,141 (207,492) (1,351,782) See accompanying notes to consolidated financial statements. 68

GLACIER BANCORP, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued) Years ended (Dollars in thousands) December 31, 2024 December 31, 2023 December 31, 2022 Financing Activities Net decrease in deposits $ (394,570) (676,652) (729,707) Net increase (decrease) in securities sold under agreements to repurchase 286,320 540,934 (74,878) Net (decrease) increase in short-term Federal Home Loan Bank advances (58,500) (1,800,000) 1,800,000 Proceeds from short-term FRB Bank Term Funding — 2,740,000 — Repayments of short-term FRB Bank Term Funding (2,740,000) — — Proceeds from long-term Federal Home Loan Bank advances 1,800,000 — — Net increase in other borrowed funds 1,297 3,327 9,120 Cash dividends paid (150,034) (146,690) (157,540) Tax withholding payments for stock-based compensation (1,625) (1,795) (1,704) Proceeds from stock option exercises — — 140 Net cash (used in) provided by financing activities (1,257,112) 659,124 845,431 Net (decrease) increase in cash, cash equivalents and restricted cash (505,934) 952,347 (35,691) Cash, cash equivalents and restricted cash at beginning of period 1,354,342 401,995 437,686 Cash, cash equivalents and restricted cash at end of period $ 848,408 1,354,342 401,995 Supplemental Disclosure of Cash Flow Information Cash paid during the period for interest $ 528,911 204,397 39,339 Cash paid during the period for income taxes 15,604 27,932 55,197 Supplemental Disclosure of Non-Cash Investing Activities Transfer of debt securities from held-to-maturity to available-for-sale $ — — 2,154,475 Sale and refinancing of other real estate owned 6 22 — Transfer of loans to other real estate owned 879 1,563 97 Right-of-use assets obtained in exchange for new lease liabilities 395 1,979 25,048 Equity investments obtained in exchange or delayed equity contributions 33,982 37,068 57,171 Dividends declared during the period but not paid 388 370 346 Acquisitions Fair value of common stock shares issued 92,385 — — Cash consideration 26,009 — — Fair value of assets acquired 1,180,757 — — Liabilities assumed 1,087,601 — — See accompanying notes to consolidated financial statements. 69

GLACIER BANCORP, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Note 1. Nature of Operations and Summary of Significant Accounting Policies General Glacier Bancorp, Inc. (“Company”) is a Montana corporation headquartered in Kalispell, Montana. The Company provides a full range of banking services to individuals and businesses in Montana, Idaho, Utah, Washington, Wyoming, Colorado, Arizona and Nevada through its wholly-owned bank subsidiary, Glacier Bank (“Bank”). The Company offers a wide range of banking products and services, including: 1) retail banking; 2) business banking; 3) real estate, commercial, agriculture and consumer loans; and 4) mortgage origination and loan servicing. The Company serves individuals, small to medium-sized businesses, community organizations and public entities. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change include: 1) the determination of the allowance for credit losses (“ACL” or “allowance”) on loans; 2) the valuation of debt securities; and 3) the evaluation of goodwill impairment. For the determination of the ACL on loans and real estate valuation estimates, management obtains independent appraisals (new or updated) for significant items. Estimates relating to the investment valuations are obtained from independent third parties. Estimates relating to the evaluation of goodwill for impairment are determined based on internal calculations using independent party inputs. Principles of Consolidation The consolidated financial statements of the Company include the parent holding company and the Bank, which consists of seventeen bank divisions and a corporate division. The corporate division includes the Bank’s investment portfolio, wholesale borrowings and other centralized functions. The Bank divisions operate under separate names, management teams and advisory directors. The Bank has subsidiary interests in variable interest entities (“VIE”) for which the Bank has both the power to direct the VIE’s significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could potentially be significant to the VIE. These subsidiary interests are included in the Company’s consolidated financial statements. The Bank also has subsidiary interests in VIEs for which the Bank does not have a controlling financial interest and is not the primary beneficiary. These subsidiary interests are not included in the Company’s consolidated financial statements. For additional information on the Bank’s interest in VIEs, see Note 7. The parent holding company owns non-bank subsidiaries that have issued trust preferred securities. The trust subsidiaries are not included in the Company’s consolidated financial statements. The Company's investments in the trust subsidiaries are included in other assets on the Company's statements of financial condition. On January 31, 2024, the Company completed the acquisition of Community Financial Group, Inc. and its wholly-owned subsidiary, Wheatland Bank (“Wheatland”), a community bank based in Spokane, Washington. The business combination was accounted for using the acquisition method, with the results of operations included in the Company’s consolidated financial statements as of the acquisition date. On July 19, 2024, the Bank completed its acquisition of six Montana branch banking offices of Rocky Mountain Bank (“RMB”) from HTLF Bank (”HTLF”), a wholly owned subsidiary of Heartland Financial USA, Inc. The RMB branches are located in Billings, Bozeman, Plentywood, Stevensville, and Whitehall. The business combination was accounted for using the acquisition method, with the results of operations included in the Company’s consolidated financial statements as of the acquisition date. Segment Reporting The Company operates as a single segment entity for financial reporting purposes and has adopted ASU 2023-07, Segment Reporting, for the year ended December 31, 2024. The Company has determined that its current operating model is structured whereby banking locations and divisions serve a similar base of commercial and retail customers for which the Company provides similar products and services managed through similar processes and technology platforms. The Chief Executive Officer (“CEO”) serves as the Company’s chief operating decision maker (“CODM”). The CODM allocates resources and assesses performance of the Company based on the consolidated performance, excluding all significant intercompany balances and transactions of the Company and its wholly owned subsidiary, the banking segment, and does not significantly utilize disaggregated segment financial information for decision making and resource allocation. The CODM assesses performance for the banking segment and decides how to allocate resources based on net income as reported on the consolidated statements of operations as consolidated net income. Accordingly, all of 70 the Company’s operations are considered by management to be aggregated in one reportable operating segment, the banking segment. All categories of interest expense and non-interest expense as disclosed on the Company’s consolidated statements of operations are considered significant to the banking segment. The Company has reviewed the requirements of ASU 2023-07 and has determined that no additional segment disclosures are required, specifically as a result of the following; ▪ the Company does not use the tracked performance on the disaggregated segment level for decision-making or resource allocation purposes, ▪ no significant segment-specific expenses or performance metrics are used internally for decision-making or resource allocation purposes, and ▪ the level of financial consolidation presented in these financial statements aligns with the CODM’s internal reporting and decision-making process Based on this assessment the Company’s financial statement disclosures fully comply with ASC 2023-07, and no additional qualitative segment disclosures are necessary. Cash, Cash Equivalents and Interest Bearing Cash Deposits Cash and cash equivalents include cash on hand, cash held as demand deposits at various banks and the Federal Reserve Bank (“FRB”), interest bearing deposits, federal funds sold, and liquid investments with original maturities of three months or less. Interest bearing deposits are maintained at other financial institutions as collateral for certain derivative contracts and are considered restricted cash. Interest earned on interest bearing cash deposits was $31,158,000 and $42,298,000 for the years ended December 31, 2024 and December 31, 2023, respectively, and are included in interest income on investment securities on the consolidated statements of operations. The Company had $0 and $17,440,000 of restricted cash held as collateral for derivative contracts as of December 31, 2024 and December 31, 2023, respectively. The Bank is required to maintain an average reserve balance with either the FRB or in the form of cash on hand at a reserve rate determined by the FRB. Effective March 26, 2020, the FRB Board reduced the reserve requirement ratio to zero percent. The required reserve balance at December 31, 2024 was zero. Debt Securities Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost. Debt securities held primarily for the purpose of selling in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in income. Debt securities not classified as held-to-maturity or trading are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of income taxes, as a separate component of other comprehensive income (“OCI”). Premiums and discounts on debt securities are amortized or accreted into income using a method that approximates the interest method. The objective of the interest method is to calculate periodic interest income at a constant effective yield. The Company does not have any debt securities classified as trading securities. When the Company acquires another entity, it records the debt securities at fair value. The Company reviews and analyzes the various risks that may be present within the investment portfolio on an ongoing basis, including market risk, credit risk and liquidity risk. Market risk is the risk to an entity’s financial condition resulting from adverse changes in the value of its holdings arising from movements in interest rates, foreign exchange rates, equity prices or commodity prices. The Company assesses the market risk of individual debt securities as well as the investment portfolio as a whole. Credit risk, broadly defined, is the risk that an issuer or counterparty will fail to perform on an obligation. The credit rating of a security is considered the primary credit quality indicator for debt securities. Liquidity risk refers to the risk that a security will not have an active and efficient market in which the security can be sold. A debt security is investment grade if the issuer has adequate capacity to meet its commitment over the expected life of the investment, i.e., the risk of default is low and full and timely repayment of interest and principal is expected. To determine investment grade status for debt securities, the Company conducts due diligence of the creditworthiness of the issuer or counterparty prior to acquisition and ongoing thereafter consistent with the risk characteristics of the security and the overall risk of the investment portfolio. Credit quality due diligence takes into account the extent to which a security is guaranteed by the U.S. government and other agencies of the U.S. government. The depth of the due diligence is based on the complexity of the structure, the size of the security, and takes into account material positions and specific groups of securities or stratifications for analysis and review of similar risk positions. The due diligence includes consideration of payment performance, collateral adequacy, internal analyses, third party research and analytics, external credit ratings and default statistics. 71

The Company has acquired debt securities through acquisitions and if the securities have more than insignificant credit deterioration since origination, they are designated as purchased credit-deteriorated (“PCD”) securities. An ACL is determined using the same methodology as with other debt securities. The sum of a PCD security’s fair value and associated ACL becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the debt security is a noncredit discount or premium, which is amortized into interest income over the life of the security. Subsequent changes to the ACL are recorded through provision for credit losses. For additional information relating to debt securities, see Note 2. Allowance for Credit Losses - Available-for-Sale Debt Securities For available-for-sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more- likely-than-not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through loss on sale of securities. For the available-for-sale securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In such assessment, the Company considers the extent to which fair value is less than amortized cost, if there are any changes to the investment grade of the security by a rating agency, and if there are any adverse conditions that impact the security. If this assessment indicates a credit loss exists, the present value of the cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of the cash flows expected to be collected is less than the amortized cost basis, a potential credit loss exists and an ACL is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost. Any estimated credit losses that have not been recorded through an ACL are recognized in OCI. The Company has elected to exclude accrued interest from the estimate of credit losses for available-for-sale debt securities. As part of its non-accrual policy, the Company charges-off uncollectable interest at the time it is determined to be uncollectable. Allowance for Credit Losses - Held-to-Maturity Debt Securities For estimating the allowance for held-to-maturity (“HTM”) debt securities that share similar risk characteristics with other securities, such securities are pooled based on major security type. For pools of such securities with similar risk characteristics, the historical lifetime probability of default and severity of loss in the event of default is derived or obtained from external sources and adjusted for the expected effects of reasonable and supportable forecasts over the expected lives of the securities on those historical credit losses. Expected credit losses on securities in the held-to-maturity portfolio that do not share similar risk characteristics with any of the pools of debt securities are individually measured based on net realizable value, or the difference between the discounted value of the expected future cash flows, based on the original effective interest rate, and the recorded amortized cost basis of the securities. The Company has elected to exclude accrued interest from the estimate of credit losses for held-to-maturity debt securities. As part of its non-accrual policy, the Company charges off uncollectable interest at the time it is determined to be uncollectable. Loans Held for Sale Loans held for sale generally consist of long-term, fixed rate, conforming, single-family residential real estate loans intended to be sold on the secondary market. Loans held for sale are recorded at fair value and may or may not be sold with servicing rights released. Changes in fair value are recognized in gain on sale of loans included in non-interest income. Fair value elections are made at the time of origination based on the Company’s fair value election policy. Loans Receivable The Company’s loan segments or classes are based on the purpose of the loan and consist of residential real estate, commercial real estate, other commercial, home equity, and other consumer loans. Loans that are intended at origination to be held-to-maturity, are reported at the unpaid principal balance less net charge-offs and adjusted for deferred fees and costs on originated loans and unamortized premiums or discounts on acquired loans. Interest income is accrued on the unpaid principal balance. Fees and costs on originated loans and premiums or discounts on acquired loans are deferred and subsequently amortized or accreted as a yield adjustment over the expected life of the loan utilizing the interest or straight-line methods. The interest method is utilized for loans with scheduled payment terms and the objective is to calculate periodic interest income at a constant effective yield. The straight-line method is utilized for revolving lines of credit or loans with no scheduled payment terms. When a loan is paid off prior to maturity, the remaining unamortized fees and costs on originated loans and unamortized premiums or discounts on acquired loans are immediately recognized as interest income. 72

Loans that are 30 days or more past due based on payments received and applied to the loan are considered delinquent. Loans are designated non-accrual and the accrual of interest is discontinued when the collection of the contractual principal or interest is unlikely. A loan is typically placed on non-accrual when principal or interest is due and has remained unpaid for 90 days or more. When a loan is placed on non-accrual status, interest previously accrued but not collected is reversed against current period interest income. Subsequent payments on non-accrual loans are applied to the outstanding principal balance if doubt remains as to the ultimate collectability of the loan. Interest accruals are not resumed on partially charged-off impaired loans. For other loans on non- accrual, interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest. The Company has acquired loans through acquisitions, some of which have experienced more than insignificant credit deterioration since origination. The Company considers all acquired non-accrual loans to be PCD loans. In addition, the Company considers loans accruing 90 days or more past due or substandard loans to be PCD loans. An ACL is determined using the same methodology as other loans held for investment. The ACL determined on a collective basis is allocated to individual loans. The sum of a loan’s fair value and ACL becomes the initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the ACL are recorded through provision for credit losses. For additional information relating to loans, see Note 3. Allowance for Credit Losses - Loans Receivable The ACL for loans receivable represents management’s estimate of credit losses over the expected contractual life of the loan portfolio. The estimate is determined based on the amortized cost of the loan portfolio including the loan balance adjusted for charge- offs, recoveries, deferred fees and costs, and loan discount and premiums. Recoveries are included only to the extent that such amounts were previously charged-off. The Company has elected to exclude accrued interest from the estimate of credit losses for loans. Determining the adequacy of the allowance is complex and requires a high degree of judgment by management about the effect of matters that are inherently uncertain. Subsequent evaluations of the then-existing loan portfolio, in light of the factors then prevailing, may result in significant changes in the allowance in those future periods. The allowance is increased for estimated credit losses which are recorded as expense. The portion of loans and overdraft balances determined by management to be uncollectable are charged-off as a reduction to the allowance and recoveries of amounts previously charged-off increase the allowance. The Company’s charge-off policy is consistent with bank regulatory standards. Consumer loans generally are charged-off when the loan becomes over 120 days delinquent. Real estate acquired as a result of foreclosure or by deed- in-lieu of foreclosure is classified as other real estate owned (“OREO”) until such time as it is sold. The expected credit loss estimate process involves procedures to consider the unique characteristics of each of the Company’s loan portfolio segments, which consist of residential real estate, commercial real estate, other commercial, home equity, and other consumer loans. When computing the allowance levels, credit loss assumptions are estimated using a model that categorizes loan pools based on loss history, credit and risk characteristics, including current conditions and reasonable and supportable forecasts about the future. The Company has determined a four consecutive quarter forecasting period is a reasonable and supportable period. Expected credit loss for periods beyond reasonable and supportable forecast periods are determined based on a reversion method which reverts back to historical loss estimates over a four consecutive quarter period on a straight-line basis. Credit quality is assessed and monitored by evaluating various attributes and the results of those evaluations are utilized in underwriting new loans and the process for estimating the expected credit losses. The following paragraphs describe the risk characteristics relevant to each portfolio segment. Residential Real Estate. Residential real estate loans are secured by owner-occupied 1-4 family residences. Repayment of these loans is primarily dependent on the personal income and credit rating of the borrowers. Credit risk in these loans is impacted by economic conditions within the Company’s market areas that affect the value of the residential property securing the loans and affect the borrowers' personal incomes. Mitigating risk factors for this loan segment include a large number of borrowers, geographic dispersion of market areas and the loans are originated for relatively smaller amounts. Commercial Real Estate. Commercial real estate loans typically involve larger principal amounts, and repayment of these loans is generally dependent on the successful operation of the property securing the loan and/or the business conducted on the property securing the loan. Credit risk in these loans is impacted by the creditworthiness of a borrower, valuation of the property securing the loan and conditions within the local economies in the Company’s diverse, geographic market areas. 73

Commercial. Commercial loans consist of loans to commercial customers for use in financing working capital needs, equipment purchases and business expansions. The loans in this category are repaid primarily from the cash flow of a borrower’s principal business operation. Credit risk in these loans is driven by creditworthiness of a borrower and the economic conditions that impact the cash flow stability from business operations across the Company’s diverse, geographic market areas. Home Equity. Home equity loans consist of junior lien mortgages and first and junior lien lines of credit (revolving open-end and amortizing closed-end) secured by owner-occupied 1-4 family residences. Repayment of these loans is primarily dependent on the personal income and credit rating of the borrowers. Credit risk in these loans is impacted by economic conditions within the Company’s market areas that affect the value of the residential property securing the loans and affect the borrowers' personal incomes. Mitigating risk factors for this loan segment are a large number of borrowers, geographic dispersion of market areas and the loans are originated for terms that range from 10 to 15 years. Other Consumer. The other consumer loan portfolio consists of various short-term loans such as automobile loans and loans for other personal purposes. Repayment of these loans is primarily dependent on the personal income of the borrowers. Credit risk is driven by consumer economic factors (such as unemployment and general economic conditions in the Company’s diverse, geographic market areas) and the creditworthiness of a borrower. The allowance is impacted by loan volumes, delinquency status, credit ratings, historical loss experiences, estimated prepayment speeds, weighted average lives and other conditions influencing loss expectations, such as reasonable and supportable forecasts of economic conditions. The methodology for estimating the amount of expected credit losses reported in the allowance has two basic components: 1) individual loans that do not share similar risk characteristics with other loans and the measurement of expected credit losses for such individual loans; and 2) the expected credit losses for pools of loans that share similar risk characteristics. Loans that do not Share Similar Risk Characteristics with Other Loans. For a loan that does not share similar risk characteristics with other loans, expected credit loss is measured based on the net realizable value, that is, the difference between the discounted value of the expected future cash flows, based on the original effective interest rate, and the amortized cost basis of the loan. For these loans, the expected credit loss is equal to the amount by which the net realizable value of the loan is less than the amortized cost basis of the loan (which is net of previous charge-offs and deferred loan fees and costs), except when the loan is collateral-dependent, that is, when foreclosure is probable or the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. In these cases, expected credit loss is measured as the difference between the amortized cost basis of the loan and the fair value of the collateral. The fair value of the collateral is adjusted for the estimated cost to sell if repayment or satisfaction of a loan is dependent on the sale (rather than only on the operation) of the collateral. The Company has determined that non-accrual loans do not share similar risk characteristics with other loans and these loans are individually evaluated for estimated allowance for credit losses. The Company, through its credit monitoring process, may also identify other loans that do not share similar risk characteristics and individually evaluate such loans. The starting point for determining the fair value of collateral is to obtain external appraisals or evaluations (new or updated). The valuation techniques used in preparing appraisals or evaluations (new or updated) include the cost approach, income approach, sales comparison approach, or a combination of the preceding valuation techniques. The Company’s credit department reviews appraisals, giving consideration to the highest and best use of the collateral. The appraisals or evaluations (new or updated) are reviewed at least quarterly and more frequently based on current market conditions, including deterioration in a borrower’s financial condition and when property values may be subject to significant volatility. Adjustments may be made to the fair value of the collateral after review and acceptance of the collateral appraisal or evaluation (new or updated). Loans that Share Similar Risk Characteristics with other Loans. For estimating the allowance for loans that share similar risk characteristics with other loans, such loans are segregated into loan segments. Loans are designated into loan segments based on loans pooled by product types and similar risk characteristics or areas of risk concentration. In determining the ACL, the Company derives an estimated credit loss assumption from a model that categorizes loan pools based on loan type. This model calculates an expected loss percentage for each loan segment by considering the non-discounted simple annual average historical loss rate of each loan segment (calculated through an “open pool” method), multiplying the loss rate by the amortized loan balance and incorporating that segment’s internally generated prepayment speed assumption and contractually scheduled remaining principal pay downs on a loan level basis. The annual historical loss rates are adjusted over a reasonable economic forecast period by a multiplier that is calculated based upon current national economic forecasts as a proportion of each segment’s historical average loss levels. The Company will then revert from the economic forecast period back to the historical average loss rate in a straight-line basis. After the reversion period, the loans will be assumed to experience their historical loss rate for the remainder of their contractual lives. The model applies the expected loss rate over the projected cash flows at the individual loan level and then aggregates the losses by loan segment in determining their quantitative allowance. The Company will also include qualitative adjustments to adjust the ACL on loan segments to the extent the current or future market conditions are believed to vary substantially from historical conditions in regards to: 74

• lending policies and procedures; • international, national, regional and local economic business conditions, developments, or environmental conditions that affect the collectability of the portfolio, including the condition of various markets; • the nature and volume of the loan portfolio including the terms of the loans; • the experience, ability, and depth of the lending management and other relevant staff; • the volume and severity of past due and adversely classified or graded loans and the volume of non-accrual loans; • the quality of our loan review system; • the value of underlying collateral for collateralized loans; • the existence and effect of any concentrations of credit, and changes in the level of concentrations; and • the effect of external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the existing portfolio. The Company regularly reviews loans in the portfolio to assess credit quality indicators and to determine the appropriate loan classification and grading in accordance with applicable bank regulations. The primary credit quality indicator for residential, home equity and other consumer loans is the days past due status, which consists of the following categories: 1) performing loans; 2) 30 to 89 days past due loans; and 3) non-accrual and 90 days or more past due loans. The primary credit quality indicator for commercial real estate and commercial loans is the Company’s internal risk rating system, which includes the following categories: 1) pass loans; 2) special mention loans; 3) substandard loans; and 4) doubtful or loss loans. Such credit quality indicators are regularly monitored and incorporated into the Company’s allowance estimate. The following paragraphs further define the internal risk ratings for commercial real estate and commercial loans. Pass Loans. These ratings represent loans that are of acceptable, good or excellent quality with very limited to no risk. Loans that do not have one of the following ratings are considered pass loans. Special Mention Loans. These ratings represent loans that are designated as special mention per the regulatory definition. Special mention loans are currently protected but are potentially weak. The credit risk may be relatively minor yet constitute an undue and unwarranted risk in light of the circumstances surrounding a specific loan. The rating may be used to identify credit with potential weaknesses that if not corrected may weaken the loan to the point of inadequately protecting the Bank’s credit position. Examples include a lack of supervision, inadequate loan agreement, condition, or control of collateral, incomplete, or improper documentation, deviations from lending policy, and adverse trends in operations or economic conditions. Substandard Loans. This rating represents loans that are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged. A loan so classified must have a well-defined weakness that jeopardizes the liquidation of the debt. These loans are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Loss potential, while existing in the aggregated amount of substandard loans, does not have to exist in an individual loan classified substandard. Doubtful/Loss Loans. A loan classified as doubtful has the characteristics that make collection in full, on the basis of currently existing facts, conditions, and values, highly improbable. The possibility of loss is extremely high, but because of pending factors, which may work to the advantage and strengthening of the loan, its classification as loss is deferred until its more exact status may be determined. Pending factors include proposed merger, acquisition, or liquidation procedures, capital injection, perfecting liens on additional collateral and refinancing plans. Loans are classified as loss when they are deemed to be not collectible and of such little value that continuance as an active asset of the Bank is not warranted. Loans classified as loss must be charged-off. Assignment of this classification does not mean that an asset has absolutely no recovery or salvage value, but that it is not practical or desirable to defer writing off a basically worthless asset, even though partial recovery may be attained in the future. Modifications The company identifies modifications to borrowers experiencing financial difficulty (“MBFD”) as a loan that has been modified for the borrower that is experiencing financial difficulties. The Company considers some of the indicators that a borrower is experiencing financial difficulty to be: currently in payment default on any of their debt, declaring bankruptcy, going concern, borrower’s securities have been delisted, and other indicators of inability to meet obligations. This list does not include all potential indicators of a borrower’s financial difficulties. Each debt modification is separately negotiated with the borrower and includes terms and conditions that reflect the borrower’s prospective ability to service their obligations as modified.The allowance for credit losses on a loans that are considered MBFD’s are measured using the same method as all other loans held for investment. Allowance for Credit Losses - Off-Balance Sheet Credit Exposures The Company maintains a separate allowance for credit losses for off-balance sheet credit exposures, including unfunded loan commitments. Such ACL is included in other liabilities on the Company’s statements of financial condition. The Company estimates the amount of expected losses by calculating a commitment usage factor over the contractual period for exposures and applying the loss factors used in the allowance for credit loss methodology to the results of the usage calculation to estimate the liability for credit losses related to unfunded commitments for each loan segment. No credit loss estimate is reported for off-balance sheet credit 75 exposures that are unconditionally cancellable by the Bank or for unfunded amounts under such arrangements that may be drawn prior to the cancellation of the arrangement. At December 31, 2024 and 2023, the Company had an ACL of $20,419,000 and $19,292,000, respectively, for off-balance sheet credit exposures. Provision for Credit Losses The Company recognizes provision for credit losses on the allowance for off-balance sheet credit exposures (e.g., unfunded loan commitments) together with provision for credit losses on the loan portfolio in the income statement line item provision for credit losses. The following table presents the provision for credit losses on the loan portfolio and off-balance sheet exposures: Year ended (Dollars in thousands) December 31, 2024 December 31, 2023 December 31, 2022 Provision for credit loss loans $ 27,179 20,790 17,433 Provision for credit loss unfunded 1,127 (5,995) 2,530 Total provision for credit losses $ 28,306 14,795 19,963 There was no provision for credit losses on debt securities for the years ended December 31, 2024, 2023, and 2022, respectively. Premises and Equipment Premises and equipment are accounted for at cost less depreciation. Depreciation is computed on a straight-line method over the estimated useful lives or the term of the related lease. The estimated useful life for office buildings is 15 to 40 years and the estimated useful life for furniture, fixtures, and equipment is 3 to 10 years. Interest is capitalized for any significant building projects. For additional information relating to premises and equipment, see Note 4. Leases The Company leases certain land, premises and equipment from third parties. A lessee lease is classified as an operating lease unless it meets certain criteria (e.g., lease contains option to purchase that Company is reasonably certain to exercise), in which case it is classified as a finance lease. These leases are included in net premises and equipment as right-of-use (“ROU”) assets. The operating leases have other liabilities on the Company’s statements of financial condition and lease expense for lease payments is recognized on a straight-line basis over the lease term. The finance leases have liabilities that are included in other borrowed funds on the Company’s statements of financial condition. Right-of-use (“ROU”) assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. An ROU asset represents the right to use the underlying asset for the lease term and also includes any direct costs and payments made prior to lease commencement and excludes lease incentives. When an implicit rate is not available, an incremental borrowing rate based on the information available at commencement date is used in determining the present value of the lease payments. A lease term may include an option to extend or terminate the lease when it is reasonably certain the option will be exercised. The Company accounts for lease and non-lease components (e.g., common-area maintenance) together as a single combined lease component for all asset classes. The Company has elected to recognize payments for short-term leases of 12 months or less on a straight-line basis over the lease term, and exclude such leases from the Company’s statements of financial condition. Renewal and termination options are considered when determining short-term leases. Leases are accounted for on an individual lease level. Lease improvements incurred at the inception of the lease are recorded as an asset and depreciated over the initial term of the lease and lease improvements incurred subsequently are depreciated over the remaining term of the lease. The Company also leases certain premises and equipment to third parties. A lessor lease is classified as an operating lease unless it meets certain criteria that would classify it as either a sales-type lease or a direct financing lease. For additional information relating to leases, see Note 4. Other Real Estate Owned Property acquired by foreclosure or deed-in-lieu of foreclosure is initially recorded at fair value, less estimated selling cost, at acquisition date (i.e., cost of the property). The Company is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan upon the occurrence of either the Company obtaining legal title to the property or the borrower conveying all interest in the property through a deed-in-lieu or similar agreement. Fair value is determined as the amount that could be reasonably expected in a current sale between a willing buyer and a willing seller in an orderly transaction between market participants at the measurement date. Subsequent to the initial acquisition, if the fair value of the asset, less estimated selling cost, is less than the cost of the property, a loss is recognized in other expense and the asset carrying value is reduced. Gain or loss on disposition of OREO is recorded in non-interest income or non-interest expense, respectively. In determining the fair value of the 76 properties on the date of transfer and any subsequent estimated losses of net realizable value, the fair value of other real estate acquired by foreclosure or deed-in-lieu of foreclosure is determined primarily based upon appraisal or evaluation of the underlying property value. Long-lived Assets Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is deemed impaired if the sum of the expected future cash flows is less than the carrying amount of the asset. If impaired, an impairment loss is recognized in other expense to reduce the carrying value of the asset to fair value. At December 31, 2024 and 2023, no long-lived assets were considered materially impaired. Business Combinations and Intangible Assets Acquisition accounting requires the total purchase price to be allocated to the estimated fair values of assets acquired and liabilities assumed, including certain intangible assets. Goodwill is recorded if the purchase price exceeds the net fair value of assets acquired and a bargain purchase gain is recorded in other income if the net fair value of assets acquired exceeds the purchase price. Adjustment of the allocated purchase price may be related to fair value estimates for which all information has not been obtained of the acquired entity known or discovered during the allocation period, the period of time required to identify and measure the fair values of the assets and liabilities acquired in the business combination. The allocation period is generally limited to one year following consummation of a business combination. Core deposit intangible represents the intangible value of depositor relationships resulting from deposit liabilities assumed in acquisitions and is amortized using an accelerated method based on an estimated runoff of the related deposits. The core deposit intangible is evaluated for impairment and recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable, with any changes in estimated useful life accounted for prospectively over the revised remaining life. For additional information relating to core deposit intangibles, see Note 5. The Company tests goodwill for impairment at the reporting unit level annually during the third quarter. The Company has identified that each of the Bank divisions are reporting units (i.e., components of the Glacier Bank operating segment) given that each division has a separate management team that regularly reviews its respective division financial information; however, the reporting units are aggregated into a single reporting unit due to the reporting units having similar economic characteristics. The goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. Examples of events and circumstances that could trigger the need for interim impairment testing include: • a significant change in legal factors or in the business climate; • an adverse action or assessment by a regulator; • unanticipated competition; • a loss of key personnel; • a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of; and • the testing for recoverability of a significant asset group within a reporting unit. For the goodwill impairment assessment, the Company has the option, to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value. The Company elected to bypass the qualitative assessment for its 2024 and 2023 annual goodwill impairment testing and proceed directly to the goodwill impairment assessment. The goodwill impairment process requires the Company to make assumptions and judgments regarding fair value. The Company calculates an implied fair value and if the implied fair value is less than the carrying value, an impairment loss is recognized for the difference. For additional information relating to goodwill, see Note 5. Loan Servicing Rights For residential real estate loans that are sold with servicing retained, servicing rights are initially recorded at fair value in other assets and gain on sale of loans. Fair value is based on market prices for comparable mortgage servicing contracts. The servicing asset is subsequently measured using the amortization method which requires the servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Loan servicing rights are evaluated for impairment based upon the fair value of the servicing rights compared to the carrying value. Impairment is recognized through a valuation allowance, to the extent that fair value is less than the carrying value. If the Company later determines that all or a portion of the impairment no longer exists, a reduction in the valuation allowance may be recorded. 77

Changes in the valuation allowance are recorded in other income. The fair value of the servicing assets are subject to significant fluctuations as a result of changes in estimated actual prepayment speeds and default rates and losses. Servicing fee income is recognized in other income for fees earned for servicing loans. The fees are based on contractual percentage of the outstanding principal; or a fixed amount per loan and is recorded when earned. The amortization of loan servicing fees is netted against loan servicing fee income. For additional information relating to loan servicing rights, see Note 6. Equity Securities Non-marketable equity securities primarily consist of Federal Home Loan Bank (“FHLB”) stock. FHLB stock is restricted because such stock may only be sold to FHLB at its par value. Due to restrictive terms, and the lack of a readily determinable fair value, FHLB stock is carried at cost and evaluated for impairment. The investments in FHLB stock are required investments related to the Company’s borrowings from FHLB. FHLB obtains its funding primarily through issuance of consolidated obligations of the FHLB system. The U.S. government does not guarantee these obligations, and each of the regional FHLBs is jointly and severally liable for repayment of each other’s debt. The Company also has an insignificant amount of equity securities that are included in other assets on the Company’s statements of financial condition. Equity securities with readily determinable fair values are measured at fair value and changes in fair value are recognized in other income. Equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment. Federal Reserve Bank Term Funding Program During the first quarter of 2023, the FRB offered a new Bank Term Funding Program (“BTFP”) for eligible depository institutions. The BTFP offered loans of up to one year in length to institutions pledging collateral eligible for purchase by the FRB in open market operations such as U.S. Treasuries, U.S. Agency securities, and U.S. agency mortgage-backed securities. These assets were valued at par for pledging purposes. The Company paid off this borrowing in the first quarter of 2024. Other Borrowings Borrowings of the Company’s consolidated variable interest entities and finance lease arrangements are included in other borrowings. For additional information relating to VIE’s, see Note 7. Bank-Owned Life Insurance The Company maintains bank-owned life insurance policies on certain current and former employees and directors, which are recorded at their cash surrender values as determined by the insurance carriers. The appreciation in the cash surrender value of the policies is recognized as a component of other income in non-interest income in the Company’s consolidated statements of operations. Derivatives and Hedging Activities The Company is exposed to certain risks relating to its ongoing operations. The primary risk managed by using derivative instruments is interest rate risk. Interest rate cap contracts have been entered into to manage interest rate risk associated with variable rate borrowings and were designated as cash flow hedges. Interest rate swap contracts have been entered into to manage interest rate risk associated with fixed rate debt securities and were designated as fair value hedges. The Company does not enter into derivative instruments for trading or speculative purposes. The fair value hedges and cash flow hedges were recognized as other assets or other liabilities on the Company’s statements of financial condition and were measured at fair value. For the fair value hedges, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in current earnings as fair values change. For a cash flow hedge, the gain or loss on the derivative is reported in other comprehensive income and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. Cash flows resulting from the fair value hedges and cash flow hedges were classified in the Company’s cash flow statement in the same category as the cash flows of the items being hedged. The Company formally documents the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions at the inception of the hedging relationship. This documentation includes linking fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative instruments that are designated are highly effective in offsetting changes in fair values or cash flows of the hedged items. The Company has elected not to offset the fair value amounts recognized for derivative instruments and the fair value amounts recognized for the right to reclaim cash collateral arising from derivative instruments recognized at fair value executed with the same counterparty under a master netting arrangement. For additional information relating to the derivatives and hedging activity, see Note 11. 78

Revenue Recognition The Company recognizes revenue when services or products are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled. The Company’s principal source of revenue is interest income from debt securities and loans. Revenue from contracts with customers within the scope of ASC Topic 606 was $94,011,000, $88,547,000, and $82,850,000 for the years ended December 31, 2024, 2023, and 2022, respectively, and largely consisted of revenue from service charges and other fees from deposits (e.g., overdraft fees, ATM fees, debit card fees). Due to the short-term nature of the Company’s contracts with customers, an insignificant amount of receivables related to such revenue was recorded at December 31, 2024 and 2023 and there were no impairment losses recognized. Policies specific to revenue from contracts with customers include the following: Service Charges. Revenue from service charges consists of service charges and fees on deposit accounts under depository agreements with customers to provide access to deposited funds and, when applicable, pay interest on deposits. Service charges on deposit accounts may be transactional or non-transactional in nature. Transactional service charges occur in the form of a service or penalty and are charged upon the occurrence of an event (e.g., overdraft fees, ATM fees, wire transfer fees). Transactional service charges are recognized as services are delivered to and consumed by the customer, or as penalty fees are charged. Non-transactional service charges are charges that are based on a broader service, such as account maintenance fees and dormancy fees, and are recognized on a monthly basis. Debit Card Fees. Revenue from debit card fees includes interchange fee income from debit cards processed through card association networks. Interchange fees represent a portion of a transaction amount that the Company and other involved parties retain to compensate themselves for giving the cardholder immediate access to funds. Interchange rates are generally set by the card association networks and are based on purchase volumes and other factors. The Company records interchange fees as services are provided. Stock-based Compensation Stock-based compensation awards granted, comprised of restricted stock units and stock options, are valued at fair value and compensation cost is recognized on a straight-line basis over the requisite service period of each award. The impact of forfeitures of stock-based compensation awards on compensation expense is recognized as forfeitures occur. For additional information relating to stock-based compensation, see Note 13. Advertising and Promotion Advertising and promotion costs are recognized in the period incurred. Income Taxes The Company’s income tax expense consists of current and deferred income tax expense. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of enacted tax law to earnings or losses. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. The Company recognizes interest and penalties related to income tax matters in income tax expense. Deferred tax assets and liabilities are recognized for estimated future income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in income in the period that includes the enactment date of applicable laws. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The term more-likely-than-not means a likelihood of more than 50 percent. The recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to the Company’s judgment. In assessing the need for a valuation allowance, the Company considers both positive and negative evidence. For additional information relating to income taxes, see Note 16. Comprehensive Income Comprehensive income consists of net income and OCI. OCI includes unrealized gains and losses, net of tax effect, on available-for- sale securities, including transferred debt securities, and derivatives used for cash flow hedges. When OCI is reclassified into net income (loss), the tax effect is recognized in income tax expense. For additional information relating to OCI, see Note 17. Earnings Per Share Basic earnings per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period presented. Diluted earnings per share is computed by including the net increase in shares as if dilutive outstanding stock options were exercised and restricted stock units were vested, using the treasury stock method. For additional information relating to earnings per share, see Note 18. 79

Reclassifications Certain reclassifications have been made to the 2023 and 2022 financial statements to conform to the 2024 presentation. Accounting Guidance Adopted in 2024 The ASC is the Financial Accounting Standards Board (“FASB”) officially recognized source of authoritative GAAP applicable to all public and non-public non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under the authority of the federal securities laws are also sources of authoritative GAAP for the Company as an SEC registrant. All other accounting literature is non-authoritative. The following provides a description of a recently adopted Accounting Standards Updates (“ASU”) that could have a material effect on the Company’s financial position or results of operations. ASU 2023-02 - Investments Equity Method and Joint Ventures. In March 2023, FASB amended Topic ASC 323 relating to accounting for investments in tax credit structures using the proportional amortization method. The amendments in this Update allow reporting entities to consistently account for equity investments made primarily for the purpose of receiving income tax credits and other income tax benefits. Previously, the accounting standards limited the proportional amortization method to account for qualifying investment in low-income-housing tax credit structures. The proportional amortization method results in the cost of the investment being amortized in proportion to the income tax credits and other income tax benefits received, with the amortization of the investment and the tax credits being presented net in the income statement as a component of income tax expense (benefit). The amendments in this Update permit an entity to elect to account for their tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if certain conditions are met. The amendments are effective for public business entities beginning with the first interim and annual reporting periods after December 15, 2023. The Company adopted the amendments beginning January 1, 2024 for each tax credit program. The Company adjusted its processes and procedures related to the amendments and there was no material impact to the Company’s financial position and results of operations. ASU 2023-07 - Segment Reporting. In November 2023, FASB amended Topic ASC 280 relating to segment disclosures. The amendments in this Update expands segment disclosure requirements for public entities to require disclosure of significant segment expenses and other segment items on an annual and interim basis and to provide interim periods all disclosures about reportable segment’s profit or loss and assets that are currently required annually. The amendments are effective beginning with the first interim and annual reporting periods after December 15, 2023 and early adoption is permitted. The Company operates as a single segment entity for financial reporting purposes and has adopted the amendments for the year ended December 31, 2024. The Company adjusted the procedures related to the amendments and there was no material impact to the Company’s disclosures or financial position and results of operations. For additional information relating to the adoption of the amendments, see Note 1, under segment reporting. Accounting Guidance Pending Adoption at December 31, 2024 The following provides a description of a recently issued but not yet effective ASU that could have a material effect on the Company’s financial position or results of operations. ASU 2023-09 - Income Tax Disclosures. In December 2023, FASB amended topic 740 related to certain income tax disclosures (the “Update”). The amendments provide updates related to the rate reconciliation and income taxes paid disclosures to improve transparency of income disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. Other amendments in the Update improve the effectiveness and comparability of disclosures and remove disclosures that are no longer considered cost beneficial or relevant. The amendments are effective for public business entities beginning with the first annual reporting period after December 15, 2024 with early adoption permitted in any annual period. The amendments in this Update should be applied on a prospective basis and retrospective application is permitted. The Company is currently evaluating the impact of this Update, but does not expect the adoption of this guidance to have a material impact to the financial statements, including related disclosures, or significant impact on its current processes. 80

Note 2. Debt Securities The following tables present the amortized cost, the gross unrealized gains and losses and the fair value of the Company’s debt securities: December 31, 2024 Amortized Cost Gross Unrealized Gains Gross Unrealized Losses Fair Value(Dollars in thousands) Available-for-sale U.S. government and federal agency $ 484,082 5 (15,654) 468,433 U.S. government sponsored enterprises 323,854 — (13,700) 310,154 State and local governments 71,737 215 (3,272) 68,680 Corporate bonds 14,818 — (315) 14,503 Residential mortgage-backed securities 2,660,330 5 (304,819) 2,355,516 Commercial mortgage-backed securities 1,101,489 2 (73,572) 1,027,919 Total available-for-sale 4,656,310 227 (411,332) 4,245,205 Held-to-maturity U.S. government and federal agency 859,432 — (54,496) 804,936 State and local governments 1,619,850 810 (209,502) 1,411,158 Residential mortgage-backed securities 815,565 — (63,089) 752,476 Total held-to-maturity 3,294,847 810 (327,087) 2,968,570 Total debt securities $ 7,951,157 1,037 (738,419) 7,213,775 December 31, 2023 Amortized Cost Gross Unrealized Gains Gross Unrealized Losses Fair Value(Dollars in thousands) Available-for-sale U.S. government and federal agency $ 485,005 11 (29,669) 455,347 U.S. government sponsored enterprises 321,993 — (22,774) 299,219 State and local governments 101,903 302 (3,273) 98,932 Corporate bonds 27,007 2 (756) 26,253 Residential mortgage-backed securities 3,166,589 7 (355,333) 2,811,263 Commercial mortgage-backed securities 1,180,756 519 (86,570) 1,094,705 Total available-for-sale 5,283,253 841 (498,375) 4,785,719 Held-to-maturity U.S. government and federal agency 853,273 — (65,472) 787,801 State and local governments 1,650,000 2,843 (181,192) 1,471,651 Residential mortgage-backed securities 999,138 — (78,396) 920,742 Total held-to-maturity 3,502,411 2,843 (325,060) 3,180,194 Total debt securities $ 8,785,664 3,684 (823,435) 7,965,913 81

Maturity Analysis

The following table presents the amortized cost and fair value of available-for-sale and held-to-maturity debt securities by contractual maturity at December 31, 2024. Actual maturities may differ from expected or contractual maturities since some issuers have the right to prepay obligations with or without prepayment penalties.

	December 31, 2024				
	Available-for-Sale			Held-to-Maturity	
(Dollars in thousands)		Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$	321,716	313,311	9,584	9,566
Due after one year through five years		519,869	498,840	941,501	885,563
Due after five years through ten years		21,731	20,189	209,288	198,057
Due after ten years		31,175	29,430	1,318,909	1,122,908
		894,491	861,770	2,479,282	2,216,094
Mortgage-backed securities [1]		3,761,819	3,383,435	815,565	752,476
Total	$	4,656,310	4,245,205	3,294,847	2,968,570

[1] Mortgage-backed securities, which have prepayment provisions, are not assigned to maturity categories due to fluctuations in their prepayment speeds.

Sales and Calls of Debt Securities

Proceeds from sales and calls of debt securities and the associated gains and losses that have been included in earnings in gain (loss) on sale of securities are listed below:

	Years ended			
(Dollars in thousands)		December 31, 2024	December 31, 2023	December 31, 2022
Available-for-sale				
Proceeds from sales and calls of debt securities	$	251,295	31,944	428,225
Gross realized gains [1]		782	145	3,357
Gross realized losses [1]		(725)	(176)	(2,021)
Held-to-maturity				
Proceeds from calls of debt securities		14,295	18,125	28,210
Gross realized gains [1]		—	10	64
Gross realized losses [1]		(27)	(193)	(780)

[1] The gain or loss on the sale or call of each debt security is determined by the specific identification method.

In 2023, the Company also had a gain of $1,700,000 on the sale of all of the Company's Visa class B shares which was included in the gain on sale of securities. At December 31, 2024 and 2023, the Company had debt securities with carrying values of $4,254,268,000 and $6,479,495,000, respectively, pledged as collateral to FHLB, FRB, securities sold under agreements to repurchase ("repurchase agreements"), and for deposits of several state and local government units.

Allowance for Credit Losses - Available-For-Sale Debt Securities

In assessing whether a credit loss existed on available-for-sale debt securities with unrealized losses, the Company compared the present value of cash flows expected to be collected from the debt securities with the amortized cost basis of the debt securities. In addition, the following factors were evaluated individually and collectively in determining the existence of expected credit losses:

- credit ratings from Nationally Recognized Statistical Rating Organizations ("NRSRO" entities such as Standard and Poor's ["S&P"] and Moody's);
- extent to which the fair value is less than cost;
- adverse conditions, if any, specifically related to the impaired securities, including the industry and geographic area;
- the overall deal and payment structure of the debt securities, including the investor entity's position within the structure, underlying obligors, financial condition and near-term prospects of the issuer, including specific events which may affect the issuer's operations or future earnings, and credit support or enhancements; and
- failure of the issuer and underlying obligors, if any, to make scheduled payments of interest and principal.

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The following table summarizes available-for-sale debt securities that were in an unrealized loss position for which an ACL has not been recorded, based on the length of time the individual securities have been in an unrealized loss position. The number of available-for-sale debt securities in an unrealized position is also disclosed.

	December 31, 2024						
	Number of Securities	Less than 12 Months		12 Months or More		Total	
(Dollars in thousands)		Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available-for-sale							
U.S. government and federal agency	55	$ 3,756	(34)	463,151	(15,620)	466,907	(15,654)
U.S. government sponsored enterprises	14	—	—	310,154	(13,700)	310,154	(13,700)
State and local governments	50	3,653	(35)	49,748	(3,237)	53,401	(3,272)
Corporate bonds	2	—	—	13,707	(315)	13,707	(315)
Residential mortgage-backed securities	389	13,535	(240)	2,341,700	(304,579)	2,355,235	(304,819)
Commercial mortgage-backed securities	152	36,466	(1,042)	986,809	(72,530)	1,023,275	(73,572)
Total available-for-sale	662	$ 57,410	(1,351)	4,165,269	(409,981)	4,222,679	(411,332)

	December 31, 2023						
	Number of Securities	Less than 12 Months		12 Months or More		Total	
(Dollars in thousands)		Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available-for-sale							
U.S. government and federal agency	57	$ 3,702	(56)	448,909	(29,613)	452,611	(29,669)
U.S. government sponsored enterprises	14	—	—	299,220	(22,774)	299,220	(22,774)
State and local governments	85	3,039	(2)	64,645	(3,271)	67,684	(3,273)
Corporate bonds	4	—	—	23,262	(756)	23,262	(756)
Residential mortgage-backed securities	402	1,430	(44)	2,809,482	(355,289)	2,810,912	(355,333)
Commercial mortgage-backed securities	151	21,232	(268)	1,034,183	(86,302)	1,055,415	(86,570)
Total available-for-sale	713	$ 29,403	(370)	4,679,701	(498,005)	4,709,104	(498,375)

With respect to severity, the majority of available-for-sale debt securities with unrealized loss positions at December 31, 2024 were issued by Federal National Mortgage Association ("Fannie Mae"), Federal Home Loan Mortgage Corporation ("Freddie Mac"), Government National Mortgage Association ("Ginnie Mae") and other agencies of the U.S. government or have credit ratings issued by one or more of the NRSRO entities in the four highest credit rating categories. All of the Company's available-for-sale debt securities with unrealized loss positions at December 31, 2024 have been determined to be investment grade.

The Company did not have any past due available-for-sale debt securities as of December 31, 2024 and December 31, 2023, respectively. Accrued interest receivable on available-for-sale debt securities totaled $8,037,000 and $9,319,000 at December 31, 2024 and December 31, 2023, respectively, and was excluded from the estimate of credit losses.

Based on an analysis of its available-for-sale debt securities with unrealized losses as of December 31, 2024, the Company determined the decline in value was unrelated to credit losses and was primarily the result of changes in interest rates and market spreads subsequent to acquisition. The fair value of the debt securities is expected to recover as payments are received and the debt securities approach maturity. In addition, as of December 31, 2024, management determined it did not intend to sell available-for-sale debt securities with unrealized losses, and there was no expected requirement to sell such securities before recovery of their amortized cost. As a result, no ACL was recorded on available-for-sale debt securities at December 31, 2024. As part of this determination, the Company considered contractual obligations, regulatory constraints, liquidity, capital, asset/liability management and securities portfolio objectives and whether or not any of the Company's investment securities were managed by third-party investment funds.

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Allowance for Credit Losses - Held-To-Maturity Debt Securities The Company measured expected credit losses on held-to-maturity debt securities on a collective basis by major security type and NRSRO credit ratings, which is the Company’s primary credit quality indicator for state and local government securities. The estimate of expected credit losses considered historical credit loss information that was adjusted for current conditions as well as reasonable and supportable forecasts. The following table summarizes the amortized cost of held-to-maturity municipal bonds aggregated by NRSRO credit rating: (Dollars in thousands) December 31, 2024 December 31, 2023 Municipal bonds held-to-maturity S&P: AAA / Moody’s: Aaa $ 414,147 427,918 S&P: AA+, AA, AA- / Moody’s: Aa1, Aa2, Aa3 1,168,491 1,182,894 S&P: A+, A, A- / Moody’s: A1, A2, A3 33,585 37,742 Not rated by either entity 3,627 1,446 Total municipal bonds held-to-maturity $ 1,619,850 1,650,000 The Company’s municipal bonds in the held-to-maturity debt securities portfolio is primarily comprised of general obligation and revenue bonds with NRSRO ratings in the four highest credit rating categories. All of the Company’s municipal bonds that are classified as held-to-maturity debt securities at December 31, 2024 have been determined to be investment grade. Held-to-maturity debt securities included in the Company’s U.S. government and federal agency and residential mortgage-backed security categories are issued and guaranteed by the U.S. Treasury, Fannie Mae, Freddie Mac, Ginnie Mae and other agencies of the U.S. government and are considered to be zero-loss securities. This determination is in consideration of the explicit and implicit guarantees by the US Government, the US Government’s ability to print its own currency, a history of no credit losses by the US Government and noted agencies and the current economic and financial condition of the United States and US Government providing no indication the zero- loss determination is unjustified. As of December 31, 2024 and December 31, 2023, the Company did not have any held-to-maturity debt securities past due. Accrued interest receivable on held-to-maturity debt securities totaled $16,538,000 and $16,990,000 at December 31, 2024 and December 31, 2023, respectively, and were excluded from the estimate of credit losses. Based on the Company’s evaluation, an insignificant amount of credit losses is expected on the held-to-maturity debt securities portfolio; therefore, no ACL was recorded at December 31, 2024 or December 31, 2023. 84

Note 3. Loans Receivable, Net The following table presents loans receivable for each portfolio segment of loans: (Dollars in thousands) December 31, 2024 December 31, 2023 Residential real estate $ 1,858,929 1,704,544 Commercial real estate 10,963,713 10,303,306 Other commercial 3,119,535 2,901,863 Home equity 930,994 888,013 Other consumer 388,678 400,356 Loans receivable 17,261,849 16,198,082 Allowance for credit losses (206,041) (192,757) Loans receivable, net $ 17,055,808 16,005,325 Net deferred origination (fees) costs included in loans receivable $ (29,187) (25,577) Net purchase accounting (discounts) premiums included in loans receivable $ (34,361) (13,802) Accrued interest receivable on loans $ 73,935 67,362 Substantially all of the Company’s loans receivable are with borrowers in the Company’s geographic market areas. Although the Company has a diversified loan portfolio, a substantial portion of borrowers’ ability to service their obligations is dependent upon the economic performance in the Company’s markets. The Company had no significant purchases or sales of portfolio loans or reclassification of loans held for investment to loans held for sale during 2024 and 2023. At December 31, 2024, the Company had loans of $11,827,421,000 pledged as collateral for FHLB advances and FRB discount window. The Company is subject to regulatory limits for the amount of loans to any individual borrower and the Company is in compliance with this regulation as of December 31, 2024 and 2023. No borrower had outstanding loans or commitments exceeding 10 percent of the Company’s consolidated stockholders’ equity as of December 31, 2024. The Company has entered into transactions with its executive officers and directors and their affiliates. The aggregate amount of loans outstanding to such related parties at December 31, 2024 and 2023 was $110,150,000 and $110,707,000, respectively. During 2024, transactions included new loans to such related parties of $15,140,000, and repayments of $15,697,000. In management’s opinion, such loans were made in the ordinary course of business and were made on substantially the same terms as those prevailing at the time for comparable transaction with other persons. 85

Allowance for Credit Losses - Loans Receivable

The ACL is a valuation account that is deducted from the amortized cost basis to present the net amount expected to be collected on loans. The following tables summarize the activity in the ACL:

	Year ended December 31, 2024					
(Dollars in thousands)	Total	Residential Real Estate	Commercial Real Estate	Other Commercial	Home Equity	Other Consumer
Balance at beginning of period	$ 192,757	22,325	130,924	21,194	11,766	6,548
Acquisitions	3	—	3	—	—	—
Provision for credit losses	27,179	2,862	10,446	7,162	(369)	7,078
Charge-offs	(18,626)	(40)	(2,896)	(5,778)	(131)	(9,781)
Recoveries	4,728	34	68	1,822	136	2,668
Balance at end of period	$ 206,041	25,181	138,545	24,400	11,402	6,513

	Year ended December 31, 2023					
(Dollars in thousands)	Total	Residential Real Estate	Commercial Real Estate	Other Commercial	Home Equity	Other Consumer
Balance at beginning of period	$ 182,283	19,683	125,816	21,454	10,759	4,571
Provision for credit losses	20,790	2,645	6,748	1,996	969	8,432
Charge-offs	(15,095)	(20)	(2,080)	(3,891)	(129)	(8,975)
Recoveries	4,779	17	440	1,635	167	2,520
Balance at end of period	$ 192,757	22,325	130,924	21,194	11,766	6,548

	Year ended December 31, 2022					
(Dollars in thousands)	Total	Residential Real Estate	Commercial Real Estate	Other Commercial	Home Equity	Other Consumer
Balance at beginning of period	$ 172,665	16,458	117,901	24,703	8,566	5,037
Provision for credit losses	17,433	3,162	7,231	(704)	1,943	5,801
Charge-offs	(14,970)	(17)	(2,171)	(4,201)	(85)	(8,496)
Recoveries	7,155	80	2,855	1,656	335	2,229
Balance at end of period	$ 182,283	19,683	125,816	21,454	10,759	4,571

During the year ended December 31, 2024, the ACL increased primarily due to the $8,072,000 provision for credit losses recorded as a result of the Wheatland and RMB acquisitions. During the years ended December 31, 2023, and 2022, the ACL increased primarily as a result of loan portfolio growth.

The sizeable charge-offs in the other consumer loan segment was driven by deposit overdraft charge-offs which typically experience high charge-off rates and the amounts were comparable to historical trends. The other segments generally experience routine charge-offs and recoveries, with occasional large credit relationships charge-offs and recoveries that cause fluctuations from prior periods. During the year ended December 31, 2024, there have been no significant changes to the types of collateral securing collateral-dependent loans.

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Aging Analysis

The following tables present an aging analysis of the recorded investment in loans:

(Dollars in thousands)	December 31, 2024 Total	Residential Real Estate	Commercial Real Estate	Other Commercial	Home Equity	Other Consumer
Accruing loans 30-59 days past due	$ 25,347	5,195	8,852	6,261	1,965	3,074
Accruing loans 60-89 days past due	6,881	404	2,792	1,180	1,699	806
Accruing loans 90 days or more past due	6,177	1,509	2,899	985	646	138
Non-accrual loans with no ACL	20,060	6,850	8,012	1,691	2,826	681
Non-accrual loans with ACL	385	75	—	167	—	143
Total past due and non-accrual loans	58,850	14,033	22,555	10,284	7,136	4,842
Current loans receivable	17,202,999	1,844,896	10,941,158	3,109,251	923,858	383,836
Total loans receivable	$17,261,849	1,858,929	10,963,713	3,119,535	930,994	388,678

(Dollars in thousands)	December 31, 2023 Total	Residential Real Estate	Commercial Real Estate	Other Commercial	Home Equity	Other Consumer
Accruing loans 30-59 days past due	$ 43,455	5,342	18,134	12,745	3,006	4,228
Accruing loans 60-89 days past due	6,512	729	2,439	774	1,527	1,043
Accruing loans 90 days or more past due	3,312	107	2,161	530	283	231
Non-accrual loans with no ACL	20,722	2,562	13,680	1,869	1,966	645
Non-accrual loans with ACL	94	—	—	7	—	87
Total past due and non-accrual loans	74,095	8,740	36,414	15,925	6,782	6,234
Current loans receivable	16,123,987	1,695,804	10,266,892	2,885,938	881,231	394,122
Total loans receivable	$16,198,082	1,704,544	10,303,306	2,901,863	888,013	400,356

The Company had $351,000, $356,000, and $1,175,000 of interest reversed on non-accrual loans during the year ended December 31, 2024, December 31, 2023, and December 31, 2022, respectively.

Collateral-Dependent Loans

A loan is considered collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. The collateral on the loans is a significant portion of what secures the collateral-dependent loans and significant changes to the fair value of the collateral can impact the ACL. During 2024, there were no significant changes to collateral which secures the collateral-dependent loans, whether due to general deterioration or other reasons. The following tables present the amortized cost basis of collateral-dependent loans by collateral type:

(Dollars in thousands)	December 31, 2024 Total	Residential Real Estate	Commercial Real Estate	Other Commercial	Home Equity	Other Consumer
Business assets	$ 11,483	—	—	11,480	—	3
Residential real estate	14,425	6,924	4,107	508	2,808	78
Other real estate	22,016	1	21,066	561	18	370
Other	1,055	—	—	383	—	672
Total	$ 48,979	6,925	25,173	12,932	2,826	1,123

87

December 31, 2023 (Dollars in thousands) Total Residential Real Estate Commercial Real Estate Other Commercial Home Equity Other Consumer Business assets $ 3,236 — 6 3,230 — — Residential real estate 17,578 11,099 4,317 98 1,968 96 Other real estate 21,635 35 20,598 620 25 357 Other 595 — — 15 — 580 Total $ 43,044 11,134 24,921 3,963 1,993 1,033 Loan Modifications Made to Borrowers Experiencing Financial Difficulty The following disclosures for loan modifications made to borrowers experiencing financial difficulty (“MBFD”) are presented in accordance with ASC Topic 310. The following tables show the amortized cost basis at the end of the periods of the loans modified to borrowers experiencing financial difficulty by segment: At or for the Year ended December 31, 2024 Term Extension and Payment Deferral Combination - Term Extension and Interest Rate Reduction (Dollars in thousands) Amortized Cost Basis % of Total Class of Financing Receivable Amortized Cost Basis % of Total Class of Financing Receivable Total Residential real estate $ — — % $ — — % $ — Commercial real estate 11,993 0.10% 28,850 0.30% 40,843 Other commercial 13,721 0.40% 468 — % 14,189 Home equity — — % — — % — Other consumer — — % — — % — Total $ 25,714 $ 29,318 $ 55,032 At or for the Year ended December 31, 2023 Term Extension and Payment Deferral Combination - Term Extension and Interest Rate Reduction (Dollars in thousands) Amortized Cost Basis % of Total Class of Financing Receivable Amortized Cost Basis % of Total Class of Financing Receivable Total Residential real estate $ 679 — % $ — — % $ 679 Commercial real estate 46,028 0.40% 2,863 — % 48,891 Other commercial 9,218 0.30% 1,702 0.10% 10,920 Home equity 49 — % — — % 49 Other consumer 20 — % — — % 20 Total $ 55,994 $ 4,565 $ 60,559 88

The following tables describe the financial effect of the modifications made to borrowers experiencing financial difficulty by segment: At or for the Year ended December 31, 2024 (Dollars in thousands) Weighted Average Interest Rate Reduction Weighted Average Term Extension Principal Forgiveness Commercial real estate 1.91% 3 months $— Other commercial 0.10% 5 months $— At or for the Year ended December 31, 2023 (Dollars in thousands) Weighted Average Interest Rate Reduction Weighted Average Term Extension Principal Forgiveness Residential real estate —% 1 month $— Commercial real estate 0.88% 1.1 years $— Other commercial 0.24% 8 months $— Home equity —% 7 months $— Other consumer —% 10 months $10 The following tables depict the performance of loans that have been modified in the last twelve months by segment: December 31, 2024 (Dollars in thousands) Total Current 30-89 Days Past Due 90 Days or More Past Due Non-Accrual Commercial real estate $ 40,843 37,585 — — 3,258 Other commercial 14,189 12,829 1,029 — 331 Total $ 55,032 50,414 1,029 — 3,589 December 31, 2023 (Dollars in thousands) Total Current 30-89 Days Past Due 90 Days or More Past Due Non-Accrual Residential real estate $ 679 679 — — — Commercial real estate 48,891 45,181 2,159 — 1,551 Other commercial 10,920 10,360 31 — 529 Home equity 49 — — — 49 Other consumer 20 20 — — — Total $ 60,559 56,240 2,190 — 2,129 Loans that were modified in the twelve months that had a payment default during the period had an ending balances of $183,000 for period ending December 31, 2024, and were included in other commercial loans. During the period ending December 31, 2023, there were loans with period ending balances of $2,159,000 and $37,000 that were modified during the twelve months that had a payment default, and were included in commercial real estate and other commercial loans, respectively. There were $462,000 and $5,361,000 of additional unfunded commitments on MBFD’s outstanding at December 31, 2024 and 2023, respectively. At December 31, 2024 and 2023, the Company had $207,000 and $98,000, respectively, of consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings are in process. At December 31, 2024 and 2023, the Company had $0 and $15,000, respectively, of OREO secured by residential real estate properties. Credit Quality Indicators The Company categorizes commercial real estate and other commercial loans into risk categories based on relevant information about the ability of borrowers to service their obligations. The following tables present the amortized cost in commercial real estate and other commercial loans based on the Company’s internal risk rating. The date of a modification, renewal or extension of a loan is considered for the year of origination if the terms of the loan are as favorable to the Company as the terms are for a comparable loan to other borrowers with similar credit risk. 89

	December 31, 2024					
(Dollars in thousands)	Gross Charge-Offs	Total	Pass	Special Mention	Substandard	Doubtful/ Loss
Commercial real estate loans						
Term loans by origination year						
2024	$ —	1,321,385	1,287,352	5,674	28,359	—
2023	—	1,334,689	1,311,808	18,151	4,730	—
2022	1,437	2,367,874	2,307,217	26,662	33,995	—
2021	1,128	2,043,830	1,988,629	30,965	24,236	—
2020	5	1,043,858	1,036,774	—	7,084	—
Prior	326	2,515,573	2,446,084	25,922	43,567	—
Revolving loans	—	336,504	331,130	1,199	4,175	—
Total	$ 2,896	10,963,713	10,708,994	108,573	146,146	—

	December 31, 2024					
(Dollars in thousands)	Gross Charge-Offs	Total	Pass	Special Mention	Substandard	Doubtful/ Loss
Other commercial loans						
Term loans by origination year						
2024	$ 4,260	407,909	402,180	3,687	1,641	401
2023	83	315,890	312,154	533	3,203	—
2022	373	496,999	492,111	463	4,423	2
2021	525	462,173	452,731	743	8,680	19
2020	291	203,771	199,643	44	4,083	1
Prior	246	495,291	468,850	—	26,441	—
Revolving loans	—	737,502	706,991	17,612	12,886	13
Total	$ 5,778	3,119,535	3,034,660	23,082	61,357	436

	December 31, 2023					
(Dollars in thousands)	Gross Charge-Offs	Total	Pass	Special Mention	Substandard	Doubtful/ Loss
Commercial real estate loans						
Term loans by origination year						
2023	$ 889	1,316,100	1,313,446	97	2,557	—
2022	430	2,547,939	2,520,484	12,855	14,600	—
2021	145	2,200,677	2,178,153	19,782	2,742	—
2020	—	1,130,117	1,124,525	—	5,592	—
2019	—	691,810	656,203	1,104	34,503	—
Prior	616	2,129,808	2,053,011	18,818	57,948	31
Revolving loans	—	286,855	285,432	1	1,421	1
Total	$ 2,080	10,303,306	10,131,254	52,657	119,363	32

	December 31, 2023					
(Dollars in thousands)	Gross Charge-Offs	Total	Pass	Special Mention	Substandard	Doubtful/ Loss
Other commercial loans						
Term loans by origination year						
2023	$ 3,080	369,059	367,337	—	1,603	119
2022	406	566,295	561,567	3,319	1,408	1
2021	—	531,558	519,151	10,187	2,218	2
2020	92	245,962	240,613	—	5,347	2
2019	—	145,828	141,336	—	4,490	2
Prior	313	448,619	443,400	—	5,219	—
Revolving loans	—	594,542	577,953	11,977	4,612	—
Total	$ 3,891	2,901,863	2,851,357	25,483	24,897	126

90

For residential real estate, home equity and other consumer loan segments, the Company evaluates credit quality primarily on the aging status of the loan. The following tables present the amortized cost in residential real estate, home equity and other consumer loans based on payment performance:

	December 31, 2024				
(Dollars in thousands)	Gross Charge-Offs	Total	Performing	30-89 Days Past Due	Non-Accrual and 90 Days or More Past Due
Residential real estate loans					
Term loans by origination year					
2024	$ 40	211,519	210,806	—	713
2023	—	267,000	264,817	1,407	776
2022	—	655,918	652,993	2,566	359
2021	—	455,196	452,628	959	1,609
2020	—	90,752	90,649	—	103
Prior	—	178,544	173,003	667	4,874
Revolving loans	—	—	—	—	—
Total	$ 40	1,858,929	1,844,896	5,599	8,434
Home equity loans					
Term loans by origination year					
2024	$ —	219	219	—	—
2023	17	1,072	1,045	—	27
2022	8	1,858	1,858	—	—
2021	—	780	780	—	—
2020	—	78	78	—	—
Prior	106	4,353	4,264	4	85
Revolving loans	—	922,634	915,614	3,660	3,360
Total	$ 131	930,994	923,858	3,664	3,472
Other consumer loans					
Term loans by origination year					
2024	$ 8,456	116,312	114,164	2,139	9
2023	431	89,684	89,218	262	204
2022	467	64,808	63,843	665	300
2021	238	36,755	36,233	261	261
2020	34	18,648	18,601	41	6
Prior	155	20,014	19,738	103	173
Revolving loans	—	42,457	42,039	409	9
Total	$ 9,781	388,678	383,836	3,880	962

91

(Dollars in thousands)	December 31, 2023				
	Gross Charge-Offs	Total	Performing	30-89 Days Past Due	Non-Accrual and 90 Days or More Past Due
Residential real estate loans					
Term loans by origination year					
2023	$ —	234,568	233,753	815	—
2022	5	673,782	671,196	2,586	—
2021	—	495,645	495,645	—	—
2020	—	99,199	99,199	—	—
2019	—	42,054	42,054	—	—
Prior	15	158,828	153,489	2,670	2,669
Revolving loans	—	468	468	—	—
Total	$ 20	1,704,544	1,695,804	6,071	2,669
Home equity loans					
Term loans by origination year					
2023	$ —	—	—	—	—
2022	—	20	20	—	—
2021	48	—	—	—	—
2020	50	21	21	—	—
2019	—	178	178	—	—
Prior	31	5,492	5,277	11	204
Revolving loans	—	882,302	875,735	4,522	2,045
Total	$ 129	888,013	881,231	4,533	2,249
Other consumer loans					
Term loans by origination year					
2023	$ 7,801	139,295	137,035	2,079	181
2022	715	98,630	97,536	870	224
2021	170	62,961	62,107	805	49
2020	85	29,143	29,012	119	12
2019	73	12,335	12,279	43	13
Prior	131	17,314	16,664	173	477
Revolving loans	—	40,678	39,489	1,182	7
Total	$ 8,975	400,356	394,122	5,271	963

92

Note 4. Premises and Equipment Premises and equipment, net of accumulated depreciation, consist of the following: (Dollars in thousands) December 31, 2024 December 31, 2023 Land $ 84,402 76,557 Buildings and construction in progress 395,458 344,906 Furniture, fixtures and equipment 123,901 120,096 Leasehold improvements 15,950 16,328 Accumulated depreciation (207,743) (201,159) Net premises and equipment, excluding ROU assets 411,968 356,728 ROU assets, net 56,252 65,063 Net premises and equipment $ 468,220 421,791 The Company capitalized interest related to assets of $618,000 and $913,000 for the years ended December 31, 2024 and December 31, 2023, respectively. The Company had $8,122,000, and $0 of premises held for sale at December 31, 2024 and December 31, 2023, respectively. Leases The Company leases certain land, premises and equipment from third parties. ROU assets for operating and finance leases are included in net premises and equipment and lease liabilities are included in other liabilities and other borrowed funds, respectively, on the Company’s statements of financial condition. The following table summarizes the Company’s leases: December 31, 2024 December 31, 2023 (Dollars in thousands) Finance Leases Operating Leases Finance Leases Operating Leases ROU assets $ 31,022 31,222 Accumulated depreciation (11,056) (6,940) Net ROU assets $ 19,966 36,286 24,282 40,781 Lease liabilities $ 21,279 39,902 25,116 44,319 Weighted-average remaining lease term 11 years 15 years 11 years 16 years Weighted-average discount rate 3.6% 3.7% 3.6% 3.7% 93

Maturities of lease liabilities consist of the following: December 31, 2024 (Dollars in thousands) Finance Leases Operating Leases Maturing within one year $ 4,666 4,651 Maturing one year through two years 4,677 4,724 Maturing two years through three years 4,686 4,433 Maturing three years through four years 589 3,752 Maturing four years through five years 596 3,429 Thereafter 10,549 33,608 Total lease payments 25,763 54,597 Present value of lease payments Short-term 3,985 3,245 Long-term 17,294 36,657 Total present value of lease payments 21,279 39,902 Difference between lease payments and present value of lease payments $ 4,484 14,695 The components of lease expense included in other expense on the consolidated statements of operations consist of the following: Year ended (Dollars in thousands) December 31, 2024 December 31, 2023 Finance lease cost Amortization of ROU assets 4,364 4,201 Interest on lease liabilities 844 958 Operating lease cost 5,204 5,531 Short-term lease cost 481 633 Variable lease cost 1,706 1,666 Sublease income (44) (39) Total lease expense 12,555 12,950 Supplemental cash flow information related to leases is as follows: Year ended December 31, 2024 December 31, 2023 (Dollars in thousands) Finance Leases Operating Leases Finance Leases Operating Leases Cash paid for amounts included in the measurement of lease liabilities Operating cash flows $ 844 3,418 958 3,500 Financing cash flows 3,852 N/A 3,588 N/A ______________________________ N/A - Not applicable The Company also leases office space to third parties through operating leases. Rent income from these leases for the year ended December 31, 2024 and 2023 was $1,592,000 and $1,298,000, respectively, and is recorded in other income within non-interest income. 94

Note 5. Other Intangible Assets and Goodwill The following table sets forth information regarding the Company’s core deposit intangibles and other intangibles: At or for the Years ended (Dollars in thousands) December 31, 2024 December 31, 2023 December 31, 2022 Gross carrying value $ 120,912 95,120 95,120 Accumulated amortization (69,730) (63,250) (53,519) Net carrying value $ 51,182 31,870 41,601 Aggregate amortization expense $ 12,757 9,731 10,658 Estimated amortization expense for the years ending December 31, 2025 $ 12,941 2026 11,368 2027 9,912 2028 5,905 2029 4,023 The following schedule discloses the changes in the carrying value of goodwill: Years ended (Dollars in thousands) December 31, 2024 December 31, 2023 December 31, 2022 Net carrying value at beginning of period $ 985,393 985,393 985,393 Acquisitions and adjustments 65,925 — — Net carrying value at end of period $ 1,051,318 985,393 985,393 The Company evaluates goodwill for possible impairment utilizing a control premium analysis. The analysis first calculates the market capitalization and then adjusts such value for a control premium range which results in an implied fair value. The control premium range is determined based on historical control premiums for acquisitions that are comparable to the Company and is obtained from an independent third party. The calculated implied fair value is then compared to the book value to determine whether a goodwill impairment will be recognized and the amount of the impairment. The Company performed its annual goodwill impairment test during the third quarter of 2024 and determined the fair value of the aggregated reporting units exceeded the carrying value, such that the Company’s goodwill was not considered impaired. In recognition, there were no events or circumstances that occurred during the fourth quarter of 2024 that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value, the Company did not perform interim testing at December 31, 2024. Changes in the economic environment, operations of the aggregated reporting units, or other factors could result in the decline in the fair value of the aggregated reporting units which could result in a goodwill impairment in the future. Accumulated impairment charges were $40,159,000 as of December 31, 2024 and 2023. 95

Note 6. Loan Servicing Mortgage loans that are serviced for others are not reported as assets, only the servicing rights are recorded and included in other assets. The following schedules disclose the change in the carrying value of mortgage servicing rights that is included in other assets, principal balances of loans serviced and the fair value of mortgage servicing rights: Years ended (Dollars in thousands) December 31, 2024 December 31, 2023 December 31, 2022 Carrying value at beginning of period $ 12,534 13,488 12,839 Additions 811 434 2,461 Amortization (1,387) (1,388) (1,812) Carrying value at end of period $ 11,958 12,534 13,488 Principal balances of loans serviced for others $ 1,507,439 1,570,834 1,661,294 Fair value of servicing rights $ 17,902 18,000 19,716 Note 7. Variable Interest Entities A VIE is a partnership, limited liability company, trust or other legal entity that meets one of the following criteria: 1) the entity’s equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; 2) the holders of the equity investment at risk, as a group, lack the characteristics of a controlling financial interest; and 3) the voting rights of some holders of the equity investment at risk are disproportionate to their obligation to absorb losses or receive returns, and substantially all of the activities are conducted on behalf of the holder of equity investment at risk with disproportionately few voting rights. A VIE must be consolidated by the Company if it is deemed to be the primary beneficiary, which is the party involved with the VIE that has both: 1) the power to direct the activities of the VIE that most significantly affect the VIE’s economic performance; and 2) the obligation to absorb the losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company’s VIEs are regularly monitored to determine if any reconsideration events have occurred that could cause the primary beneficiary status to change. A previously unconsolidated VIE is consolidated when the Company becomes the primary beneficiary. A previously consolidated VIE is deconsolidated when the Company ceases to be the primary beneficiary or the entity is no longer a VIE. Consolidated Variable Interest Entities The Company has equity investments in Certified Development Entities (“CDE”) which have received allocations of New Markets Tax Credits (“NMTC”). The NMTC program provides federal tax incentives to investors to make investments in distressed communities and promotes economic improvements through the development of successful businesses in these communities. The NMTC is available to investors over seven years and is subject to recapture if certain events occur during such period. The maximum exposure to loss in the CDEs is the amount of equity invested and credit extended by the Company. However, the Company has credit protection in the form of indemnification agreements, guarantees, and collateral arrangements. The Company has evaluated the variable interests held by the Company in each CDE (NMTC) investment and determined the Company does not individually meet the characteristics of a primary beneficiary; however, the related party group does meet the criteria as a group and substantially all of the activities of the CDEs either involve or are conducted on behalf of the Company. As a result, the Company is the primary beneficiary of the CDEs and their assets, liabilities, and results of operations are included in the Company’s consolidated financial statements. The primary activities of the CDEs are recognized in commercial loans interest income and other borrowed funds interest expense on the Company’s consolidated statements of operations and the federal income tax credit allocations from the investments are recognized in the Company’s consolidated statements of operations as a component of income tax expense. Such related cash flows are recognized in loans originated, principal collected on loans and change in other borrowed funds. The Bank is also the sole member of certain tax credit funds that make direct investments in qualified affordable housing projects (e.g., Low-Income Housing Tax Credit [“LIHTC”] partnerships). As such, the Company is the primary beneficiary of these tax credit funds and their assets, liabilities, and results of operations are included in the Company’s consolidated financial statements. 96

The following table summarizes the carrying amounts of the consolidated VIEs' assets and liabilities included in the Company's statements of financial condition and are adjusted for intercompany eliminations. All assets presented can be used only to settle obligations of the consolidated VIEs and all liabilities presented consist of liabilities for which creditors and other beneficial interest holders therein have no recourse to the general credit of the Company.

(Dollars in thousands)		December 31, 2024	December 31, 2023
Assets			
Loans receivable	$	123,064	136,527
Premises and equipment, net		—	—
Accrued interest receivable		—	376
Other assets		79,858	48,924
Total assets	$	202,922	185,827
Liabilities			
Other borrowed funds	$	62,062	56,578
Accrued interest payable		270	242
Other liabilities		27,577	182
Total liabilities	$	89,909	57,002

Unconsolidated Variable Interest Entities

The Company has equity investments in LIHTC partnerships, both directly and through tax credit funds, with carrying values of $203,124,000 and $83,962,000 as of December 31, 2024 and 2023, respectively. The LIHTCs are indirect federal subsidies to finance low-income housing and are used in connection with both newly constructed and renovated residential rental buildings. Once a project is placed in service, it is generally eligible for the tax credit for ten years. To continue generating the tax credit and to avoid tax credit recapture, a LIHTC building must satisfy specific low-income housing compliance rules for a full fifteen years. The maximum exposure to loss in the VIEs is the amount of equity invested and credit extended by the Company. However, the Company has credit protection in the form of indemnification agreements, guarantees, and collateral arrangements. The Company has evaluated the variable interests held by the Company in each LIHTC investment and determined that the Company does not have controlling financial interests in such investments and is not the primary beneficiary. The Company reports the investments in the unconsolidated LIHTCs as other assets on the Company's statements of financial condition and any unfunded equity commitments in other liabilities. There were no impairment losses on the Company's LIHTC investments during the years ended December 31, 2024, 2023 and 2022. Future unfunded contingent equity commitments related to the Company's LIHTC investments at December 31, 2024 are as follows:

(Dollars in thousands)		Amount
Years ending December 31,		
2025	$	59,511
2026		23,523
2027		7,201
2028		648
2029		826
Thereafter		2,020
Total	$	93,729

The Company has elected to use the proportional amortization method, and more specifically, the practical expedient method, for the amortization of all eligible LIHTC investments and amortization expense is recognized as a component of income tax expense. The following table summarizes the amortization expense and the amount of tax credits and other tax benefits recognized for qualified affordable housing project investments during the periods presented.

		Years ended		
(Dollars in thousands)		December 31, 2024	December 31, 2023	December 31, 2022
Amortization expense	$	19,076	15,178	11,360
Tax credits and other tax benefits recognized		25,405	19,908	15,389

97

The Company also owns the following trust subsidiaries, each of which issued trust preferred securities as capital instruments: Glacier Capital Trust II, Glacier Capital Trust III, Glacier Capital Trust IV, Citizens (ID) Statutory Trust I, Bank of the San Juans Bancorporation Trust I, First Company Statutory Trust 2001, First Company Statutory Trust 2003, FNB (UT) Statutory Trust I and FNB (UT) Statutory Trust II. The trust subsidiaries have no assets, operations, revenues or cash flows other than those related to the issuance, administration and repayment of the securities held by third parties. The trust subsidiaries are not included in the Company's consolidated financial statements because the sole asset of each trust subsidiary is a receivable from the Company, even though the Company owns all of the voting equity shares of the trust subsidiaries, has fully guaranteed the obligations of the trust subsidiaries and may have the right to redeem the third party securities under certain circumstances. The Company reports the trust preferred securities issued to the trust subsidiaries as subordinated debentures on the Company's statements of financial condition. For additional information on the Company's investments in trust subsidiaries, see Note 10.

Note 8. Deposits

Time deposits that meet or exceed the Federal Deposit Insurance Corporation Insurance ("FDIC") limit of $250,000 at December 31, 2024 and 2023 were $1,089,163,000 and $1,227,607,000, respectively.

The scheduled maturities of time deposits are as follows and includes $0 of wholesale deposits as of December 31, 2024:

(Dollars in thousands)	Amount
Years ending December 31,	
2025	$ 3,026,351
2026	62,428
2027	24,464
2028	11,845
2029	14,394
Thereafter	339
	$ 3,139,821

The Company reclassified $11,694,000 and $8,242,000 of overdraft demand deposits to loans as of December 31, 2024 and 2023, respectively. The Company has entered into deposit transactions with its executive officers, directors and their affiliates. The aggregate amount of deposits with such related parties at December 31, 2024 and 2023 was $30,403,000 and $31,706,000, respectively.

Note 9. Borrowings

The Company's securities sold under agreements to repurchase totaled $1,777,475,000 and $1,486,850,000 at December 31, 2024 and 2023, respectively, and are secured by debt securities with carrying values of $2,184,627,000 and $1,800,829,000, respectively. Securities are pledged to customers at the time of the transaction in an amount at least equal to the outstanding balance and are held in custody accounts by third parties. The fair value of collateral is continually monitored and additional collateral is provided as deemed appropriate. The following tables summarize the carrying value of the Company's repurchase agreements by remaining contractual maturity and category of collateral:

	December 31, 2024	December 31, 2023
	Remaining Contractual Maturity of the Agreements	
(Dollars in thousands)	Overnight and Continuous	
U.S. government and federal agency	$ —	113,509
Residential mortgage-backed securities	1,777,475	1,306,047
Commercial mortgage-backed securities	—	67,294
Total	$ 1,777,475	1,486,850

FHLB advances are collateralized by specifically pledged loans and debt securities, FHLB stock owned by the Company, and a blanket assignment of the unpledged qualifying loans and investments. The scheduled maturities of FHLB advances consist of the following:

98

(Dollars in thousands)	December 31, 2024 Amount	December 31, 2024 Weighted Rate	December 31, 2023 Amount	December 31, 2023 Weighted Rate
Maturing within one year	$ 1,360,000	4.79 %	$ —	— %
Maturing one year through two years	440,000	4.61 %	—	— %
Maturing two years through three years	—	— %	—	— %
Maturing three years through four years	—	— %	—	— %
Maturing four years through five years	—	— %	—	— %
Thereafter	—	— %	—	— %
Total	$ 1,800,000	4.75 %	$ —	— %

In 2023, the Company had $2,740,000,000 in FRB term borrowings that matured in March 2024. The FRB term borrowing was collateralized by debt securities and had a fixed rate of 4.38%.

The Company's other borrowed funds consisted of finance lease liabilities and other debt obligations through consolidation of certain VIEs. At December 31, 2024, the Company had $525,000,000 in unsecured lines of credit which are typically renewed on an annual basis with various correspondent entities.

The Company has entered into borrowing transactions with its related parties in connection with the certain variable interest entities. The aggregate amount of borrowings with such related parties was $10,251,000 at December 31, 2024 and 2023.

Note 10. Subordinated Debentures

The Company's subordinated debentures are reflected in the table below. The amounts include fair value adjustments from acquisitions.

(Dollars in thousands)	December 31, 2024 Balance	December 31, 2024 Rate [1]	Rate Structure	Maturity Date
Subordinated debentures owed to trust subsidiaries				
First Company Statutory Trust 2001	$ 3,710	8.147%	3 month CME Term SOFR plus 3.30%	07/31/2031
First Company Statutory Trust 2003	2,722	8.171%	3 month CME Term SOFR plus 3.25%	03/26/2033
Glacier Capital Trust II	46,393	7.668%	3 month CME Term SOFR plus 2.75%	04/07/2034
Citizens (ID) Statutory Trust I	5,155	7.261%	3 month CME Term SOFR plus 2.65%	06/17/2034
Glacier Capital Trust III	36,083	6.208%	3 month CME Term SOFR plus 1.29%	04/07/2036
Glacier Capital Trust IV	30,928	6.191%	3 month CME Term SOFR plus 1.57%	09/15/2036
Bank of the San Juans Bancorporation Trust I	2,147	6.581%	3 month CME Term SOFR plus 1.82%	03/01/2037
FNB (UT) Statutory Trust I	4,124	8.021%	3 month CME Term SOFR plus 3.10%	06/26/2033
FNB (UT) Statutory Trust II	1,843	6.341%	3 month CME Term SOFR plus 1.72%	12/15/2036
Total subordinated debentures owed to trust subsidiaries	$ 133,105			

[1] This is the paid rate on the subordinated debentures which excludes the impact from the interest rate cap derivatives. For additional information relating to interest rate cap derivatives, see Note 11.

99

Subordinated Debentures Owed to Trust Subsidiaries Trust preferred securities were issued by the Company’s trust subsidiaries, the common stock of which is wholly-owned by the Company, in conjunction with the Company issuing subordinated debentures to the trust subsidiaries. The terms of the subordinated debentures are the same as the terms of the trust preferred securities. The Company guaranteed the payment of distributions and payments for redemption or liquidation of the trust preferred securities to the extent of funds held by the trust subsidiaries. The obligations of the Company under the subordinated debentures together with the guarantee and other back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of all trusts under the trust preferred securities. The trust preferred securities are subject to mandatory redemption upon repayment of the subordinated debentures at their stated maturity date or the earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. Interest distributions are payable quarterly. The Company may defer the payment of interest at any time for a period not exceeding 20 consecutive quarters provided that the deferral period does not extend past the stated maturity. During any such deferral period, distributions on the trust preferred securities will also be deferred and the Company’s ability to pay dividends on its common shares will be restricted. Subject to prior approval by the FRB, the trust preferred securities may be redeemed at par prior to maturity at the Company’s option on or after the redemption date. All of the Company’s trust preferred securities have reached the redemption date and could be redeemed at the Company’s option. The trust preferred securities may also be redeemed at any time in whole (but not in part) for the Trusts in the event of unfavorable changes in laws or regulations that result in 1) subsidiary trusts becoming subject to federal income tax on income received on the subordinated debentures; 2) interest payable by the Company on the subordinated debentures becoming non-deductible for federal tax purposes; 3) the requirement for the trusts to register under the Investment Company Act of 1940, as amended; or 4) loss of the ability to treat the trust preferred securities as Tier 1 capital under the FRB capital adequacy guidelines. Provisions of the Dodd-Frank Act require that if a depository institution holding company exceeds $15 billion due to an acquisition, then trust preferred securities are to be excluded from Tier 1 capital beginning in the period in which the transaction occurred. During 2020, the Company’s acquisition of State Bank Corp and its subsidiary State Bank of Arizona on February 29, 2020, resulted in total consolidated assets exceeding $15 billion; accordingly the trust preferred securities were included in Tier 2 capital instead of Tier 1 beginning in 2020. For additional information on regulatory capital, see Note 12. Note 11. Derivatives and Hedging Activities Cash Flow Hedges Interest Rate Cap Derivatives. The Company has purchased interest rate caps designated as cash flow hedges with notional amounts totaling $86,500,000 on its variable rate subordinated debentures and were determined to be fully effective during the year ended December 31, 2024. The interest rate caps require receipt of variable amounts from the counterparty when interest rates rise above the strike price in the contracts. The strike prices in the five year term contracts range from 1.5 percent to 2 percent. The variable rate is based on 90 days of compounded overnight secured overnight financing (“SOFR”) plus a spread of 0.26161 percent. At December 31, 2024, and 2023 the interest rate caps had a fair value of $720,000 and $4,990,000, respectively, and were reported as other assets on the Company’s statements of financial condition. Amortization recorded on the interest rate caps totaled $168,000 and $168,000, respectively, and was reported as a component of interest expense on subordinated debentures for the years ended December 31, 2024, and 2023, respectively. The effect of cash flow hedge accounting on OCI for the periods ending December 31, 2024, 2023, and 2022 was as follows: Years ended (Dollars in thousands) December 31, 2024 December 31, 2023 December 31, 2022 Amount of gain recognized in OCI $ 777 2,006 7,809 Amount of gain reclassified from OCI to interest expense 4,879 4,605 817 Fair Value Hedges Interest Rate Swap Agreements - The Company entered into fair value hedges for a closed pool of fixed rate debt securities. The instruments are designated as fair value hedges as the changes in the fair value of the interest rate swap are expected to offset changes in the fair value of the hedged item attributable to changes in the compounded overnight SOFR rate, the designated benchmark interest rate. These derivative contracts involve the receipt of floating rate interest from a counterparty in exchange for the Company making fixed-rate payments over the life of the contract, without the exchange of the underlying notional value. 100

During the fourth quarter of 2024, the Company terminated the existing fair value hedges for $19,825,000. This basis adjustment to the carrying cost of the closed pool will be amortized over the remaining life of the securities in the closed pool. Subsequent to the termination, the Company entered into new fair value hedges that better protected the Company from the risk of changes to the overnight SOFR rate. The following tables present the notional and estimated fair value amount of derivative positions outstanding: December 31, 2024 Weighted Average (Dollars in thousands) Notional Amount Asset Derivative Liability Derivative Remaining Maturity Receive Rate Pay Rate Interest rate swap - securities $ 1,630,500 $ 9,287 $ — 1.2 years SOFR 3.68 % December 31, 2023 Weighted Average (Dollars in thousands) Notional Amount Asset Derivative Liability Derivative Remaining Maturity Receive Rate Pay Rate Interest rate swap - securities $ 1,500,000 $ — $ 17,988 2.1 years SOFR 4.63 % The following amounts were recorded on the balance sheet related to cumulative basis adjustments for fair value hedges for the respective periods: (Dollars in thousands) Amortized cost of the Hedged Assets Amortized Cost of Fair Value Hedging Included in the Carrying Amount of the Hedged Assets Line item on the balance sheet December 31, 2024 December 31, 2023 December 31, 2024 December 31, 2023 Investment securities available-for-sale $ 3,242,878 $ 3,807,239 $ (9,287) $ 17,988 The effects of the fair value hedge relationships on the income statement during the years ended were as follows: Years ended (Dollars in thousands) Location of Gain (Loss) 2024 2023 Interest rate swap Interest income on investment securities $ 20,743 (16,447) AFS debt securities Interest income on investment securities (7,451) 17,988 Residential Real Estate Derivatives The Company enters into residential real estate derivatives for commitments (“interest rate locks”) to fund certain residential real estate loans to be sold into the secondary market. At December 31, 2024 and 2023, loan commitments with interest rate lock commitments totaled $22,977,000 and $22,738,000, respectively. At December 31, 2024 and 2023, the fair value of the related derivatives on the interest rate lock commitments was $410,000 and $604,000, respectively, and was included in other assets with corresponding changes recorded in gain on sale of loans. The Company enters into free-standing derivatives to mitigate interest rate risk for most residential real estate loans to be sold. These derivatives include forward commitments to sell to-be-announced (“TBA”) securities which are used to economically hedge the interest rate risk associated with such loans and unfunded commitments. At December 31, 2024 and 2023, TBA commitments were $29,000,000 and $22,000,000, respectively. At December 31, 2024, the fair value of the related derivatives on the TBA securities was $169,000 and was included in other assets with a corresponding gain on sale of loans. At December 31, 2023, the fair value of related derivatives on the TBA securities was $350,000 and was included in other liabilities with corresponding changes recorded in gain on sale of loans. The Company does not enter into a commitment to sell these loans to an investor until the loan is funded and is ready to be delivered to the investor. Due to the forward sales commitments being short-term in nature, the corresponding derivatives are not significant. For all other residential real estate loans to be sold, the Company enters into “best efforts” forward sales commitments for the future delivery of loans to third party investors when interest rate lock commitments are entered into in order to economically hedge the effect of changes in interest rates resulting from its commitments to fund the loans. Forward sales commitments on a “best efforts” basis are not designated in hedge relationships until the loan is funded. 101

Note 12. Regulatory Capital

The Federal Reserve adopted capital adequacy guidelines that are used to assess the adequacy of capital in supervising a bank holding company. The guidelines require the Company to hold a 2.5 percent capital conservation buffer designed to absorb losses during periods of economic stress. The Company has elected to opt-out of the requirement to include accumulated other comprehensive income. As of December 31, 2024, management believes the Company and Bank meet all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide the following classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. If undercapitalized, capital distributions (including payment of a dividend) are generally restricted, as is paying management fees to its bank holding company. Failure to meet minimum capital requirements set forth in the table below can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial condition. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

At December 31, 2024 and 2023, the most recent regulatory notifications categorized the Company and Bank as well capitalized under the regulatory framework for prompt corrective action. To be well capitalized, the Bank must maintain minimum total capital, Tier 1 capital, Common Tier 1 capital and Tier 1 Leverage ratios as set forth in the table below. There are no conditions or events since December 31, 2024 that management believes have changed the Company's or Bank's risk-based capital category.

Current guidance from the Federal Reserve provides, among other things, that dividends per share on the Company's common stock generally should not exceed earnings per share, measured over the previous four fiscal quarters. In certain circumstances, Montana law also places limits or restrictions on a bank's ability to declare and pay dividends.

The following tables illustrate the FRB's adequacy guidelines and the Company's and the Bank's compliance with those guidelines:

	December 31, 2024					
	Actual		Required for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)						
Consolidated	$ 2,805,336	14.49%	$ 1,548,647	8.00%	N/A	N/A
Glacier Bank	2,629,308	13.59%	1,547,240	8.00%	$ 1,934,050	10.00%
Tier 1 capital (to risk-weighted assets)						
Consolidated	2,456,084	12.69%	1,161,486	6.00%	N/A	N/A
Glacier Bank	2,410,556	12.46%	1,160,430	6.00%	1,547,240	8.00%
Common Equity Tier 1 (to risk-weighted assets)						
Consolidated	2,456,084	12.69%	871,114	4.50%	N/A	N/A
Glacier Bank	2,410,556	12.46%	870,323	4.50%	1,257,133	6.50%
Tier 1 capital (to average assets)						
Consolidated	2,456,084	8.93%	1,099,921	4.00%	N/A	N/A
Glacier Bank	2,410,556	8.77%	1,099,231	4.00%	1,374,039	5.00%

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	December 31, 2023					
	Actual		Required for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)						
Consolidated	$ 2,724,988	14.61%	$ 1,492,211	8.00%	N/A	N/A
Glacier Bank	2,621,674	14.07%	1,490,668	8.00%	$ 1,863,335	10.00%
Tier 1 capital (to risk-weighted assets)						
Consolidated	2,397,716	12.85%	1,119,158	6.00%	N/A	N/A
Glacier Bank	2,424,902	13.01%	1,118,001	6.00%	1,490,668	8.00%
Common Equity Tier 1 (to risk-weighted assets)						
Consolidated	2,397,716	12.85%	839,369	4.50%	N/A	N/A
Glacier Bank	2,424,902	13.00%	838,501	4.50%	1,211,168	6.50%
Tier 1 capital (to average assets)						
Consolidated	2,397,716	8.71%	1,101,349	4.00%	N/A	N/A
Glacier Bank	2,424,902	8.81%	1,100,600	4.00%	1,375,750	5.00%

N/A - Not applicable

Note 13. Stock-based Compensation Plan

The Company's stock-based compensation plan, The 2015 Stock Incentive Plan, provides incentives and awards to select employees and directors of the Company and permits the granting of stock options, share appreciation rights, restricted shares, restricted stock units, unrestricted shares and performance awards. At December 31, 2024, the number of shares available to award to employees and directors under the 2015 Stock Incentive Plan was 1,311,565. Only restricted stock units were issued for the years ended December 31, 2024, 2023 and 2022.

Restricted Stock Units

The Company has awarded restricted stock units to select employees and directors under the 2015 Stock Incentive Plan. Common stock is issued as vesting restrictions lapse, which may be immediately or according to the terms of a vesting schedule. The vesting is generally zero to three years. Restricted stock units may not be sold, pledged or otherwise transferred until restrictions have lapsed. The recipient does not have the right to vote or to receive dividends until the restricted stock unit has vested. The fair value of the restricted stock unit is the closing price of the Company's common stock on the award date.

Compensation expense related to restricted stock units for the years ended December 31, 2024, 2023 and 2022 was $7,919,000, $7,895,000 and $6,756,000, respectively, and the recognized income tax benefit related to this expense was $1,973,000, $1,976,000 and $1,707,000, respectively. As of December 31, 2024, total unrecognized compensation expense of $7,045,000 related to restricted stock units is expected to be recognized over a weighted-average period of 1.7 years.

The fair value of restricted stock units that vested during the years ended December 31, 2024, 2023 and 2022 was $7,989,000, $7,410,000 and $5,624,000, respectively, and the income tax benefit related to these awards was $1,602,000, $1,691,000 and $1,585,000, respectively. Upon vesting of restricted stock units, the shares are issued from the Company's authorized stock balance.

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The following table summarizes the restricted stock unit activity for the year ended December 31, 2024:

	Restricted Stock Units	Weighted-Average Grant Date Fair Value
Non-vested at December 31, 2023	276,983	$ 50.14
Granted	165,359	38.67
Vested	(148,194)	49.04
Forfeited	(4,640)	45.57
Non-vested at December 31, 2024	289,508	43.70

The average remaining contractual term on non-vested restricted stock units at December 31, 2024 is 0.8 years. The aggregate intrinsic value of the non-vested restricted stock units at December 31, 2024 was $14,539,000.

Note 14. Employee Benefit Plans

The Company provides its qualified employees with a comprehensive benefit program, including health, dental and vision insurance, life and accident insurance, short- and long-term disability coverage, paid time off, Profit Sharing and 401(k) Plan, stock-based compensation plan, deferred compensation plans, and supplemental executive retirement plan ("SERP"). The Company has elected to self-insure certain costs related to employee health, dental and vision benefit programs. Costs resulting from non-insured losses are expensed as incurred. The Company has purchased insurance that limits its exposure on an individual claim basis for the employee health benefit programs.

Profit Sharing and 401(k) Plan

The Company's Profit Sharing and 401(k) Plan have safe harbor and employer discretionary components. To be eligible to participate in the plan, an employee must be at least 18 years of age and employed for a full three months. Employees are eligible to participate in the 401(k) plan the first day of the month once they have met the eligibility requirements. To be considered eligible for the employer discretionary contribution of the profit sharing plan, an employee must be 18 years of age, worked one full calendar quarter, worked 501 hours in the plan year and be employed as of the last day of the plan year. Participants are at all times fully vested in all contributions.

The profit sharing plan contributions consists of a 3 percent non-elective safe harbor contribution fully funded by the Company and an employer discretionary contribution. The employer discretionary contribution depends on the Company's profitability. The total profit sharing plan expense for the years ended December 31, 2024, 2023, and 2022 was $10,644,000, $13,409,000 and $23,588,000, respectively.

The 401(k) plan allows eligible employees under the age of 50 to contribute up to 60 percent, and those 50 and older to contribute up to 100 percent of their eligible annual compensation up to the limit set annually by the Internal Revenue Service ("IRS"). The Company matches an amount equal to 50 percent of the first 6 percent of an employee's contribution. The Company's contribution to the 401(k) plan for the years ended December 31, 2024, 2023 and 2022 was $6,794,000, $6,074,000, and $6,247,000, respectively.

Deferred Compensation Plans

The Company has non-funded deferred compensation plans for directors, eligible employees and certain nonemployee service providers. The plans provide for participants' elective deferral of cash payments of up to 50 percent of a participants' salary and 100 percent of bonuses and directors fees. As of December 31, 2024 and 2023, the liability related to the plans was $11,926,000 and $11,014,000, respectively, and was included in other liabilities. The total amount deferred for the plans was $1,807,000, $1,860,000, and $1,317,000, for the years ending December 31, 2024, 2023, and 2022, respectively. The participant receives an earnings credit at a rate equal to 50 percent of the Company's return on average equity. Total expense for the years ended December 31, 2024, 2023, and 2022 for the plans was $346,000, $374,000 and $443,000, respectively.

In connection with several acquisitions, the Company assumed the obligations of deferred compensation plans for certain key employees. As of December 31, 2024 and 2023, the liability related to the acquired plans was $18,837,000 and $17,931,000, respectively, and was included in other liabilities. Total expense for the years ended December 31, 2024, 2023, and 2022 for the acquired plans was $1,069,000, $1,062,000 and $1,444,000, respectively.

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Supplemental Executive Retirement Plan The Company has a SERP which is intended to supplement payments due to participants upon retirement under the Company’s other qualified plans. The Company credits the participant’s account on an annual basis for an amount equal to employer contributions that would have otherwise been allocated to the participant’s account under the tax-qualified plans were it not for limitations imposed by the IRS or the participation in the non-funded deferred compensation plan. Eligible employees include participants of the non-funded deferred compensation plan and employees whose benefits were limited as a result of IRS regulations. As of December 31, 2024 and 2023, the liability related to the SERP was $5,615,000 and $5,483,000, respectively, and was included in other liabilities. The Company’s required contribution to the SERP for the years ended December 31, 2024, 2023 and 2022 was $263,000, $643,000, and $950,000, respectively. The participant receives an earnings credit at a rate equal to 50 percent of the Company’s return on average equity. Total expense for the years ended December 31, 2024, 2023, and 2022 for the SERP was $165,000, $267,000, and $159,000, respectively. Note 15. Other Expenses Other expenses consists of the following: Years ended (Dollars in thousands) December 31, 2024 December 31, 2023 December 31, 2022 Consulting and outside services $ 22,890 16,947 15,719 Debit card expenses 14,642 12,189 9,317 Mergers and acquisition expenses 9,916 1,300 9,957 Loan expenses 8,409 8,135 7,688 VIE amortization and other expenses 7,381 7,333 7,229 Employee expenses 6,391 6,227 5,811 Telephone 5,988 6,109 6,577 Business development 5,805 5,630 5,893 Checking and operating expenses 5,044 2,781 2,284 Postage 4,939 4,300 4,095 Printing and supplies 3,334 3,130 4,026 Accounting and audit fees 2,082 1,956 2,005 Legal fees 1,845 1,490 2,210 (Gain) loss on dispositions of premises and equipment (5,100) 160 (3,047) Other 10,754 9,301 7,754 Total other expenses $ 104,320 86,988 87,518 105

Note 16. Federal and State Income Taxes The following table is a summary of consolidated income tax expense: Years ended (Dollars in thousands) December 31, 2024 December 31, 2023 December 31, 2022 Current Federal $ 23,695 27,626 42,951 State 9,857 16,548 21,950 Total current income tax expense 33,552 44,174 64,901 Deferred 1 Federal 2,010 404 1,712 State 598 103 465 Total deferred income tax expense 2,608 507 2,177 Total income tax expense $ 36,160 44,681 67,078 ______________________________ 1 Includes tax benefit of operating loss carryforwards of $307,000, $313,000, and $315,000 for the years ended December 31, 2024, 2023, and 2022, respectively. Combined federal and state income tax expense differs from that computed at the federal statutory corporate income tax rate as follows: Years ended December 31, 2024 December 31, 2023 December 31, 2022 Federal statutory rate 21.0% 21.0% 21.0% State taxes, net of federal income tax benefit 3.6% 4.9% 4.8% Tax-exempt interest income (4.5%) (4.3%) (4.4%) Tax credits (5.5%) (5.6%) (2.8%) Other, net 1.4% 0.7% (0.5%) Effective income tax rate 16.0% 16.7% 18.1% 106

The tax effect of temporary differences which give rise to a significant portion of deferred tax assets and deferred tax liabilities are as follows: (Dollars in thousands) December 31, 2024 December 31, 2023 Deferred tax assets Available-for-sale debt securities $ 102,448 124,533 Allowance for credit losses 56,430 53,074 Employee benefits 12,234 9,465 Operating lease liabilities 9,943 11,093 Deferred compensation 9,144 8,690 Acquisition fair market value adjustments 5,471 3,606 Interest rate swaps 2,356 4,502 Net operating loss carryforwards 567 919 Transferred debt securities 395 1,601 Other 3,951 4,112 Total gross deferred tax assets 202,939 221,595 Deferred tax liabilities Depreciation of premises and equipment (21,321) (17,728) Deferred loan costs (10,043) (10,103) Operating lease ROU assets (9,042) (10,207) Intangibles (7,854) (6,014) Prepaid assets (3,146) (3,098) Mortgage servicing rights (2,980) (3,137) Debt securities fair value hedge (2,356) (4,502) Other (7,242) (7,736) Total gross deferred tax liabilities (63,984) (62,525) Net deferred tax asset $ 138,955 159,070 The Company has federal net operating loss carryforwards of $1,544,000 expiring between 2024 and 2036. The Company has Colorado net operating loss carryforwards of $6,993,000 expiring between 2026 and 2037. The net operating loss carryforwards originated from acquisitions. The Company and the Bank file consolidated income tax returns for the federal jurisdiction and several states that require consolidated income tax returns. Wyoming, Washington and Nevada do not impose a corporate income tax. All required income tax returns have been timely filed. The following schedule summarizes the years that remain subject to examination as of December 31, 2024: Years ended December 31, Federal 2011, 2012, 2013, 2016, 2021, 2022 and 2023 Colorado 2009, 2010, 2011, 2012, 2020, 2021, 2022 and 2023 Arizona, California, Kentucky, Michigan, Minnesota, New Jersey, Texas, & Wisconsin 2020, 2021, 2022 and 2023 Alabama, Alaska, Arkansas, Connecticut, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Louisiana, Maryland, Massachusetts, Mississippi, Missouri, Montana, New Mexico, New York, North Carolina, North Dakota, New Hampshire, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Utah, & Virginia 2021, 2022 and 2023 107

The Company had no unrecognized income tax benefits as of December 31, 2024 and 2023. The Company recognizes interest related to unrecognized income tax benefits in interest expense and penalties are recognized in other expense. Interest expense and penalties recognized with respect to income tax liabilities for the years ended December 31, 2024, 2023, and 2022 was not significant. The Company had no accrued liabilities for the payment of interest or penalties at December 31, 2024 and 2023.

The Company has assessed the need for a valuation allowance and determined that a valuation allowance was not necessary at December 31, 2024 and 2023. The Company believes that it is more-likely-than-not that the Company's deferred tax assets will be realizable by offsetting future taxable income from reversing taxable temporary differences and anticipated future taxable income (exclusive of reversing temporary differences). In its assessment, the Company considered its strong earnings history, no history of income tax credit carryforwards expiring unused, and no expected future net operating losses (for tax purposes).

Note 17. Accumulated Other Comprehensive (Loss) Income

The following table illustrates the activity within accumulated other comprehensive (loss) income by component, net of tax:

(Dollars in thousands)	(Losses) Gains on Available-For-Sale and Transferred Debt Securities	(Losses) Gains on Derivatives Used for Cash Flow Hedges	Total
Balance at January 1, 2022	$ 27,038	321	27,359
Other comprehensive (loss) income before reclassifications	(502,611)	5,836	(496,775)
Reclassification adjustments for losses and transfers included in net income	(999)	(611)	(1,610)
Reclassification adjustments for amortization included in net income for transferred securities	2,234	—	2,234
Net current period other comprehensive (loss) income	(501,376)	5,225	(496,151)
Balance at December 31, 2022	$ (474,338)	5,546	(468,792)
Other comprehensive income before reclassifications	92,391	1,521	93,912
Reclassification adjustments for gains (losses) and transfers included in net income	24	(3,452)	(3,428)
Reclassification adjustments for amortization included in net income for transferred securities	4,195	—	4,195
Net current period other comprehensive income (loss)	96,610	(1,931)	94,679
Balance at December 31, 2023	$ (377,728)	3,615	(374,113)
Other comprehensive income before reclassifications	64,386	588	64,974
Reclassification adjustments for losses and transfers included in net income	(42)	(3,663)	(3,705)
Reclassifications adjustments for amortization included in net income for transferred securities	3,548	—	3,548
Net current period other comprehensive income (loss)	67,892	(3,075)	64,817
Balance at December 31, 2024	$ (309,836)	540	(309,296)

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Note 18. Earnings Per Share Basic earnings per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period presented. Diluted earnings per share is computed by including the net increase in shares as if dilutive outstanding restricted stock units were vested and stock options were exercised, using the treasury stock method. Basic and diluted earnings per share has been computed based on the following: Years ended (Dollars in thousands, except per share data) December 31, 2024 December 31, 2023 December 31, 2022 Net income available to common stockholders, basic and diluted $ 190,144 222,927 303,202 Average outstanding shares - basic 113,170,157 110,864,501 110,757,473 Add: dilutive restricted stock units and stock options 73,270 25,946 70,460 Average outstanding shares - diluted 113,243,427 110,890,447 110,827,933 Basic earnings per share $ 1.68 2.01 2.74 Diluted earnings per share $ 1.68 2.01 2.74 Restricted stock units and stock options excluded from the diluted average outstanding share calculation 1 461 223,626 8,642 ______________________________ 1 Anti-dilution occurs when the unrecognized compensation cost per share of a restricted stock unit or the exercise price of a stock option exceeds the market price of the Company’s stock. Note 19. Parent Holding Company Information (Condensed) The following condensed financial information was the unconsolidated information for the parent holding company: Condensed Statements of Financial Condition (Dollars in thousands) December 31, 2024 December 31, 2023 Assets Cash on hand and in banks $ 11,099 15,499 Interest bearing cash deposits 162,208 85,319 Cash and cash equivalents 173,307 100,818 Other assets 16,871 18,206 Investment in subsidiaries 3,177,785 3,043,852 Total assets $ 3,367,963 3,162,876 Liabilities and Stockholders’ Equity Dividends payable $ 613 579 Subordinated debentures 133,105 132,943 Other liabilities 10,391 9,073 Total liabilities 144,109 142,595 Common stock 1,134 1,109 Paid-in capital 2,448,758 2,350,104 Retained earnings 1,083,258 1,043,181 Accumulated other comprehensive loss (309,296) (374,113) Total stockholders’ equity 3,223,854 3,020,281 Total liabilities and stockholders’ equity $ 3,367,963 3,162,876 109

Condensed Statements of Operations and Comprehensive Income Years ended (Dollars in thousands) December 31, 2024 December 31, 2023 December 31, 2022 Income Dividends from subsidiaries $ 235,000 175,000 123,000 Intercompany charges for services 3,251 2,271 2,880 Other income 3,032 1,444 401 Total income 241,283 178,715 126,281 Expenses Compensation and employee benefits 8,142 6,552 7,003 Other operating expenses 13,536 11,167 10,247 Total expenses 21,678 17,719 17,250 Income before income tax benefit and equity in undistributed net income of subsidiaries 219,605 160,996 109,031 Income tax benefit 3,177 3,096 2,913 Income before equity in undistributed net income of subsidiaries 222,782 164,092 111,944 Equity in (distributed) undistributed net income of subsidiaries (32,638) 58,835 191,258 Net Income $ 190,144 222,927 303,202 Comprehensive Income (Loss) $ 254,961 317,606 (192,949) Condensed Statements of Cash Flows Years ended (Dollars in thousands) December 31, 2024 December 31, 2023 December 31, 2022 Operating Activities Net income $ 190,144 222,927 303,202 Adjustments to reconcile net income to net cash provided by operating activities: Subsidiary income less than (in excess of) dividends distributed 32,638 (58,835) (191,258) Stock-based compensation, net of tax benefits 1,762 1,742 1,685 Net change in other assets and other liabilities 200 7,788 1,794 Net cash provided by operating activities 224,744 173,622 115,423 Investing Activities Net additions of premises and equipment (5) (3) (4) Proceeds from sale of marketable equity securities 107 — 63 Equity contributed to subsidiaries (698) — — Net cash (used in) provided by investing activities (596) (3) 59 Financing Activities Cash dividends paid (150,034) (146,690) (157,540) Tax withholding payments for stock-based compensation (1,625) (1,795) (1,704) Proceeds from stock option exercises — — 140 Net cash used in financing activities (151,659) (148,485) (159,104) Net increase (decrease) in cash, cash equivalents and restricted cash 72,489 25,134 (43,622) Cash, cash equivalents and restricted cash at beginning of period 100,818 75,684 119,306 Cash, cash equivalents and restricted cash at end of period $ 173,307 100,818 75,684 110

Note 20. Unaudited Quarterly Financial Data (Condensed) Summarized unaudited quarterly financial data is as follows: Quarters ended 2024 (Dollars in thousands, except per share data) March 31 June 30 September 30 December 31 Interest income $ 279,402 273,834 289,578 297,036 Interest expense 112,922 107,356 109,347 105,593 Net interest income 166,480 166,478 180,231 191,443 Provision for credit losses 8,249 3,518 8,005 8,534 Net interest income after provision for credit losses 158,231 162,960 172,226 182,909 Non-interest income 29,989 32,204 34,704 31,549 Non-interest expense 151,843 140,952 144,708 140,965 Income before income taxes 36,377 54,212 62,222 73,493 Federal and state income tax expense 3,750 9,504 11,167 11,739 Net income $ 32,627 44,708 51,055 61,754 Basic earnings per share $ 0.29 0.39 0.45 0.54 Diluted earnings per share $ 0.29 0.39 0.45 0.54 Quarters ended 2023 (Dollars in thousands, except per share data) March 31 June 30 September 30 December 31 Interest income $ 231,888 247,365 264,906 273,496 Interest expense 45,696 75,385 97,852 107,040 Net interest income 186,192 171,980 167,054 166,456 Provision for credit losses 5,470 2,773 3,539 3,013 Net interest income after provision for credit losses 180,722 169,207 163,515 163,443 Non-interest income 27,895 29,079 30,240 30,865 Non-interest expense 134,982 130,604 129,576 132,196 Income before income taxes 73,635 67,682 64,179 62,112 Federal and state income tax expense 12,424 12,727 11,734 7,796 Net income $ 61,211 54,955 52,445 54,316 Basic earnings per share $ 0.55 0.50 0.47 0.49 Diluted earnings per share $ 0.55 0.50 0.47 0.49 111

Note 21. Fair Value of Assets and Liabilities Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There is a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are as follows: Level 1 Quoted prices in active markets for identical assets or liabilities Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities Transfers in and out of Level 1 (quoted prices in active markets), Level 2 (significant other observable inputs) and Level 3 (significant unobservable inputs) are recognized on the actual transfer date. There were no transfers between fair value hierarchy levels during the years ended December 31, 2024, 2023, and 2022. Recurring Measurements The following is a description of the inputs and valuation methodologies used for assets and liabilities measured at fair value on a recurring basis, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the period ended December 31, 2024. Debt securities, available-for-sale. The fair value for available-for-sale debt securities is estimated by obtaining quoted market prices for identical assets, where available. If such prices are not available, fair value is based on independent asset pricing services and models, the inputs of which are market-based or independently sourced market parameters, including but not limited to, yield curves, interest rates, volatilities, market spreads, prepayments, defaults, recoveries, cumulative loss projections, and cash flows. Such securities are classified in Level 2 of the valuation hierarchy. Where Level 1 or Level 2 inputs are not available, such securities are classified as Level 3 within the hierarchy. Fair value determinations of available-for-sale debt securities are the responsibility of the Company’s corporate accounting and treasury departments. The Company obtains fair value estimates from independent third party vendors on a monthly basis. The vendors’ pricing system methodologies, procedures and system controls are reviewed to ensure they are appropriately designed and operating effectively. The Company reviews the vendors’ inputs for fair value estimates and the recommended assignments of levels within the fair value hierarchy. The review includes the extent to which markets for debt securities are determined to have limited or no activity, or are judged to be active markets. The Company reviews the extent to which observable and unobservable inputs are used as well as the appropriateness of the underlying assumptions about risk that a market participant would use in active markets, with adjustments for limited or inactive markets. In considering the inputs to the fair value estimates, the Company places less reliance on quotes that are judged to not reflect orderly transactions, or are non-binding indications. In assessing credit risk, the Company reviews payment performance, collateral adequacy, third party research and analyses, credit rating histories and issuers’ financial statements. For those markets determined to be inactive or limited, the valuation techniques used are models for which management has verified that discount rates are appropriately adjusted to reflect illiquidity and credit risk. Loans held for sale, at fair value. Loans held for sale measured at fair value, for which an active secondary market and readily available market prices exist, are initially valued at the transaction price and are subsequently valued by using quoted prices for similar assets, adjusted for specific attributes of that loan or other observable market data, such as outstanding commitments from third party investors. Loans held for sale measured at fair value are classified within Level 2. Included in gain on sale of loans were net gains of $551,000, net gains of $264,000 and net gains of $1,427,000 for the years ended December 31, 2024, 2023 and 2022, respectively, from the changes in fair value of loans held for sale measured at fair value. Electing to measure loans held for sale at fair value reduces certain timing differences and better matches changes in fair value of these assets with changes in the value of the derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting. Loan interest rate lock commitments. Fair value estimates for loan interest rate lock commitments were based upon the estimated sales price, origination fees, direct costs, interest rate changes, etc. and were obtained from an independent third party. The components of the valuation were observable or could be corroborated by observable market data and, therefore, were classified within Level 2 of the valuation hierarchy. 112

Forward commitments to sell TBA securities. Forward commitments to sell TBA securities are used to economically hedge the interest rate risk associated with certain loan commitments. The fair value estimates for the TBA commitments were based upon the estimated sale of the TBA hedge obtained from an independent third party. The components of the valuation were observable or could be corroborated by observable market data and, therefore, were classified within Level 2 of the valuation hierarchy. Interest rate cap derivative financial instruments. Fair value estimates for interest rate cap derivative financial instruments were based upon the discounted cash flows of known payments plus the option value of each caplet which incorporates market rate forecasts and implied market volatilities. The components of the valuation were observable or could be corroborated by observable market data and, therefore, were classified within Level 2 of the valuation hierarchy. The Company also obtained and compared the reasonableness of the pricing from independent third party valuations. Interest rate swap derivative financial instruments. Fair value estimates for interest rate swap derivative financial instruments were based upon the estimated amounts to settle the contracts considering current interest rates and were calculated using discounted cash flows. The inputs used to determine fair value included the compounded overnight SOFR rate to estimate variable rate cash inflows and the overnight SOFR swap rate to estimate the discount rate. The estimated variable rate cash inflows were compared to the fixed rate outflows and such difference was discounted to a present value to estimate the fair value of the interest rate swaps. The components of the valuation were observable or could be corroborated by observable market data and, therefore, were classified within Level 2 of the valuation hierarchy. The Company also obtained and compared the reasonableness of the pricing from independent third party valuations. The following tables disclose the fair value measurement of assets and liabilities measured at fair value on a recurring basis: Fair Value Measurements At the End of the Reporting Period Using (Dollars in thousands) Fair Value December 31, 2024 Quoted Prices in Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Debt securities, available-for-sale U.S. government and federal agency $ 468,433 — 468,433 — U.S. government sponsored enterprises 310,154 — 310,154 — State and local governments 68,680 — 68,680 — Corporate bonds 14,503 — 14,503 — Residential mortgage-backed securities 2,355,516 — 2,355,516 — Commercial mortgage-backed securities 1,027,919 — 1,027,919 — Loans held for sale, at fair value 33,060 — 33,060 — Interest rate caps 720 — 720 — Interest rate swap 9,287 — 9,287 — Interest rate locks 410 — 410 — Total assets measured at fair value on a recurring basis $ 4,288,682 — 4,288,682 — 113

Fair Value Measurements At the End of the Reporting Period Using (Dollars in thousands) Fair Value December 31, 2023 Quoted Prices in Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Debt securities, available-for-sale U.S. government and federal agency $ 455,347 — 455,347 — U.S. government sponsored enterprises 299,219 — 299,219 — State and local governments 98,932 — 98,932 — Corporate bonds 26,253 — 26,253 — Residential mortgage-backed securities 2,811,263 — 2,811,263 — Commercial mortgage-backed securities 1,094,705 — 1,094,705 — Loans held for sale, at fair value 15,691 — 15,691 — Interest rate caps 4,990 — 4,990 — Interest rate locks 604 — 604 — Total assets measured at fair value on a recurring basis $ 4,807,004 — 4,807,004 — TBA hedge $ 350 — 350 — Interest rate swap 17,988 — 17,988 — Total liabilities measured at fair value on a recurring basis $ 18,338 — 18,338 — Non-recurring Measurements The following is a description of the inputs and valuation methodologies used for assets recorded at fair value on a non-recurring basis, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the period ended December 31, 2024. Other real estate owned. OREO is initially recorded at fair value less estimated cost to sell, establishing a new cost basis. OREO is subsequently accounted for at lower of cost or fair value less estimated cost to sell. Estimated fair value of OREO is based on appraisals or evaluations (new or updated). OREO is classified within Level 3 of the fair value hierarchy. Collateral-dependent loans, net of ACL. Fair value estimates of collateral-dependent loans that are individually reviewed are based on the fair value of the collateral, less estimated cost to sell. Collateral-dependent individually reviewed loans are classified within Level 3 of the fair value hierarchy. The Company’s credit department reviews appraisals for OREO and collateral-dependent loans, giving consideration to the highest and best use of the collateral. The appraisal or evaluation (new or updated) is considered the starting point for determining fair value. The valuation techniques used in preparing appraisals or evaluations (new or updated) include the cost approach, income approach, sales comparison approach, or a combination of the preceding valuation techniques. The key inputs used to determine the fair value of the collateral-dependent loans and OREO include selling costs, discounted cash flow rate or capitalization rate, and adjustment to comparables. Valuations and significant inputs obtained by independent sources are reviewed by the Company for accuracy and reasonableness. The Company also considers other factors and events in the environment that may affect the fair value. The appraisals or evaluations (new or updated) are reviewed at least quarterly and more frequently based on current market conditions, including deterioration in a borrower’s financial condition and when property values may be subject to significant volatility. After review and acceptance of the collateral appraisal or evaluation (new or updated), adjustments to the impaired loan or OREO may occur. The Company generally obtains appraisals or evaluations (new or updated) annually. 114

The following tables disclose the fair value measurement of assets with a recorded change during the period resulting from re- measuring the assets at fair value on a non-recurring basis: Fair Value Measurements At the End of the Reporting Period Using (Dollars in thousands) Fair Value December 31, 2024 Quoted Prices in Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Collateral-dependent impaired loans, net of ACL 2,052 — — 2,052 Total assets measured at fair value on a non-recurring basis $ 2,052 — — 2,052 Fair Value Measurements At the End of the Reporting Period Using (Dollars in thousands) Fair Value December 31, 2023 Quoted Prices in Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Other real estate owned $ 166 — — 166 Collateral-dependent impaired loans, net of ACL 1,332 — — 1,332 Total assets measured at fair value on a non-recurring basis $ 1,498 — — 1,498 Non-recurring Measurements Using Significant Unobservable Inputs (Level 3) The following tables present additional quantitative information about assets measured at fair value on a non-recurring basis and for which the Company has utilized Level 3 inputs to determine fair value: Fair Value Quantitative Information about Level 3 Fair Value Measurements (Dollars in thousands) December 31, 2024 Valuation Technique Unobservable Input Range (Weighted- Average) 1 Collateral-dependent impaired loans, net of ACL $ 1,605 Cost approach Selling costs 10.0% - 10.0% (10.0%) 192 Sales comparison approach Selling costs 10.0% - 20.0% (15.9%) 255 Combined approach Selling costs 10.0% - 10.0% (10.0%) $ 2,052 Fair Value Quantitative Information about Level 3 Fair Value Measurements (Dollars in thousands) December 31, 2023 Valuation Technique Unobservable Input Range (Weighted- Average) 1 Collateral-dependent impaired loans, net of ACL $ 1,258 Cost approach Selling costs 10.0% - 10.0% (10.0%) 74 Sales comparison approach Selling Costs 10.0% - 10.0% (10.0%) $ 1,332 ______________________________ 1 The range for selling cost inputs represents reductions to the fair value of the assets. 115

Fair Value of Financial Instruments The following tables present the carrying amounts, estimated fair values and the level within the fair value hierarchy of the Company’s financial instruments not carried at fair value. Receivables and payables due in one year or less, equity securities without readily determinable fair values and deposits with no defined or contractual maturities are excluded. There have been no significant changes in the valuation techniques during the period ended December 31, 2024. Cash and cash equivalents: fair value is estimated at book value. Debt securities, held-to-maturity: fair value for held-to-maturity debt securities is estimated in the same manner as available-for sale debt securities, which is described above. Loans receivable, net of ACL: The loans were fair valued on an individual basis, with consideration given to the loans' underlying characteristics, including account types, remaining terms and balance, interest rates, past delinquencies, current market rates, etc. The model utilizes a discounted cash flow approach to estimate the fair value of the loans using various assumptions such as prepayment speeds, projected default probabilities, losses given defaults, etc. The discounted cash flow approach models the credit losses directly in the projected cash flows. The model applies various assumptions regarding credit, interest, and prepayment risks for the loans based on loan types, payment types and fixed or variable classifications. Term Deposits: fair value of term deposits is estimated by discounting the future cash flows using rates of similar deposits with similar maturities. The market rates used were obtained from an independent third party based on current rates offered by the Company’s regional competitors. FHLB advances: fair value of advances is estimated based on borrowing rates currently available to the Company for advances with similar terms and maturities. FRB borrowing: fair value of borrowings through the FRB is estimated based on borrowing rates currently available to the Company through the FRB Bank Term Funding facility with similar terms and maturities Repurchase agreements and other borrowed funds: fair value of term repurchase agreements and other term borrowings is estimated based on current repurchase rates and borrowing rates currently available to the Company for repurchases and borrowings with similar terms and maturities. The estimated fair value for overnight repurchase agreements and other borrowings is book value. Subordinated debentures: fair value of the subordinated debt is estimated by discounting the estimated future cash flows using current estimated market rates obtained from an independent third party. Off-balance sheet financial instruments: unused lines of credit and letters of credit represent the principal categories of off-balance sheet financial instruments. The fair value of commitments is based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. The fair value of unused lines of credit and letters of credit is not material; therefore, such commitments are not included in the following tables. 116

Fair Value Measurements At the End of the Reporting Period Using (Dollars in thousands) Carrying Amount December 31, 2024 Quoted Prices in Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Financial assets Cash and cash equivalents $ 848,408 848,408 — — Debt securities, held-to-maturity 3,294,847 — 2,968,570 — Loans receivable, net of ACL 17,055,808 — — 17,017,298 Total financial assets $ 21,199,063 848,408 2,968,570 17,017,298 Financial liabilities Term deposits $ 3,139,821 — 3,176,722 — FHLB advances 1,800,000 — 1,797,310 — Repurchase agreements and other borrowed funds 1,860,816 — 1,860,816 — Subordinated debentures 133,105 — 122,785 — Total financial liabilities $ 6,933,742 — 6,957,633 — Fair Value Measurements At the End of the Reporting Period Using (Dollars in thousands) Carrying Amount December 31, 2023 Quoted Prices in Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Financial assets Cash and cash equivalents $ 1,354,342 1,354,342 — — Debt securities, held-to-maturity 3,502,411 — 3,180,194 — Loans receivable, net of ACL 16,005,325 — — 16,133,681 Total financial assets $ 20,862,078 1,354,342 3,180,194 16,133,681 Financial liabilities Term deposits $ 2,915,393 — 2,955,521 — FRB Bank Term Funding 2,740,000 — 2,738,031 — Repurchase agreements and other borrowed funds 1,568,545 — 1,568,545 — Subordinated debentures 132,943 — 119,768 — Total financial liabilities $ 7,356,881 — 7,381,865 — 117

Note 22. Commitments and Contingent Liabilities

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit, and involve, to varying degrees, elements of credit risk. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making off-balance sheet commitments and conditional obligations as it does for on-balance sheet instruments.

The Company had the following outstanding commitments:

(Dollars in thousands)		December 31, 2024	December 31, 2023
Unused lines of credit	$	4,190,238	4,079,511
Letters of credit		97,830	82,827
Total outstanding commitments	$	4,288,068	4,162,338

The Company is a defendant in legal proceedings arising in the normal course of business. In the opinion of management, the disposition of pending litigation will not have a material affect on the Company's consolidated financial position, results of operations or liquidity.

Note 23. Mergers & Acquisitions

On January 31, 2024, the Company acquired 100% percent of the outstanding common stock of Community Financial Group, Inc. ("CFGW") and its wholly-owned subsidiary, Wheatland Bank ("Wheatland"), a community bank based in Spokane, Washington. Wheatland provides banking services to individuals and businesses in Washington with locations in Chelan, Wenatchee, Ellensburg, Yakima, Quincy, Moses Lake, Pasco, Odessa, Davenport, Ritzville, and Spokane. Wheatland merged into the Bank and became a new bank division headquartered in Spokane and the Bank's existing Washington-based division, North Cascades Bank, combined with the new Wheatland division. The preliminary value of the Wheatland acquisition was $93,156,000 and as part of the transaction, the Company issued 2,389,684 shares of its common stock and paid $771,000 in cash in exchange for all of Wheatland's outstanding shares of common stock and options to purchase common stock. The fair value of the Company shares issued was determined on the basis of the closing market price of the Company's common stock on the January 31, 2024 acquisition date. The excess of the preliminary fair value of consideration transferred over total identifiable net assets was recorded as goodwill. The goodwill arising from the acquisition consists largely of the synergies and economies of scale expected from combining the operations of the Bank and Wheatland. None of the goodwill is deductible for income tax purposes as the acquisition was accounted for as a tax-free exchange.

On July 19, 2024, the Bank completed its acquisition of six Montana branch banking offices of Rocky Mountain Bank ("RMB") from HTLF Bank ("HTLF"). The RMB branches are located in Billings, Bozeman, Plentywood, Stevensville, and Whitehall. The RMB branches have joined Glacier Bank divisions operating in Montana. The Bank paid a premium of $25,238,000 for deposit relationships with balances of $396,690,000 and loans with balances of $271,569,000, and received cash of $102,019,000 from HTLF. The excess of the fair value of consideration transferred over total identified net assets was recorded as goodwill. The goodwill arising from the acquisition consist largely of the synergies and economies of scale expected from combining the operations of the Company and the acquired branches. The goodwill is deductible for income tax purposes because the acquisition was accounted for as a purchase of assets and assumption of liabilities for tax purposes.

The assets and liabilities of Wheatland and RMB were recorded on the Company's consolidated statements of financial condition at their preliminary estimated fair values as of the respective acquisition dates and the results of operations have been included in the Company's consolidated statements of operations since those dates. The acquisitions constituted a business combination as defined in ASC Topic 805, Business Combinations. The Company determined fair values in accordance with the guidance provided in ASC Topic 820, *Fair Value Measurements and Disclosures*. In many cases, the determination of these fair values require management to make estimates about discount rates, future expected cash flows, market conditions and other future events that are subjective in nature and subject to change, and actual results could differ materially.

The following table discloses the preliminary fair value estimates of the consideration transferred, the total identifiable net assets acquired and the resulting goodwill arising from the Wheatland and RMB branch acquisitions. The Company is continuing to obtain information to determine the fair values of assets acquired and liabilities assumed.

118

(Dollars in thousands)	Wheatland January 31, 2024	RMB Branches July 19, 2024
Fair value of consideration transferred		
Fair value of Company shares issued	$ 92,385	$ —
Cash consideration or deposit premium paid	771	25,238
Total fair value of consideration transferred	93,156	25,238
Recognized amounts of identifiable assets acquired and liabilities assumed		
Identifiable assets acquired		
Cash and cash equivalents	31,674	102,019
Debt securities	187,183	—
Loans receivable, net of ACL	452,737	271,569
Core deposit intangible [1]	16,936	11,808
Accrued income and other assets	51,029	15,114
Total identifiable assets acquired	739,559	400,510
Liabilities assumed		
Deposits	616,955	396,690
Borrowings	58,500	4,305
Accrued expenses and other liabilities	9,094	2,057
Total liabilities assumed	684,549	403,052
Total identifiable net assets (liabilities)	55,010	(2,542)
Goodwill recognized	$ 38,146	$ 27,780

[1] The core deposit intangible for each of the acquisitions were determined to have an estimated life of 10 years.

The preliminary fair values of the Wheatland and the RMB branch assets acquired include loans with fair values of $452,740,000 and $271,569,000, respectively. The gross principal and contractual interest due under the loans acquired in Wheatland and RMB transactions were $468,882,000 and $288,920,000, respectively. The Company evaluated the loans at each respective acquisition date and determined there were PCD loans of $1,655,000 with an ACL of $3,000 related to the Wheatland acquisition, and no PCD loans from the RMB branch acquisition.

The Company incurred $7,722,000 and $1,889,000 of expenses in connection with the Wheatland and RMB branch acquisitions during the year ended December 31, 2024, respectively. Mergers and acquisition expenses are included in other expense in the Company's consolidated statements of operations and consist of third-party costs and employee severance expenses.

Total income consisting of net interest income and non-interest income of the acquired operations of Wheatland was approximately $30,402,000 and net loss was approximately $6,205,000 from January 31, 2024 to December 31, 2024. Total income consisting of net interest income and non-interest income of the acquired branches of RMB was approximately $6,740,000 and net income was approximately $831,000 from July 19, 2024 to December 31, 2024. The following unaudited pro forma summary presents consolidated information of the Company as if the Wheatland and RMB branch acquisitions had occurred on January 1, 2023:

	Year ended	
(Dollars in thousands)	December 31, 2024	December 31, 2023
Net interest income and non-interest income	$ 841,031	852,055
Net income	193,161	239,301

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Note 24. Subsequent Event On January 13, 2025, the Company announced the signing of a definitive agreement to acquire the Bank of Idaho Holding Co. (“BOID”) and its wholly-owned subsidiary Bank of Idaho, a community bank based in Idaho Falls, Idaho, collectively (“BOI”). BOI provides banking services to individuals and businesses with 15 branch locations throughout Eastern Idaho, Boise Metro and Eastern Washington. As of December 31, 2024, BOI had total assets of approximately $1,327,517,000, gross loans of approximately $1,032,706,000, and total deposits of approximately $1,119,372,000. The acquisition is subject to required regulatory and shareholder approvals and other customary conditions of closing and is anticipated to take place in the second quarter of 2025. Upon closing of the transaction, the branches of BOI will join existing operations of three existing Glacier Bank divisions. The Eastern Idaho operations of BOI will join Citizens Community Bank, the Boise operations will join Mountain West Bank, and the Eastern Washington operations will join Wheatland Bank. The purchase price is subject to adjustment and will be determined at closing. 120

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure There have been no changes or disagreements with accountants on accounting and financial disclosure. Item 9A. Controls and Procedures Evaluation of Disclosure Controls and Procedures An evaluation was carried out under the supervision and with the participation of the Company’s management, including the CEO and Chief Financial Officer (“CFO”), of the effectiveness of the disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that as of the end of the period covered by this report, the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in reports that are filed or submitted under the Securities Exchange Act of 1934 are recorded, processed, summarized and timely reported as provided in the SEC’s rules and forms. As a result of this evaluation, there were no significant changes in the internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonable likely to materially affect, the internal control over financial reporting. Management’s Report on Internal Control Over Financial Reporting Management is responsible for establishing and maintaining effective internal control over financial reporting as it relates to its financial statements presented in conformity with GAAP. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with GAAP. Internal control over financial reporting includes self-monitoring mechanisms and actions are taken to correct deficiencies as they are identified. There are inherent limitations in any internal control, no matter how well designed, misstatements due to error or fraud may occur and not be detected, including the possibility of circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time. Management assessed its internal control structure over financial reporting as of December 31, 2024. This assessment was based on criteria for effective internal control over financial reporting described in the “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management asserts that the Company maintained effective internal control over financial reporting as it relates to its financial statements presented in conformity with GAAP. Forvis Mazars, LLP, Denver, Colorado, (U.S. PCAOB Auditor Firm ID 686), the independent registered public accounting firm that audited the financial statements for the year ended December 31, 2024, has issued an audit report on the Company’s internal control over financial reporting. Such audit report expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 and is included in “Item 8. Financial Statements and Supplementary Data.” Item 9B. Other Information (a). The Company entered into amended and restated employment agreements with Ryan Screnar and Lee Groom, effective as of February 20, 2025 (each, an "Executive"). In each case, the current agreements were amended to provide that any bonus payable on certain employment terminations related to a Change in Control of the Company, as defined in the agreements, will be calculated based on two times the sum of (a) Executive’s annualized base salary at the time of the termination and (b) the greater of (i) the full amount of the cash bonus earned by the Executive in the prior calendar year or (ii) the full amount of the target cash bonus that would be paid or payable in the year in which the termination occurs as if Executive and the Company had met all applicable financial goals. The original agreements had based the calculation on two times the Executive’s prior year’s W-2 income. The terms of each Executive’s employment agreement are otherwise unchanged. The amended and restated employment agreements for each Executive are filed as Exhibits [10(l)] and [10(m)] to this Annual Report on Form 10-K. (b). None Item 9C. Disclosures Regarding Foreign Jurisdictions that Prevent Inspections None 121

PART III Item 10. Directors, Executive Officers and Corporate Governance Information regarding “Directors and Executive Officers” is set forth under the headings “Election of Directors” and “Management – Named Executive Officers Who Are Not Directors” of the Company’s 2025 Annual Meeting Proxy Statement (“2025 Proxy Statement”) and is incorporated herein by reference. Information regarding the Company’s Corporate Governance, including the Audit Committee, is set forth under the headings of “Corporate Governance” and “Report of Audit Committee” in the Company’s 2025 Proxy Statement and is incorporated herein by reference. The Company has adopted a Code of Ethics for Senior Financial Officers, a Director Code of Ethics and a Code of Ethics and Conduct applicable to all employees. Each of the codes is available electronically by visiting the Company’s website at www.glacierbancorp.com and clicking on “Governance Documents” or by writing to: Glacier Bancorp, Inc., Corporate Secretary, 49 Commons Loop, Kalispell, Montana 59901. Waivers of the applicable code for directors or executive officers are required to be approved by the Company’s Board of Directors. Information regarding any such waivers will be disclosed on a current report on Form 8-K within four business days after the waiver is approved. Item 11. Executive Compensation Information regarding “Executive Compensation” is set forth under the headings “Compensation of Directors,” “Compensation Discussion and Analysis” and “Executive Compensation Tables” of the Company’s 2025 Proxy Statement and is incorporated herein by reference, other than the subheading “Pay Versus Performance.” Information regarding the “Compensation and Human Capital Committee Report” is set forth under the heading “Report of Compensation and Human Capital Committee” of the Company’s 2025 Proxy Statement and is incorporated herein by reference. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters Information regarding “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” is set forth under the headings “Voting Securities and Principal Holders Thereof,” and “Equity Compensation Plan Information” of the Company’s 2025 Proxy Statement and is incorporated herein by reference. Item 13. Certain Relationships and Related Transactions, and Director Independence Information regarding “Certain Relationships and Related Transactions, and Director Independence” is set forth under the headings “Transactions with Management” and “Corporate Governance – Director Independence” of the Company’s 2025 Proxy Statement and is incorporated herein by reference. Item 14. Principal Accounting Fees and Services Information regarding “Principal Accounting Fees and Services” is set forth under the heading “Auditors – Fees Paid to Independent Registered Public Accounting Firm” of the Company’s 2025 Proxy Statement and is incorporated herein by reference. 122

PART IV Item 15. Exhibits, Financial Statement Schedules List of Financial Statements and Financial Statement Schedules (a) The following documents are filed as a part of this report: (1) Financial Statements and (2) Financial Statement schedules required to be filed by Item 8 of this report. (3) The following exhibits are required by Item 601 of Regulation S-K and are included as part of this Form 10-K: Exhibit No. Description 3(a) 1 Restated Articles of Incorporation. Filed as Exhibit 3.1 to Form 10-Q filed on August 2, 2022. 3(b) 1 Amended and Restated Bylaws. Filed as Exhibit 3.2 to Form 8-K filed on May 4, 2021. 4(a) 1 Description of Glacier Bancorp, Inc.’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act Filed as Exhibit 4(a) to Form 10-Q filed on August 2, 2022. 10(a) 1,2 Amended and Restated Deferred Compensation Plan effective January 1, 2008. Filed as Exhibit 10(c) to Form 10-K filed on March 2, 2009. 10(b) 1,2 Amended and Restated Supplemental Executive Retirement Agreement effective January 1, 2008. Filed as Exhibit 10(d) to Form 10-K filed on March 2, 2009. 10(c) 1,2 Nonemployee Service Provider Deferred Compensation Plan effective July 25, 2012. Filed as Exhibit 10.1 to Form 8-K filed on October 31, 2012. 10(d) 1,2 2015 Stock Incentive Plan. Filed as Exhibit 99.1 to Form S-8 Registration Statement (No. 333-204023) filed on May 8, 2015. 10(e) 1,2 Form of Stock Option Award Agreement under 2015 Stock Incentive Plan. Filed as Exhibit 99.2 to Form S-8 Registration Statement (No. 333-204023) filed on May 8, 2015. 10(f) 1,2 Form of Restricted Share Units Award Agreement under 2015 Stock Incentive Plan. Filed as Exhibit 10(f) to Form 10-K filed on February 23, 2022. 10(g) 1,2 2015 Short Term Incentive Plan. Filed as Exhibit 10(g) to Form 10-K filed on February 22, 2019. 10(h) 1,2 Heritage Bancorp 2010 Stock Compensation Plan. Filed as Exhibit 99.1 to Form S-8 Registration Statement (No. 333-233079) filed on August 7, 2019. 10(i) 1,2 Employment Agreement effective March 5, 2018 between the Company and Randall M. Chesler. Filed as Exhibit 10.1 to Form 10-Q filed on May 1, 2018. 10(j) 1,2 Employment Agreement effective March 5, 2018 between the Company and Ron J. Copher. Filed as Exhibit 10.2 to Form 10-Q filed on May 1, 2018. 10(k) 1,2 Form of Amendment to Employment Agreements of Randall M. Chesler and Ron J. Copher, effective February 19, 2020. Filed as Exhibit 10(m) to Form 10-K filed on February 21, 2020. 10(l) 2 Amended and Restated Employment Agreement effective February 20, 2025, between the Company and Ryan T. Screnar. 10(m) 1,2 Amended and Restated Employment Agreement effective February 20, 2025 between the Company and Lee K. Groom. 19 Insider Trading Policy 21 Subsidiaries of the Company (See Item 1. Business, “General”) 23 3 Consent of Forvis Mazars, LLP 31.1 3 Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 31.2 3 Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 32 3 Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002 97.1 Clawback Policy 123

Exhibit No. Description 101.INS 3 XBRL Instance Document - The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document. 101.SCH 3 XBRL Taxonomy Extension Schema Document 101.CAL 3 XBRL Taxonomy Extension Calculation Linkbase Document 101.DEF 3 XBRL Taxonomy Extension Definition Linkbase Document 101.LAB 3 XBRL Taxonomy Extension Labels Linkbase Document 101.PRE 3 XBRL Taxonomy Extension Presentation Linkbase Document 104 3 Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) ______________________________ 1 Exhibit has been previously filed with the United States Securities and Exchange Commission and is incorporated herein as an exhibit by reference to the prior filing. 2 Compensatory Plan or Arrangement 3 Exhibit omitted from the 2025 Annual Report to Shareholders. All other financial statement schedules required by Regulation S-X are omitted because they are not applicable, not material or because the information is included in the consolidated financial statements or related notes. Item 16. Form 10-K Summary None 124

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 25, 2025. GLACIER BANCORP, INC. By: /s/ Randall M. Chesler Randall M. Chesler President and CEO Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 25, 2025, by the following persons on behalf of the registrant and in the capacities indicated. /s/ Randall M. Chesler President, CEO, and Director Randall M. Chesler (Principal Executive Officer) /s/ Ron J. Copher Executive Vice President and CFO Ron J. Copher (Principal Financial and Accounting Officer) Board of Directors /s/ Craig A. Langel Chairman Craig A. Langel /s/ David C. Boyles Director David C. Boyles /s/ Robert A. Cashell, Jr. Director Robert A. Cashell, Jr. /s/ Sherry L. Cladouhos Director Sherry L. Cladouhos /s/ Jesus T. Espinoza Director Jesus T. Espinoza /s/ Annie M. Goodwin Director Annie M. Goodwin /s/ Kristen L. Heck Director Kristen L. Heck /s/ Michael B. Hormaechea Director Michael B. Hormaechea /s/ Douglas J. McBride Director Douglas J. McBride /s/ Beth Noymer Levine Director Beth Noymer Levine 125

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DIRECTORS AND OFFICERS Board of Directors Craig A. Langel, CPA, CVA, Chairman Officer of Langel & Associates, P.C./Owner and CEO of CLC Restaurants, Inc. David C. Boyles Former Chairman of Columbine Capital Corporation and Retired President of Guaranty Bank and Trust Company Robert A. Cashell, Jr. Owner and President of Robert Parker, Inc. and Topaz Lodge, Inc. Randall M. Chesler President and CEO of Glacier Bancorp, Inc. Sherry L. Cladouhos Retired CEO of Blue Cross Blue Shield of Montana Jesus T. Espinoza President and CEO of Espinoza Community Development LLC and Former President and CEO of Raza Development Fund Annie M. Goodwin, RN Attorney/Goodwin Law Office LLC and Former Montana Commissioner of Banking and Financial Institutions Kristen L. Heck Owner and CEO of LC Staffing Service and Loyal Care LP Michael B. Hormaechea Owner of Hormaechea Development, LLC Douglas J. McBride, OD, FAAO Doctor of Optometry Beth Noymer Levine Founder and Principal SmartMouth Communications Corporate Officers Randall M. Chesler President/Chief Executive Officer Ron J. Copher, CPA Executive Vice President/Chief Financial Officer/Secretary Ryan T. Screnar, CPA, CGMA Executive Vice President/Chief Administrative Officer Lee K. Groom Executive Vice President/Chief Experience Officer Tom P. Dolan Senior Vice President/Chief Credit Officer Angela L. Dose, CPA Senior Vice President/Chief Accounting Officer T.J. Frickle Senior Vice President/Chief Risk Officer Nathan D. Judd Senior Vice President/Chief Auditor David L. Langston Senior Vice President/Chief Human Resources Officer Mark D. MacMillan Senior Vice President/Chief Information Officer Paul W. Peterson Senior Vice President/Chief Mortgage Officer Byron J. Pollan Senior Vice President/Treasurer Jason A. Preble Senior Vice President/Chief Operations Officer R. Greg Wamsley, CFA Senior Vice President/Head of Financial Planning & Analysis Cover photo by Chuck Haney “Late Afternoon at Bowman Lake” Glacier National Park, Montana INVESTOR INFORMATION 2024 Cash Dividends Declared Frequency Record Date Payment Date Per Share Amount Quarterly (1) April 9, 2024 April 18, 2024 $0.33 Quarterly (2) July 9, 2024 July 18, 2024 $0.33 Quarterly (3) October 8, 2024 October 17, 2024 $0.33 Quarterly (4) December 10, 2024 December 19, 2024 $0.33 Ten-Year Common Stock Price and Dividend History Common Stock Price Cash Dividends Year High Low Close Declared Per Share 2015 $30.29 $22.16 $26.53 $1.05 2016 $37.87 $21.90 $36.23 $1.10 2017 $41.23 $31.38 $39.39 $1.14 2018 $47.67 $35.77 $39.62 $1.31 2019 $46.51 $37.58 $45.99 $1.31 2020 $47.05 $26.66 $46.01 $1.33 2021 $67.35 $44.55 $56.70 $1.37 2022 $60.69 $44.43 $49.42 $1.32 2023 $50.03 $26.77 $41.32 $1.32 2024 $60.67 $34.35 $50.22 $1.32 ___________________________ 1 Subject to approval by the Board of Directors Stock Listing Glacier Bancorp, Inc.'s common stock trades on the New York Stock Exchange under the symbol: GBCI. There are approximately 1,968 shareholders of record for Glacier Bancorp, Inc. stock. Annual Meeting The Annual Meeting of Shareholders will be held on April 30, 2025 at 9:00 a.m. Mountain Time at The Hilton Garden Inn, 1840 Highway 93 South, Kalispell, Montana. Automatic Dividend Reinvestment Plan Shareholders may reinvest their dividends and make additional cash purchases of common stock by participating in the Company's dividend reinvestment plan. Call Equiniti Trust Company at (877) 390-3076 for more information and to request a prospectus. Email Notifications Readers may subscribe to Glacier Bancorp, Inc. email notifications for corporate events, document filings, press releases and end-of-day stock quotes in the Email Notification section of the Company's website. Corporate Headquarters 49 Commons Loop Kalispell, Montana 59901 (406) 751-7708 www.glacierbancorp.com Stock Transfer Agent Equiniti Trust Company, LLC New York, NY 10005 (877) 390-3076 www.equiniti.com Independent Registered Public Accountants Forvis Mazars, LLP Denver, Colorado www.forvis.com Legal Counsel Miller Nash Graham & Dunn LLP Seattle, Washington www.millernash.com Moore, Cockrell, Goicoechea & Johnson, P.C. Kalispell, Montana www.mcgalaw.com 2025 Anticipated Dividend Dates 1 Quarter Record Date Payment Date 1 April 8, 2025 April 17, 2025 2 July 8, 2025 July 17, 2025 3 October 7, 2025 October 16, 2025 4 December 9, 2025 December 18, 2025

“We are proud to serve your hometown with personal service and we welcome you to our Family of Banks.” -Randy Chesler, President and CEO